    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 1998


                                                       REGISTRATION NO 333-53211
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                   AMENDMENT
                                     NO. 2
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                             HARD ROCK HOTEL, INC.
             (Exact name of registrant as specified in its charter)

            NEVADA                           7999                  88-0306263
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           --------------------------

                               4455 PARADISE ROAD
                            LAS VEGAS, NEVADA 89109
                                 (702) 693-5000
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                           --------------------------

                                 BRUCE R. DALL
                     CHIEF FINANCIAL OFFICER AND TREASURER
                               4455 PARADISE ROAD
                            LAS VEGAS, NEVADA 89109
                                 (702) 693-5000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

                              MICHAEL A. WORONOFF
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after the effective date of this registration statement.

                           --------------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST   , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

OFFER FOR ALL OUTSTANDING 9 1/4% SERIES A SENIOR SUBORDINATED NOTES DUE 2005 IN EXCHANGE FOR 9 1/4% SERIES B SENIOR SUBORDINATED NOTES DUE 2005, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

                             HARD ROCK HOTEL, INC.

                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
                               , 1998, UNLESS EXTENDED.

    Hard Rock Hotel, Inc. (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $120,000,000 aggregate principal amount of 9 1/4% Series B Senior Subordinated Notes due 2005 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount at maturity of the issued and outstanding 9 1/4% Series A Senior Subordinated Notes due 2005 (the "Old Notes" and, together with the New Notes, the "Notes"). The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The Company issued $120,000,000 aggregate principal amount of Old Notes on March 23, 1998, pursuant to exemptions from, or transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws (the "Offering").

    The Notes bear interest at the rate of 9 1/4% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 1998. The Notes mature on April 1, 2005. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. The Company will have the option to direct a holder's disposition of the Notes or redeem the Notes pursuant to certain regulatory requirements. On or before April 1, 2001, the Company may redeem up to 35% in aggregate principal amount of the Notes originally issued at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net proceeds of Equity Offerings (as defined). Upon a Change of Control (as defined), the Company will be required to offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. There can be no assurance that the Company will have the financial resources to repurchase the Notes in the event of a Change of Control. See "Description of Notes."

    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all Senior Indebtedness (as defined), including borrowings under the New Credit Facility (as defined). As of April 30, 1998, the aggregate amount of outstanding Senior Indebtedness was $0.3 million and the Company had $67.0 million of undrawn availability under the New Credit Facility. The Company anticipates incurring additional indebtedness under the New Credit Facility to fund a portion of the Expansion (as defined). The Indenture (as defined) permits the Company to incur additional indebtedness subject to certain limitations. See "Description of Notes."

    SEE "RISK FACTORS" BEGINNING AT PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED PRIOR TO ACQUIRING NEW NOTES.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.


                This date of this Prospectus is August   , 1998

    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from March 23, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes.

    The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined herein). The Company is making the Exchange Offer pursuant to the registration statement of which this Prospectus is a part in reliance upon the position of the staff of the Securities and Exchange Commission (the "Commission") set forth in certain no-action letters addressed to other parties in other transactions. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Based on these interpretations by the staff of the Commission, the Company believes that the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act; (ii) an Initial Purchaser (as defined herein) or holder of Old Notes who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act; or (iii) a broker-dealer who acquired the Old Notes as a result of market making or other trading activities) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning or the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of at least 12 months after the date upon which the Registration Statement, of which this Prospectus is a part, is declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses of the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. If the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the Holders thereof. See "The Exchange Offer."

    There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market or register or qualify the New Notes for offer and sale in any jurisdiction (other than the registration of the New Notes under the Securities Act).

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement otherwise filed with the Commission.

    Upon the effectiveness of the Registration Statement, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports and other information with the Commission. The Registration Statement, the exhibits forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected, without charge, at the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the material may be obtained from the Public Reference Section of the Commission upon payment of the prescribed fees. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information at http:/www.sec.gov.

                            ------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus constitute "forward-looking statements." Such forward-looking statements include the discussions of the business strategies of the Company and expectations concerning future operations, margins, profitability, liquidity, capital expenditures and capital resources. Although management believes that the expectations in such forward-looking statements are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with new construction, competition and other planned construction in Las Vegas, government regulation related to the gaming industry, uncertainty of casino customer spending and vacationing in casino resorts in Las Vegas, occupancy rates and average room rates in Las Vegas, the popularity of Las Vegas as a convention and trade show destination, the completion of infrastructure improvements in Las Vegas, including the on-going expansion of McCarran International Airport, and general economic and business conditions that may affect levels of disposable income of consumers and pricing of hotel rooms. For a further discussion of such factors and others, see "Risk Factors."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE HEREIN. REFERENCES TO "FISCAL YEAR" HEREIN ARE TO THE COMPANY'S FISCAL YEAR ENDING NOVEMBER 30.

                                  THE COMPANY

    The Company owns and operates the Hard Rock Hotel & Casino in Las Vegas, Nevada, the world's first casino resort with a rock music theme (the "Resort"). The Resort is modeled after the highly successful Hard Rock
Cafe-Registered Trademark- restaurant chain and is decorated with an extensive collection of rare rock memorabilia as well as a distinctive roof top guitar-shaped neon sign that extends 180 feet into the Las Vegas skyline. The original Hard Rock Cafe was co-founded in 1971 by Peter A. Morton, the Company's Chairman, Chief Executive Officer and President, and "Hard Rock" has grown to become a widely recognized name throughout the world. Since the Resort's opening in March 1995, it has developed a strong following among its target customer base of youthful individuals, generally between the ages of 25 and 45, who seek a vibrant, energetic entertainment and gaming experience with the services and amenities associated with a boutique luxury resort hotel. As evidence of its appeal to its target customer base, the Resort was selected in CONDE NAST TRAVELER as one of "The 25 Coolest Places to Stay Now" in the world and was also recognized in the 1997 LAS VEGAS REVIEW JOURNAL'S "Best of Las Vegas" issue as being "The Best Place to Take Out-of-Town Visitors" and for having "The Best Hotel Pool," "Best Blackjack Tables" and "Best Live Music Club." In order to capitalize on its current success, the Company intends to undertake an expansion designed to significantly enhance and enlarge the Resort.

    The Resort occupies one of the most highly visible and easily accessible sites in Las Vegas. It is located on approximately 16.7 acres of land near the intersection of Paradise Road and Harmon Avenue, approximately two miles from McCarran International Airport and approximately one mile east of Las Vegas Boulevard (the "Strip"), the main tourist area in Las Vegas. The Resort represents an attractive alternative for tourists, business travelers and locals who wish to avoid the crowds and congestion of the Strip, while maintaining close and easy access to the Strip. The Company has agreements with major hotels and casinos and retail establishments pursuant to which shuttle services are provided between such locations and the Resort. The Resort's location is particularly attractive due to its proximity to (i) a high concentration of popular Las Vegas restaurants and nightclubs, (ii) the Las Vegas Convention Center, (iii) the Thomas & Mack Center at the University of Nevada Las Vegas, Las Vegas' primary sporting and special events arena and (iv) a number of non-gaming hotels, which have an aggregate of more than 1,000 guest rooms.

    The Resort currently consists of (i) an eleven-story hotel tower (the "Hotel") with 339 guest rooms (including 28 deluxe suites), (ii) a 28,000 square-foot casino (the "Casino"), with 741 slot machines and 50 table games,
(iii) a 2,000 square-foot retail shop (the "Retail Store"), (iv) a nightclub and live music concert hall with a capacity of 1,400 persons ("The Joint"), (v) an outdoor swimming pool area with a tropical theme (the "Beach Club"), (vi) two restaurants, (vii) three cocktail lounges and (viii) an exercise facility (the "Athletic Club"). The Hotel's guest rooms and deluxe suites have an average size of 450 square feet and are decorated in a modern, minimalist style that features black and white photos of famous rock musicians. The Casino is designed with an innovative circular layout around an elevated bar (the "Center Bar"), which allows its patrons to see and be seen from nearly every area of the Casino. Rock music is played continuously to provide the Casino with an energetic and entertaining, club-like atmosphere. The Retail Store has an innovatively designed decor with a guitar-shaped sales counter, where customers may purchase a wide variety of merchandise displaying the popular "Hard Rock Hotel" and "HRH" logos. The Joint, a premier live music venue, successfully draws audiences from Las Vegas visitors and from the local Las Vegas population. The Beach Club features a 175-foot long, sand bottomed pool with a waterslide and underwater rock music, which was dubbed the "eighth wonder of Las Vegas" by VOGUE magazine. The

Resort's two restaurants offer fine dining at Mortoni's and 24-hour casual dining with a rock music inspired atmosphere at Mr. Lucky's.

    The Company has successfully differentiated itself in the Las Vegas market by targeting a predominantly youthful and "hip" customer base, which management believes consists primarily of rock music fans and youthful individuals, as well as actors, musicians and other members of the entertainment industry. To attract this target audience, the Company promotes the Resort as "the place to be" in Las Vegas. The "Hard Rock Hotel" trademark and Mr. Morton's extensive network of contacts in the music and entertainment industry have helped to attract a number of famous actors, musicians and celebrities to the Resort. In addition, The Joint has hosted numerous famous rock singers and popular music groups, such as The Rolling Stones, The Eagles, No Doubt, Fiona Apple, The Wallflowers, Sheryl Crow and Jewel. The Resort has also regularly hosted a variety of televised special events that have reinforced the Resort's marquee image, such as segments of, and the post awards party for, the Fox/Billboard Magazine Music Awards, MTV's dance program THE GRIND, VH-1's Fairway to Heaven, a celebrity golf tournament, the King of the Beach Invitational, a pro volleyball tournament, and the premiere of the major motion picture CON AIR.

    The success of the Resort's focused strategy is reflected in its strong visitor traffic and high occupancy rates since its opening in March 1995. As evidence of the strong demand for its rooms, the Hotel achieved a 99.5% and 100.0% occupancy rate in fiscal years 1996 and 1997, respectively (as compared to the average occupancy rate of 93.4% and 90.3%, respectively, for all hotels in Las Vegas in the calendar years 1996 and 1997). In addition, the Hotel's average daily room rate, which includes complimentary rooms ("ADR"), increased from $91.60 in 1996 to $96.36 in fiscal year 1997, despite the addition of approximately 15,300 hotel and motel rooms in Las Vegas in calendar years 1996 and 1997. Management estimates that the Hotel turns away between 5,000 and 10,000 requests for reservations each month as a result of the lack of sufficient hotel rooms to meet the high level of demand.

    The Company emphasizes its non-gaming operations as an important source of revenues. In fiscal year 1997, the Company's non-gaming operations, including lodging, retail, food and beverage and other, collectively accounted for 57.1% of the Company's gross revenues and generated an average gross margin of 52.1%. The strength of the "Hard Rock Hotel-Registered Trademark-" trademark is illustrated by strong sales of merchandise bearing the "Hard Rock Hotel" logo. Merchandise sales comprised 18.7% of gross revenues and generated a gross margin of 53.9% in fiscal year 1997.

                                 THE EXPANSION

    In order to capitalize on the strong popularity of the Resort, the Company is undertaking an expansion (the "Expansion") that is designed to significantly enlarge and enhance the Hotel, the Beach Club, the Retail Store and the variety of restaurants and entertainment amenities offered to guests of the Resort. The purpose of the Expansion is to attract a greater number of guests to the Resort, especially during mid-week periods, and to increase the amount of time and money guests spend at the Resort. Key elements of the Expansion include (i) nearly doubling the number of hotel rooms, (ii) significantly increasing the size and features of the Beach Club and (iii) the addition of other amenities including three full-service restaurants, a 1,088 space parking garage, a full-service health club and spa, a nightclub and larger convention and meeting facilities. The Company is also moderately expanding the Casino by adding approximately 60 slot machines and 11 table games, opening a new, higher limit gaming area and increasing the size of the race and sports book area by approximately 30%.

    The Company has established a total construction budget for the Expansion of $87.0 million (of which $8.2 million has been expended as of June 30, 1998), including construction contingency, pre-opening costs and construction period interest. Construction began in February 1998 and is expected to be completed in the second quarter of 1999. The Company is using approximately $10.3 million of the proceeds from the

Offering for the Expansion, and is financing the remainder of the cost of the Expansion through borrowings under the New Credit Facility and cash from operations.

    Construction of the Expansion has been planned in three separate phases in order to minimize disruption of existing operations. Phase I consists of the construction of the parking facility, which began in February 1998, and is expected to be completed in the fall of 1998. Phase II, which includes the development of the new nightclub and warehouse facility and the expansion of the Retail Store, is expected to be completed by the end of 1998. Phase III, which involves the development of the new hotel tower, expanded Beach Club, health club and spa and the additional restaurants and meeting space, is expected to be completed in the second quarter of 1999. Mr. Morton has provided a Completion Guaranty for the Expansion. See "Risk Factors--Completion Guaranty" and "Completion Guaranty."

                            ------------------------

    The Resort, which commenced operations in March 1995, was conceived and founded by Peter A. Morton and developed in partnership with Harveys Casino Resorts ("Harveys"). In October 1997, the Company redeemed Harveys' 40% equity interest in the Company and terminated a management agreement (the "Management Agreement") between the Company and Harveys (the "Buyout"). See "Certain Relationships and Related Transactions--Harveys Buyout." In connection with the Buyout, virtually all executive management employees working at the Resort at the time of the Buyout remained with the Company, including Gary R. Selesner, the Company's Senior Vice President of Operations and the Resort's General Manager. The Resort's core management team has an average of 21 years of experience within the gaming and lodging industry and has been integral to the Company's success.

    Mr. Morton co-founded the Hard Rock Cafe-Registered Trademark- restaurant chain in London, England in 1971 and oversaw the expansion of restaurants and the development of the Hard Rock Cafe brand name in certain territories until 1996. In June 1996, Mr. Morton and certain other investors sold the Hard Rock Cafes and certain related assets to The Rank Organization plc ("Rank") for approximately $410 million, pursuant to a transaction that provided Rank with global control of all Hard Rock Cafes. In connection with such sale, Mr. Morton and Rank entered into a trademark and licensing agreement pursuant to which Mr. Morton was granted the right to use the "Hard Rock Hotel-Registered Trademark-" and "Hard Rock Casino-Registered Trademark-" trademarks in perpetuity in connection with hotel casinos and casinos in areas of the United States west of the Mississippi River plus Illinois and Louisiana, but excluding Texas (other than Houston), and in Australia, Brazil, Israel, Venezuela and metropolitan Vancouver, British Columbia (collectively, the "Morton Territory"). Mr. Morton has granted a sublicense to the Company, pursuant to which the Company holds the exclusive right to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks for the Resort's operations in Las Vegas. See "Certain Relationships and Related Transactions."

    The principal executive offices of the Company are located at 4455 Paradise Road, Las Vegas, Nevada 89109, and its telephone number is (702) 693-5000.

                               THE EXCHANGE OFFER

    On March 23, 1998 the Company issued $120 million principal amount of Old Notes. The Old Notes were sold pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. Bear Stearns & Co. Inc., BancAmerica, Robertson Stevens and Donaldson Lufkin & Jenrette Securities Corporation (the "Initial Purchasers"), as a condition to their purchase of the Old Notes, requested that the Company agree to commence the Exchange Offer following the offering of the Old Notes.

SECURITIES OFFERED..................  Up to $120,000,000 principal amount or 9 1/4% Series
                                      B Senior Subordinated Notes due 2005, which have been
                                      registered under the securities Act. The terms of the
                                      New Notes and the Old Notes are identical in all
                                      material respects, except (i) that the New Notes have
                                      been registered under the Securities Act, (ii) for
                                      certain transfer restrictions and registration rights
                                      relating to the Old Notes and (iii) that the New
                                      Notes will not contain certain provisions relating to
                                      additional interest to be paid to the holders of Old
                                      Notes under certain circumstances relating to the
                                      timing of the Exchange Offer and certain other
                                      registration requirements described below under
                                      "Description of Notes--Registration Rights;
                                      Liquidated Damages."

THE EXCHANGE OFFER..................  The New Notes are being offered in exchange for a like principal amount of Old Notes. The issuance of
                                      the New Notes is intended to satisfy obligations of
                                      the Company contained in the Registration Rights
                                      Agreement, dated as of March 23, 1998, among the
                                      Company and the Initial Purchasers (the "Registration
                                      Rights Agreement"). For procedures for tendering, see
                                      "The Exchange Offer."

TENDERS, EXPIRATION DATE;             The Exchange Offer will expire at 5:00 p.m. New York
  WITHDRAWAL........................  City time, on          , 1998, or such later date and
                                      time to which it is extended. Each holder tendering
                                      Old Notes must acknowledge that it is not engaging
                                      in, nor does it intend to engage in, a distribution
                                      of the New Notes. The tender of Old Notes pursuant to
                                      the Exchange Offer may be withdrawn at any time prior
                                      to the Expiration Date (as defined herein). Any Old
                                      Note not accepted for exchange for any reason will be
                                      returned without expense to the tendering holder
                                      thereof as promptly as practicable after the
                                      expiration or termination of the Exchange Offer.

CERTAIN CONDITIONS TO EXCHANGE        The Exchange Offer is not subject to any condition,
  OFFER.............................  other than that the Exchange Offer does not violate any applicable law, including in particular any
                                      Nevada Gaming Law (as defined), or regulation or
                                      interpretation of the staff of the SEC.

UNITED STATES FEDERAL INCOME TAX
  CONSIDERATIONS....................  The exchange of Notes pursuant to the Exchange Offer will not result in any income, gain or loss to the
                                      holders thereof or the Company for United States
                                      Federal income tax purposes. See "Certain United
                                      States Federal Tax Consequences."

USE OF PROCEEDS.....................  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. See
                                      "Capitalization" and "Use of Proceeds."

EXCHANGE AGENT......................  U.S. Bank Trust, National Association is serving as
                                      Exchange Agent in connection with the Exchange Offer.

SHELF REGISTRATION STATEMENT........  Under certain circumstances, certain holders of Notes
                                      (including holders who are not permitted to
                                      participate in the Exchange Offer or who may not
                                      freely resell New Notes received in the Exchange
                                      Offer) may, by giving the Company written notice on
                                      or before the date specified in the Registration
                                      Rights Agreement, require the Company to file, and
                                      cause to become effective, a shelf registration
                                      statement under the Securities Act, which would cover
                                      resales of Notes by such holders. See Description of
                                      the Notes--Registration Rights; Liquidated Damages."

                    CONSEQUENCES OF NOT EXCHANGING OLD NOTES

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. See "Description of Notes--Registration Rights; Liquidated Damages."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

    The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from March 23, 1998. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 23, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

ISSUER..............................  Hard Rock Hotel, Inc.

SECURITIES OFFERED..................  Up to $120,000,000 aggregate principal amount of
                                      9 1/4% Series B Senior Subordinated Notes due 2005.

MATURITY DATE.......................  April 1, 2005.

INTEREST............................  Interest on the New Notes will be payable on each
                                      April 1 and October 1, commencing October 1, 1998.

RANKING.............................  The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to
                                      all existing and future Senior Indebtedness,
                                      including all borrowings under

                                      the New Credit Facility. As of April 30, 1998, the
                                      aggregate amount of outstanding Senior Indebtedness
                                      was $0.3 million and the Company had $67.0 million of
                                      undrawn availability under the New Credit Facility.
                                      See "Description of Notes-- Subordination."

CHANGE OF CONTROL...................  Upon a Change of Control, the Company will be required to make an offer to repurchase the New Notes
                                      at a price equal to 101% of the aggregate principal
                                      amount thereof, plus accrued and unpaid interest, if
                                      any, to the date of repurchase. See "Description of
                                      Notes--Repurchase at the Option of Holders--Change of
                                      Control."

OPTIONAL REDEMPTION.................  The New Notes will be subject to redemption at the option of the Company, in whole or in part, at any
                                      time on or after April 1, 2002, at the redemption
                                      prices set forth herein, plus accrued and unpaid
                                      interest thereon, if any, to the redemption date. In
                                      addition, on or prior to April 1, 2001, the Company
                                      may redeem up to 35% of the original aggregate
                                      principal amount of the New Notes at a redemption
                                      price equal to 109.25% of the principal amount
                                      thereof, plus accrued and unpaid interest thereon, if
                                      any, to the redemption date with the net proceeds of
                                      one or more Equity Offerings; PROVIDED that at least
                                      65% of the aggregate principal amount of New Notes
                                      originally issued remain outstanding immediately
                                      after the occurrence of such redemption; and PROVIDED
                                      FURTHER, that such redemption shall occur within 60
                                      days of the date of the closing of such Equity
                                      Offering. See "Description of Notes--Optional
                                      Redemption."

REGULATORY REDEMPTION...............  The Company will have the option to direct a holder's disposition of the New Notes or redeem the New Notes
                                      in connection with gaming laws and regulations of the
                                      State of Nevada. See "Description of
                                      Notes--Regulatory Redemption."

MANDATORY REDEMPTION................  None.

CERTAIN COVENANTS...................  The Indenture contains covenants restricting or limiting the ability of the Company and its
                                      Restricted Subsidiaries to, among other things, (i)
                                      pay dividends or make other restricted payments
                                      (including investments), (ii) incur additional
                                      indebtedness and issue certain preferred stock, (iii)
                                      create certain liens, (iv) incur dividend and other
                                      payment restrictions affecting subsidiaries, (v)
                                      enter into certain mergers or consolidations, (vi)
                                      utilize proceeds from asset sales and (vii) enter
                                      into transactions with affiliates. These covenants
                                      are subject to certain significant exceptions and
                                      qualifications. See "Description of Notes--Certain
                                      Covenants."

EXCHANGE OFFER; REGISTRATION          Holders of New Notes are not entitled to any
  RIGHTS............................  registration rights with respect to the New Notes.
                                      Pursuant to the

                                      Registration Rights Agreement, the Company has agreed
                                      to file an Exchange Offer Registration Statement or,
                                      under certain circumstances, a Shelf Registration
                                      Statement. The Registration Statement of which this
                                      Prospectus is a part constitutes the Exchange Offer
                                      Registration Statement. Under certain circumstances,
                                      certain holders of Notes (including holders who may
                                      not participate in the Exchange Offer) may require
                                      the Company to file, and cause to become effective, a
                                      shelf registration statement under the Securities
                                      Act, which would cover resales of the Notes by such
                                      holders. See "Description of Notes--Registration
                                      Rights; Liquidated Damages."

USE OF PROCEEDS.....................  There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. See
                                      "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

    Prospective holders of New Notes should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors," which begins on page 9, before making a decision to acquire New Notes.

                             SUMMARY FINANCIAL DATA

    The following table summarizes certain selected historical income statement data of the Company for fiscal years 1995, 1996 and 1997 that has been derived from the Company's Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The financial data for the six month periods ended May 31, 1997 and 1998 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending November 30, 1998. The Company commenced operations on March 9, 1995, and therefore, fiscal year 1995 is not directly comparable to fiscal years 1996 and 1997. The summary financial data set forth below should be read in conjunction with the Financial Statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            SIX MONTHS ENDED MAY
                                                             YEARS ENDED NOVEMBER 30,               31,
                                                         ---------------------------------  --------------------
                                                           1995(1)      1996       1997       1997       1998
                                                         -----------  ---------  ---------  ---------  ---------
                                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net revenues...........................................   $  55,738   $  77,289  $  77,048  $  39,077  $  40,003
Operating expenses(2)..................................      50,184      59,775     59,895     30,071     31,673
Management, incentive and supervisory fees.............       3,454       4,851      4,397      2,377        789
Charge for termination of Management Agreement.........          --          --     24,715     --         --
Income (loss) from operations..........................       2,100      12,663    (11,959)     6,629      7,541
Interest income (expense), net.........................      (4,930)     (5,617)    (5,585)     2,451      5,217
Net income (loss)......................................      (1,981)      4,467    (17,489)     2,668       (723)

BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents............................................................................  $  11,852
Total assets.........................................................................................    123,480
Total debt...........................................................................................    120,262
Shareholders' (deficit)(3)...........................................................................     (8,659)

------------
(1) The Company commenced operations on March 9, 1995, and therefore, fiscal year 1995 is not directly comparable to fiscal years 1996 and 1997.

(2) Operating expenses for fiscal years 1995, 1996 and 1997 and the six months ended May 31, 1997 and 1998 exclude fees paid pursuant to the Management Agreement ($2.3 million, $3.3 million, $2.8 million, $1.6 million, and $0.0, respectively), fees paid pursuant to the Supervisory Agreement (as defined) ($1.1 million, $1.5 million, $1.6 million, $0.8 million, and $0.8 million, respectively), and the $24.7 million non-recurring charge for termination of the Management Agreement in fiscal year 1997. Operating expenses for fiscal year 1995 include $4.9 million of pre-opening expenses.

(3) Effective October 24, 1997, the Company redeemed Harveys' 40% equity interest in the Company and its rights under the Management Agreement for $45.0 million. The Company accounted for this transaction in its November 30, 1997 financial statements with a $21.2 million charge to paid-in-capital and a $24.7 million charge to expense (which amounts include $0.9 million in related transaction costs). See "Certain Relationships and Related Transactions--Harveys Buyout."

                                  RISK FACTORS

    THE FOLLOWING SPECIFIC RISK FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED BEFORE ACQUIRING NEW NOTES.

SIGNIFICANT LEVERAGE

    The Company is highly leveraged. The Company's earnings have been insufficient to cover fixed charges in four of the last five years. As of May 31, 1998, the Company's total debt was $120.3 million. The Company expects to incur additional indebtedness under the New Credit Facility to fund the Expansion. The consequences of the Company's leverage include, but are not limited to, the following: (i) upon full use of the New Credit Facility, interest payments will be approximately $18 million per year which will require a substantial portion of the Company's expected annual cash from operations for the payment of interest on the Company's indebtedness, so long as the Notes are outstanding (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, development financing or other purposes may be limited and (iii) the Company will be susceptible to adverse changes in the economy and the Las Vegas gaming market. Furthermore, the Indenture and the New Credit Facility impose certain operating and financial restrictions on the Company. Such restrictions limit, among other things, the ability of the Company to incur additional indebtedness, create liens on its assets, sell assets or engage in mergers or consolidations, make investments, pay dividends or engage in intracorporate transactions. The failure by the Company to comply with numerous restrictive covenants contained in the Indenture and the New Credit Facility may result in a default which, if not cured or waived, could have a material adverse effect on the Company.

ABILITY TO REPAY DEBT

    The Company will be dependent to a significant extent upon the successful completion of the Expansion and operation of the Resort before and after completion of the Expansion for coverage of its debt service. The Company's future operating performance is itself dependent on a number of factors, many of which are outside of the Company's control, including prevailing economic conditions and financial, business, regulatory and other factors. A significant decrease in the Company's operations during the construction period would negatively impact the Company's ability to complete the Expansion on time, within the specified description or at all. Any significant increases in the construction budget or delays in completing the construction and opening of the Expansion would adversely affect the Company. There can be no assurance that future cash flows of the Company will be sufficient to meet all of the Company's obligations and commitments. If the Company were unable to generate sufficient cash from its future operations to pay interest on the Notes or to satisfy any other debt service requirements, or to pay its debts as they mature, the Company would be required to explore alternatives, such as seeking additional debt or equity financing, reducing or delaying capital expenditures or selling material assets or operations. No assurance can be given that the Company would be successful in implementing any of these alternatives, if necessary. In addition, Nevada law contains certain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Such restrictions, which are described in "Risk Factors--Government Regulation" and "Regulation and Licensing," could cause delays in obtaining necessary capital. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Regulation and Licensing."

SUBORDINATION OF NOTES

    New Notes, like the Old Notes, will be general unsecured obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness, including all borrowings of the Company under the New Credit Facility. Subject to certain limitations, the Indenture will permit the Company to incur additional indebtedness, including Senior Indebtedness. As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there can be no assurance that there will be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Description of the New Credit Facility" and "Description of Notes."

DEPENDENCE ON THE NEW CREDIT FACILITY

    The Company is dependent on the availability of the New Credit Facility to fund construction of the Expansion. In the event that the Company is unable to generate cash flow sufficient to make required payments of principal and interest on its indebtedness, or is otherwise in default with respect to the covenants thereunder, the lenders under the New Credit Facility could elect to declare all borrowings thereunder to be due and payable, together with accrued and unpaid interest, and to terminate their commitments thereunder. If the lenders for any reason require early repayment of the funds borrowed pursuant to the New Credit Facility, or fail to provide funds pursuant to that agreement, the Company may not be able to complete some or all of the Expansion.

    Obligations under the New Credit Facility will be secured by liens on substantially all assets of the Company. In addition, the indebtedness under the New Credit Facility will become due prior to the maturity of the Notes. If New Credit Facility creditors were to foreclose on the collateral securing the New Credit Facility, it is possible that insufficient assets would remain after satisfaction of such indebtedness to satisfy fully the claims of the holders of the Notes. Upon an event of default and acceleration under the New Credit Facility the lenders thereunder may exercise the right, subject to prior approval by the Nevada Gaming Authorities of their application to acquire control, to control the operation of the Resort.

    Borrowings under the New Credit Facility will bear interest at floating rates based on the Federal Funds Rate, the prime lending rate or LIBOR. Increases in interest rates on indebtedness under the New Credit Facility would increase the Company's interest payment obligations and could have an adverse effect on the Company.

RISKS RELATING TO THE EXPANSION

    Failure to complete the Expansion within the budget or on schedule may have a material adverse effect on the Company. Although the Company expects that the final stage of the Expansion will be completed in the second quarter of 1999, the Company has not entered into a contract for the construction of the entire Expansion and no assurances can be given that the Expansion will be completed by then or any other time, or that the projected budget will not be exceeded. The anticipated costs and completion date for the Expansion are based upon the Company's budgets, conceptual design documents and construction schedule estimates, prepared in part in consultation with architects and construction and design consultants. Such estimates and projected completion dates may change significantly as the Expansion progresses. Although the Company anticipates the Expansion to take substantially the form described herein, construction plans for the entire Expansion have not been completed and are subject to change. Any such change may result in some or all of the Expansion being completed in a manner substantially different from that described herein or not at all. Changes in design and construction plans may require additional funds beyond those provided by the Offering and the New Credit Facility. There can be no assurance that other resources would be available to the Company under terms that would not be disadvantageous to the Company.

    Construction projects, such as the Expansion, can entail significant development and construction risks including, but not limited to, labor disputes, shortages of material and skilled labor, weather interference, unforeseen engineering problems, environmental problems, geological problems, construction, demolition, excavation, zoning, permitting or equipment problems and unanticipated cost increases, any of which could give rise to delays or cost overruns or otherwise have a material adverse effect on the Expansion and the Company.

    In addition, the Expansion will require many permits, licenses and approvals that have not yet been obtained. The scope of the approvals required for projects of this nature is extensive, including, without limitation, state and local land-use permits, building and zoning permits. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled completion of the Expansion. There can be no assurance that such conditions will not adversely affect the Company or that such regulatory approvals will be obtained.

    Although construction activities related to the Expansion are planned to minimize disruption, construction noise and debris and the temporary closing of certain facilities may disrupt the Resort's operations and unexpected delays in construction for any reason could exacerbate or magnify these disruptions. There can be no assurance that the construction of the Expansion will not have an adverse effect on the Company.

RISK OF OVERCAPACITY; COMPETITION AND PLANNED CONSTRUCTION IN LAS VEGAS

    The Company's success is dependent upon the success of the Resort and its continuing ability to attract visitors and operate profitably. However, the Company's operations are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company.

    The Company, located less than one mile east of the Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are approximately 24 major gaming properties located on or near the Strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as the Rio, Sunset Station, the Mirage, Treasure Island, Caesar's Palace, Luxor, New York-New York and the MGM Grand, have themes and attractions that draw a significant number of visitors and directly compete with the Company's operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than the Company and market to the same target demographic group as the Company. Moreover, an April 1, 1998, article entitled "Gamble on Las Vegas Hotel-Casinos May Not Pay Off," in The Wall Street Journal reported that in 1997 while the number of rooms rose by 6.3%, the number of visitors rose only 2.8%. Hotel casinos under construction, such as the Bellagio, the Mansion at MGM Grand, Mandalay Bay, Paris, The Venetian, Marriott International, the Aladdin/Planet Hollywood and Aladdin sister properties, will also directly compete with the Company's operations and together with other projects are expected to add approximately 20,000 rooms to the market. While there has been significant new hotel casino construction in Las Vegas in the past, including approximately 15,300 hotel and motel rooms added in 1996 and 1997, the Las Vegas market has not previously witnessed the room capacity additions expected in the next three years and management cannot estimate the effect on the Company of these developments. Certain of these properties may incorporate a music theme (and at least one has announced its intention to do so) that may affect the Company negatively. There can be no assurance that competition with existing and new gaming properties will not adversely affect the Company. There also can be no assurance that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular, and a decline or leveling off of the growth or popularity of such facilities would adversely affect the Company.

OTHER FORMS OF COMPETITION

    The Company will also face competition from competing "Hard Rock" hotels and casinos that may be established in jurisdictions other than Las Vegas. The Company has the exclusive right to exploit the "Hard Rock Hotel" and "Hard Rock Casino" trademarks only in connection with the Resort in Las Vegas. Mr. Morton holds the exclusive rights to exploit such trademarks in other parts of the Morton Territory in connection with hotel casinos and casinos, and Rank holds such rights in the remainder of the world.

Neither Mr. Morton nor Rank may open a hotel/casino or casino using the "Hard Rock" name in Las Vegas. Rank has the right to open hotels (without casinos) under the "Hard Rock" name anywhere outside of the State of Nevada. The Company has been informed that Rank intends to open several hotels using the "Hard Rock" name in jurisdictions both inside and outside the Morton Territory. There can be no assurance that the development by Rank or Mr. Morton of other hotels and casinos using names that include the phrase "Hard Rock" outside of Las Vegas will not adversely affect the Company. See "--Risks Associated with Shared Use of the 'Hard Rock' Brand Names."

    To a lesser extent, the Company competes with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, Atlantic City, New Jersey and other parts of the United States. The Company also competes with state-sponsored lotteries, on- and off-track wagering, card parlors, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. Continued proliferation of gaming activities could significantly and adversely affect the Company. In particular, the legalization of casino gaming in or near any metropolitan area (particularly Southern California) from which the Company attracts customers would have a material adverse effect on the Company. See "--Possible Legislation."

    Many of the Company's competitors in the hotel casino industry are emphasizing or are expected to emphasize their non-gaming businesses, including retail sales. Consequently, the Company has recently experienced (and expects to continue to experience) increased competition in the retail sales market in Las Vegas. The Company's retail departmental revenues decreased by $1.9 million (11.1%) during fiscal year 1997 relative to fiscal year 1996, and there can be no assurance that retail departmental revenues will not continue to decrease.

DEPENDENCE UPON KEY MARKET AND LIMITED BASE OF OPERATIONS

    All of the Company's revenues are generated from the Resort. The Company's results of operations are dependent on conditions in Las Vegas, Nevada and, indirectly, Southern California, where many of the Resort's targeted customers reside. A decline in the local economies of Las Vegas or Southern California could have a negative effect on the Company. In addition, because Las Vegas draws from a national and international tourist base, a downturn in the domestic or global economies could have a negative effect on operators of Las Vegas casinos, including the Company. Furthermore, due to the Company's single location, it is subject to greater risks than a more diversified hotel and casino resort operator.

    The combination of the single location and the significant investment associated with it may cause the operating results of the Company to fluctuate significantly and adversely affect the Company. Due to the single location, poor operating results at the Resort would materially affect the profitability of the entire Company. Future growth in revenues and profits will depend to a substantial extent on the Company's ability to successfully execute the Expansion and generate cash flow sufficient for working capital needs.

RELIANCE ON KEY PERSONNEL, CONTROL BY PRINCIPAL SHAREHOLDER

    The ability of the Company to operate successfully and competitively is dependent, in part, upon the continued services of certain of its employees, particularly Peter A. Morton, Chairman of the Board, Chief Executive Officer, President and Secretary, and Gary R. Selesner, Senior Vice President of Operations and General Manager. In the event that either of Messrs. Morton and Selesner were to leave the Company, there can be no assurance that a suitable replacement could be found. Management believes that the loss of services by either of these executives could have a material adverse effect on the Company. The Company does not maintain key man life insurance for any officer or director of the Company. Mr. Morton has several outside business interests and may have additional business interests in the future. Although Mr. Morton currently spends substantially all of his business time on the Company, there can be no assurance that he will continue to do so in the future.

    Mr. Morton beneficially owns over 90% of the outstanding common stock of the Company, including 100% of the outstanding voting common stock of the Company, and therefore is able to control the election of the Board of Directors of the Company and approve or disapprove any other matters submitted to the stockholders.

    In addition, while Mr. Morton has informed the Company that he believes he will be able to perform his obligations under the Completion Guaranty, such guaranty is not secured. If Mr. Morton were to die or become bankrupt or insolvent, the performance of his obligations under the Completion Guaranty could be delayed or adversely affected.

LACK OF SIGNIFICANT OPERATING HISTORY

    From the inception of the Company to October 24, 1997, Harveys owned 40% of the Company and managed the Resort pursuant to the Management Agreement. Although no executive personnel changes at the Resort were effected by the Buyout, Harveys had previously provided hotel and casino management expertise and oversight and was responsible for the Resort's management information systems, employee benefit programs and insurance policies. These responsibilities were transferred to the Company in October 1997 and the Company has not established a track record of independently operating a resort. The continued success of the Company's operations will depend on the Company's successful management and implementation of its own systems.

RISKS ASSOCIATED WITH HISTORICAL NET LOSSES


    Although the Company maintained 100% occupancy of the Hotel for the six months ended May 31, 1998, and for fiscal year 1997, the Company has recorded net losses for the six months ended May 31, 1998 and in fiscal year 1997. The net loss for the six months ended May 31, 1998 of $0.7 million is mostly attributable to the write-off on loan fees net of taxes of $2.2 million associated with the termination of the Old Credit Facility. The net loss for the fiscal year 1997 of $17.5 million is largely attributable to the $24.7 million non-recurring charge paid by the Company in connection with the Buyout. Additionally, the Company has recorded a net loss for fiscal year 1995 of $2.0 million that is largely attributable to the pre-tax write-off of $4.9 million in pre-opening expenses. There can be no assurances that the Company will not post a net loss in the future.


RISKS ASSOCIATED WITH SHARED USE OF THE "HARD ROCK" BRAND NAMES

    The Company benefits from the global name recognition and reputation generated by the Hard Rock Cafes that are operated by Rank. At present, Rank operates or franchises over 80 Hard Rock Cafes located in the United States and abroad. Rank is, however, under no obligation to continue to own, operate or franchise the Hard Rock Cafes, and there can be no assurance that Rank will not sell, change the focus of, or manage such restaurants in a manner that would adversely affect the Resort, which bears a similar name.

    In addition, although the Company has obtained the exclusive right to use and develop the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with the Resort in Las Vegas, a subsidiary of Rank is the sole owner of the rights to the "Hard Rock Cafe," "Hard Rock Hotel" and "Hard Rock Casino" trademarks. As a result, Rank or its licensee can exploit the "Hard Rock" name and logo (other than in connection with hotel casinos and casinos in the Morton Territory), including marketing "Hard Rock" merchandise, anywhere in the world. There can be no assurance that the Company will not be adversely affected by the management and reputation of any such use of the "Hard Rock" brand name.

COMPLETION GUARANTY

    Pursuant to the Completion Guaranty, Peter A. Morton has guaranteed, subject to certain conditions and limitations, payment of construction and development costs of the Expansion in excess of $87.0 million, up to a maximum of $10.0 million. Mr. Morton's obligations under the Completion Guaranty will be deferred during the pendency of any FORCE MAJEURE event or any other event that makes completion of the Expansion physically impossible or unlawful. The Completion Guaranty does not provide for the incurrence by Mr. Morton, directly or indirectly, of any obligation, contingent or otherwise for the payment of the principal, premium and interest on the Notes or any other indebtedness under the financings described herein. If such construction and development costs exceed the amount of funds available to the Company for the Expansion, including amounts available under the Completion Guaranty, no assurance can be given that Mr. Morton will provide any additional funds and no assurance can be given that the Company will be able to raise additional funds. If Mr. Morton dies or becomes bankrupt or insolvent, the performance of his obligation to put money into the Company could be delayed or affected adversely. See "--Reliance on Key Personnel, Control by Principal Shareholder" and "Completion Guaranty."

GOVERNMENT REGULATION

    The gaming operations and the ownership of securities of the Company are subject to extensive regulation by the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and the Clark County Liquor and Gaming Licensing Board (the "CCLGLB" and, together with the Nevada Commission and the Nevada Board, the "Nevada Gaming Authorities"). The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with the Company, including holders of the Notes.

    The Nevada Commission may, in its discretion, require the holders of the Notes to file applications, be investigated and be found suitable to hold the Notes. If requested, appropriate applications must be filed within 30 days of the request.

    Additionally, the Nevada Commission may, in its discretion, require the holder of any debt security of a company registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") to file an application, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"), the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction. The Company will be required to be registered by the Nevada Commission as a Registered Corporation upon the effectiveness of the Exchange Offer.

    Each holder of Notes shall be deemed to have agreed (to the extent permitted by law) that if the Nevada Gaming Authorities determine that a holder or beneficial owner of the Notes must be found suitable, and if such holder or beneficial owner either refuses to file an application or is found unsuitable, such holder or beneficial owner shall, upon request of the Company, and by the terms of the Notes, dispose of such holder's or beneficial owner's Notes within 30 days after receipt of such request or such earlier date as may be ordered by the Nevada Gaming Authorities. Although not a regulatory requirement, the Company also will have the right to call for the redemption of Notes by any holders at any time to prevent the loss or material impairment of a gaming license or an application for a gaming license at a redemption price equal to the lesser of the principal amount thereof, the fair market value of such Notes on the date of redemption or the price at which such holder or beneficial owner acquired the Notes, together with, in either case, accrued and unpaid interest to the earlier of the date of redemption or such earlier date as may be required by the Nevada Gaming Authorities or the date of the finding of unsuitability by the Nevada Gaming Authorities, which may be less than 30 days following the notice of redemption, if so ordered by the Nevada Gaming Authorities. See "Description of Notes--Regulatory Redemption."

    Although the Company currently holds a gaming license issued by the Nevada Gaming Authorities, the Nevada Gaming Authorities may, upon the violation of a gaming law or regulation and after disciplinary complaint and public hearing, among other things, revoke, suspend, limit or condition the gaming license of any corporate entity (a "Corporate Licensee") or the registration of a Registered Corporation or any entity registered as a holding company of a Corporate Licensee. In addition, the Nevada Gaming Authorities may revoke the license or finding of suitability of any officer, director, controlling person, shareholder, noteholder or key employee of a licensed or registered entity. If the gaming licenses of the Company were revoked for any reason, the Nevada Gaming Authorities could require the closing of the Resort's gaming operations, which would result in a material adverse effect on the business of the Company. The Company and certain of its officers, directors, shareholders and key employees either have been licensed by, or have applied for licensing with, the Nevada Gaming Authorities.

    The Exchange Offer and any future public offering of debt or equity securities by the Company requires the prior approval of the Nevada Commission, if the securities or the proceeds from the sale thereof are intended to be used by the Company to pay for construction of, or to acquire an interest in, any gaming facilities in Nevada, to finance the gaming operations of an affiliated company or to retire or extend obligations incurred for any such purpose. The ability of the Company to effect the Exchange Offer is conditioned upon approvals from the Nevada Commission. The Company is currently seeking such approvals. See "Regulation and Licensing."

RISKS RELATED TO MARKET DATA

    The Company has included market data and information with respect to the performance of other gaming entities which are believed to be reasonably accurate. This data and information have not been independently verified by the Company and are subject to material uncertainties due to, among other things, the unavailability of raw data, the voluntary nature of the data gathering process and the inherent uncertainty of the estimation process. Accordingly, investors should not place undue reliance on such market data and performance data as there can be no assurance that such data and information are accurate in all material respects.

ENVIRONMENTAL RISKS AND REGULATION

    Under various federal, state and local laws, regulations and ordinances (collectively, "Environmental Laws"), an owner or operator of real estate interests may be liable for the costs of cleaning up, as well as certain damages resulting from, past or present spills, disposals or other releases of hazardous or toxic substances or wastes on, in or from a property. Certain Environmental Laws impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances or wastes at or from the property. An owner or operator of real estate or real estate interests also may be liable under certain Environmental Laws that govern activities or operations at a property having adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous or toxic wastes. In some cases, liability may not be limited to the value of the property in question. The presence of such substances or wastes, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral. The Company does not have environmental liability insurance to cover such events.

    The Company has in the past engaged in real estate development projects and has owned several parcels of real estate. Although there can be no assurance, the Company is not aware of any condition at any such properties that would have a material adverse effect on the Company's financial condition or results of operations.

POSSIBLE LEGISLATION

    California recently enacted the Gambling Control Act, which provides for a state regulatory board to oversee existing forms of gambling in California. The Gambling Control Act specifically maintains a strict categorical prohibition over certain forms of gambling. Due to the recent enactment of the Gambling Control Act, no assurances can be given regarding any effect that it may have on the Company's operations. Additionally, the California Senate is currently deliberating an amendment to the California constitution that would allow the establishment and operation of casinos on Native American lands. The Company believes that the expansion of casino gaming on Native American lands, or otherwise, in California could have a material adverse effect on the Company.

    The National Gambling Impact and Policy Commission has been formed to conduct a comprehensive study of all matters relating to the economic and social impact of gaming in the United States. Such commission is required to issue a report to Congress containing its findings and conclusions, together with recommendations for legislation and administrative actions by June 1999. Any such recommendations, if enacted into law, could adversely affect the gaming industry and have a material adverse effect on the Company.

    Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such tax could have a material adverse effect on the Company.

YEAR 2000 RISK

    The Company believes that its systems are capable of functioning from and after the year 2000 without any material additional costs. The ability of third parties with whom the Company transacts business to adequately address their year 2000 issues is outside of the Company's control. The Company is in the process of creating a comprehensive list, which the Company intends to have reviewed by a major independent accounting firm of its suppliers and food vendors to assist the Company in addressing year 2000 issues. There can be no assurance that the failure of the Company or such third parties to adequately address their respective year 2000 issues will not have a material adverse effect on the Company.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

    The Old Notes have not been registered under the Securities Act or any other securities laws of any jurisdiction and, therefore, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to exemptions from, or in transactions not subject to, those requirements and, in each case, in compliance with certain other conditions and restrictions. Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to such restrictions on transfer of such Old Notes as set forth in the legend thereon. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exemptions). The Company does not currently anticipate that it will register or qualify any Old Notes which remain outstanding after consummation of the Exchange Offer for offer or sale in any jurisdiction (subject to limited exceptions, if applicable). To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

    The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the Indenture.

    Upon consummation of the Exchange Offer, holders of Old Notes will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Description of Notes--Registration Rights; Liquidated Damages."

ABSENCE OF PUBLIC MARKET

    The Old Notes were issued to, and the Company believes such securities are currently owned by, a relatively small number of beneficial owners. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability if they are not exchanged for the New Notes. Although the New Notes may be resold or otherwise transferred by the holders (who are not affiliates of the Company) without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. There can be no assurance that such a market will develop. In addition, the New Notes will not be listed on any national securities exchange. The New Notes may trade at a discount from the initial offering price of the Old Notes, depending upon prevailing interest rates, the market for similar securities, the Company's operating results and other factors. The Issuers have been advised by the Initial Purchasers that they currently intend to make a market in the New Notes, as permitted by applicable laws and regulations; however, the Initial Purchasers are not obligated to do so, and any such market-making activities may be discontinued at any time without notice. In addition, such market-making activity may be limited during the Exchange Offer and the pendency of any Shelf Registration Statement. Therefore, there can be no assurance that an active market for any of the New Notes will develop, either prior to or after the Company's performance of its obligations under the Registration Rights Agreement. If an active public market does not develop, the market price and liquidity of the New Notes may be adversely affected.

    Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the New Notes.

    Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-marking activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

    Upon a Change of Control, the Company is required, subject to certain conditions, to offer to purchase all outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. The source of funds for any such purchase would be the Company's available cash or cash generated from other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. The New Credit Facility will restrict the purchase of Notes upon a Change of Control. A Change of Control likely would constitute an event of default under the New Credit Facility that would permit the lenders to accelerate the debt thereunder. In such event, the Company likely would attempt to refinance the indebtedness outstanding under the New Credit Facility and the Notes. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of the Notes tendered and to repay indebtedness outstanding under the New Credit Facility. See "Description of New Credit Facility" and "Description of Notes--Repurchase at the Option of Holders--Change of Control."

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Exchange Offer. The net proceeds to the Company from the Offering were $115.9 million. The Company used the net proceeds of the Offering, to repay amounts outstanding under the $120,000,000 credit agreement entered into by the Company with a consortium of banks in September of 1997 (the "Prior Credit Facility"), and expects to use the remaining $10.3 million from the Offering, borrowings under the New Credit Facility and cash flow from operations to fund the Expansion. Concurrently with the Offering, the Company entered into the New Credit Facility, which has a maximum availability of $67.0 million, all of which remains undrawn as of June 30, 1998. Indebtedness under the Prior Credit Facility had a weighted average interest rate of 9.22% per annum at November 30, 1997 and all tranches were scheduled to expire between June 2002 and April 2006. Upon the repayment of the total outstanding indebtedness of $105.6 million under the Prior Credit Facility, such facility was terminated. See "Description of New Credit Facility."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at May 31, 1998. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and notes thereto appearing elsewhere in this Offering Memorandum.

                                                                                                      AT MAY 31,
                                                                                                     -------------
                                                                                                         1998
                                                                                                     -------------
                                                                                                      (DOLLARS IN
                                                                                                      THOUSANDS)
Current maturities of long-term debt...............................................................   $       113
                                                                                                     -------------
                                                                                                     -------------
Long-term debt:
  New Credit Facility(1)...........................................................................       --
  The Notes........................................................................................     120,000
  Other long-term debt and obligations.............................................................           149
                                                                                                     -------------
    Total long-term debt...........................................................................       120,149
Shareholders' deficit(2):
  Common Stock.....................................................................................             1
  Paid-in capital..................................................................................         7,508
  Accumulated deficit..............................................................................       (16,167)
                                                                                                     -------------
    Total shareholders' deficit....................................................................        (8,659)
                                                                                                     -------------
    Total capitalization...........................................................................   $   111,490
                                                                                                     -------------
                                                                                                     -------------

---------------

(1) As of June 30, 1998, the Company had $67.0 million of undrawn availability under the New Credit Facility. See "Description of the New Credit Facility."

(2) Effective October 24, 1997, the Company redeemed Harveys' 40% equity interest in the Company and its rights under the Management Agreement for $45.0 million. The Company accounted for this transaction in its November 30, 1997 financial statements with a $21.2 million charge to paid-in-capital and a $24.7 million charge to expense (which amounts include $0.9 million in related transaction costs). See "Certain Relationships and Related Transactions--Harveys Buyout."

                     SELECTED FINANCIAL AND OPERATING DATA

    The selected historical income statement data of the Company set forth below for fiscal years 1995, 1996 and 1997 and the selected historical balance sheet data set forth below at November 30, 1996 and 1997 have been derived from the Company's Financial Statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The selected historical income statement data of the Company set forth below for the period from inception (August 30, 1993) through November 30, 1993 and for the fiscal year 1994 and the selected historical balance sheet data set forth below at November 30, 1993, 1994 and 1995 have been derived from the Company's audited Financial Statements not included herein. The financial data for the six month periods ended May 31, 1997 and 1998 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending November 30, 1998. The Company commenced operations on March 9, 1995, and therefore, fiscal years 1993, 1994 and 1995 are not directly comparable to fiscal years 1996 and 1997. The selected financial and operating data set forth below should be read in conjunction with the Financial Statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          THREE MONTHS                                                        SIX MONTHS
                                              ENDED                 YEARS ENDED NOVEMBER 30,                ENDED MAY 31,
                                          -------------  ----------------------------------------------  --------------------
                                             1993(1)       1994(1)      1995(1)      1996       1997       1997       1998
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
                                                                        (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
REVENUES:
  Casino................................    $      --     $      --    $  26,262   $  36,560  $  35,395  $  18,126  $  19,782
  Lodging...............................           --            --        7,845      12,257     12,919      6,497      6,580
  Food and beverage.....................           --            --       10,061      15,003     16,704      8,422      9,271
  Retail................................           --            --       13,984      17,336     15,404      7,758      6,407
  Other income..........................           --            --        1,290       1,901      2,076        996      1,171
  Less complimentaries..................           --            --       (3,704)     (5,768)    (5,450)    (2,722)    (3,208)
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
  Net revenues..........................           --            --       55,738      77,289     77,048     39,077     40,003

COSTS AND EXPENSES:
  Casino................................           --            --       12,399      18,158     17,921      9,131      9,748
  Lodging...............................           --            --        3,071       4,112      4,149      2,062      1,968
  Food and beverage.....................           --            --        6,877      10,118     10,360      5,212      5,412
  Retail................................           --            --        6,325       7,869      7,102      3,635      3,020
  Other.................................           --            --          821         949        943        447        436
  Marketing.............................           --            --        4,686       2,975      3,174      1,726      2,646
  General and administrative............           --            --       10,647      14,922     15,140      7,452      6,426
  Depreciation and amortization.........           --            --        3,870       5,523      5,503      2,783      2,806
  Pre-opening expenses..................           --            --        4,942          --         --         --         --
  Charge for termination of Management
    Agreement...........................           --            --           --          --     24,715         --         --
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
  Total costs and expenses..............           --            --       53,638      64,626     89,007     32,448     32,462
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
INCOME (LOSS) FROM OPERATIONS...........           --            --        2,100      12,663    (11,959)     6,629      7,541
  Interest income (expense), net........           19            42       (4,930)     (5,617)    (5,585)    (2,452)    (5,217)
  Other expenses, net...................           (6)         (487)          (8)        (54)       (32)       (21)         0
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
  Income (loss) before income tax
    provision (benefit) and
    extraordinary loss..................           13          (445)      (2,838)      6,992    (17,576)     4,156      2,324
  Income tax provision (benefit)........            3             6         (857)      2,525     (1,168)    (1,488)      (836)
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
  Income (loss) before extraordinary
    loss................................           10          (451)      (1,981)      4,467    (16,408)     2,668      1,488
  Extraordinary loss....................           --            --           --          --     (1,081)        --     (2,211)
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
Net income (loss).......................    $      10     $    (451)   $  (1,981)  $   4,467  $ (17,489) $   2,668  $    (723)
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
Diluted earnings (loss) per share.......    $     .10     $   (4.32)   $  (15.98)  $   35.25  $ (143.84) $   21.06  $   (9.51)
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------

                                          THREE MONTHS                                                        SIX MONTHS
                                              ENDED                 YEARS ENDED NOVEMBER 30,                ENDED MAY 31,
                                          -------------  ----------------------------------------------  --------------------
                                             1993(1)       1994(1)      1995(1)      1996       1997       1997       1998
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
                                                                        (DOLLARS IN THOUSANDS)
Shares used in calculating diluted
  earnings (loss) per share.............      100,000       104,480      123,965     126,705    121,586    126,705     76,023
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
                                          -------------  -----------  -----------  ---------  ---------  ---------  ---------
OTHER DATA:
  Capital expenditures(2)...............          911        44,860       39,118       4,006      2,557      6,370      6,017
  Depreciation and amortization.........           --            --        3,870       5,523      5,503      2,783      2,805
  Ratio of earnings to fixed
    charges(3)..........................           --            --           --         2.2x        --        2.7x       1.4x

                                                                         AT NOVEMBER 30,                     AT MAY 31,
                                                      -----------------------------------------------------  -----------
                                                        1993       1994       1995       1996       1997        1998
                                                      ---------  ---------  ---------  ---------  ---------  -----------
                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................  $   8,945  $   1,059  $   3,634  $   5,958  $   4,214   $  11,852
  Total assets......................................     16,826     56,570     99,855    109,044    109,556     123,480
  Total debt........................................         --     28,141     65,405     64,315    106,013     120,262
  Shareholders' equity (deficit)(4).................     16,710     18,275     26,295     30,762     (7,911)     (8,659)

------------------------------

(1) The Company was incorporated on August 30, 1993 and commenced operations on March 9, 1995, and was considered a development stage company during this period. Therefore, fiscal years 1993, 1994 and 1995 are not directly comparable to fiscal years 1996 and 1997.

(2) Capital expenditures for fiscal years 1994, 1995 and 1996 exclude $0.3 million, $0.5 million and $6.4 million, respectively, of non-cash additions.

(3) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income (loss) before extraordinary items, income taxes and fixed charges, net of interest capitalized, and (b) fixed charges consist of interest, including amounts capitalized, amortization of debt, and the estimated interest portion of rentals. Net losses for fiscal years 1994, 1995 and 1997 resulted in coverage deficiencies of $0.4 million, $2.3 million and $11.9 million, respectively.

(4) Effective October 24, 1997, the Company redeemed Harveys' 40% equity interest in the Company and its rights under the Management Agreement for $45 million. The Company accounted for this transaction in its November 30, 1997 financial statements with a $21.2 million charge to paid-in-capital and a $24.7 million charge to expense (which amounts include $0.9 million in related transaction costs). See "Certain Relationships and Related Transactions--Harveys Buyout."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE COMPANY'S FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS, AS WELL AS THE DISCUSSION UNDER "RISK FACTORS."

OVERVIEW

    The Company's sole business is the operation of the Resort, which commenced operations on March 9, 1995. Prior to the Resort's opening, the Company recorded no operating revenue or income.

    During fiscal year 1997, 42.9% of the Resort's revenues were derived from gaming operations. The Company also seeks to maximize revenues from hotel, retail, food and beverage and entertainment sales. The Company's business strategy is to provide its guests with an energetic and exciting gaming and entertainment environment with the services and amenities of a luxury, boutique hotel. To capitalize on customer demand, the Company has begun construction of the $87 million Expansion of the Resort.

    The Company began construction of the Expansion in February 1998. The Expansion has been designed to be constructed in phases in order to minimize disruption at the Resort. However, if construction activities are more disruptive than management currently anticipates, net revenues and EBITDA for fiscal year 1998 could be lower than results achieved in fiscal year 1997. Fiscal year 1998 operating results will also include the extraordinary pre-tax loss resulting from the write-off of $3.5 million in unamortized loan fees and financing costs in connection with the retirement of the Prior Credit Facility.

    Also during 1998, the Company hosted the Rolling Stones at the Joint (the "Rolling Stones Event"), a special marquee event, which generated significant national and international publicity.

    The Company believes that its systems are capable of functioning from and after the year 2000 without any material additional costs. The ability of third parties with whom the Company transacts business to adequately address their year 2000 issues is outside of the Company's control. There can be no assurance that the failure of the Company or such third parties to adequately address their respective year 2000 issues will not have a material adverse effect on the Company.

RESULTS OF OPERATIONS
  SIX MONTHS ENDED MAY 31, 1998 COMPARED TO SIX MONTHS ENDED MAY 31, 1997

    NET REVENUES AND OPERATING INCOME. Net revenues increased 2.4% for the six months ended May 31, 1998 to $40.0 million compared to $39.1 million for the corresponding period of the prior year. Operating income increased 13.8% for the six months ended May 31, 1998 to $7.5 million compared to $6.6 million for the corresponding period of the prior year. The increase in revenues is primarily attributable to strong table games (up 13.6%) and beverage revenues (up 16.8%) partially offset by decreased retail revenue of 17.4%. Operating income increased primarily as a result of the increased revenues and the elimination of management fees paid to Harveys Casino Resorts.

    CASINO. Casino revenues increased 9.1% for the six months ended May 31, 1998 to $19.8 million compared to $18.1 million for the corresponding period of the prior year. The increase is primarily due to increased table game play benefited by having 8 additional Blackjack tables (in place of approximately 75 slot machines) for the entire six months in 1998 versus only 24 days in the same period of 1997 and strong table game and slot machine play surrounding the Rolling Stones Event. Despite the reduction in the number of slot machines, net slot machine revenue increased 2.1% for the six months ended May 31, 1998 compared to the corresponding period of the prior year. Casino departmental income increased 11.5% for the six months ended May 31, 1998 to $10.0 million from $9.0 million, primarily as a result of the increased revenues. Casino departmental income as a percentage of casino revenues increased to 50.7% in 1998 from 49.6% in 1997, primarily as a result of spreading fixed costs over a larger revenue base.

    LODGING. Lodging revenues increased 1.3% for the six months ended May 31, 1998 to $6.6 million from $6.5 million for the corresponding period of the prior year. The ADR for the six months ended May 31, 1998 was $99, up 1.9% from $97 for the six months ended May 31, 1997. Hotel occupancy remained at 100%. Lodging departmental income increased 4.0% for the six months ended May 31, 1998 to $4.6 million from $4.4 million. Lodging departmental income as a percentage of Lodging revenues increased to 70.1% in 1998 from 68.3% in 1997.

    FOOD AND BEVERAGE. Food and Beverage revenues increased 10.1% for the six months ended May 31, 1998 to $9.3 million from $8.4 million for the corresponding period of the prior year. The increase was related to a $300,000 increase in banquet food and beverage revenues, a $346,000 increase in Joint bar revenues (attributable to operating the after hours Orbit Lounge in the Joint) and a $258,000 increase in Center Bar/Las Vegas Lounge revenues. Food and Beverage departmental income increased 20.2% for the six months ended May 31, 1998 to $3.9 million from $3.2 million, as a result of the increased revenues and decreased operating costs as a percent of revenue. Food and Beverage departmental income as a percentage of Food and Beverage revenues improved to 41.6% in 1998 from 38.1% in 1997, primarily as a result of the incremental revenue.

    RETAIL. Retail revenues decreased 17.4% for the six months ended May 31, 1998 to $6.4 million from $7.8 million for the corresponding period of the prior year. Management believes the decrease is primarily attributable to a diluted retail market from increased retail competition. Retail Departmental income decreased 17.8% for the six months ended May 31, 1998 to $3.4 million from $4.1 million, as a result of the decreased revenues. Retail departmental income as a percentage of Retail revenues decreased slightly to 52.9% in 1998 from 53.1% in 1997 as a result of managing retail expenses to the reduction in revenues.

    MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, General and Administrative expenses decreased 1.1% for the six months ended May 31, 1998 to $9.1 million from $9.2 million for the corresponding period of the prior year. The decrease is attributable to the elimination of management fees paid to Harveys of approximately $1.6 million offset by the costs associated with hosting The Rolling Stones event of approximately $1.1 million and higher accrued management incentive fees of approximately $.4 million.

    DEPRECIATION AND AMORTIZATION. Depreciation and Amortization expense remained at $2.8 million for the six months ended May 31, 1998.

    NET INTEREST EXPENSE. Net Interest expense increased 113% for the six months ended May 31, 1998 to $5.2 million from $2.5 million for the corresponding period of the prior year. The increase is attributable to the financing of the buyout of Harveys 40% interest in the Resort and related management agreement on October 24, 1997 for $45 million.

    INCOME TAXES. The income tax provision reflects the federal statutory rate adjusted for non-deductible expenses.

    EXTRAORDINARY LOSS. In connection with securing expansion financing on March 23, 1998, the Company wrote off $3.5 million in unamortized loan fee costs associated with the retirement of the Prior Credit Facility.

    NET INCOME. As a result of the factors described above, the Company recorded a net loss for the six months ended May 31, 1998 of $1.3 million compared to net income of $2.7 million for the corresponding period of the prior year.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

    NET REVENUES AND OPERATING INCOME. Net revenues remained essentially constant at $77.0 million in fiscal year 1997 compared to $77.3 million in fiscal year 1996. Operating income increased 3.9% in fiscal year 1997 to $13.2 million (excluding the charge of $24.7 million for the termination of the Management

Agreement and other non-recurring financing fees of $0.4 million) from $12.7 million in fiscal year 1996. In fiscal year 1997, the Company maintained strong operating performance despite the increased competitiveness in the Las Vegas market, which included the addition of approximately 15,300 new hotel and motel rooms in Las Vegas in 1996 and 1997. The Company continued to have strong demand for its hotel rooms and was successful in marketing The Joint and the Beach Club as banquet venues for large corporate events during major Las Vegas conventions.

    CASINO. Casino revenues decreased 3.2% in fiscal year 1997 to $35.4 million compared to $36.6 million in fiscal year 1996. Management believes the decrease is due primarily to competition in the Las Vegas market and a reduction in the number of slot machines. The decline in slot revenues was partially offset by a 4.0% increase in table game revenues due to an increase in the number of table games. The Company replaced 75 underutilized slot machines with a pit containing blackjack tables and added four blackjack tables at the Beach Club in order to capture demand during peak periods. Casino departmental income decreased 5.0% in fiscal year 1997 to $17.5 million from $18.4 million in fiscal year 1996, as a result of a decline in casino revenues. Casino departmental income as a percentage of casino revenues decreased to 49.4% in fiscal year 1997 from 50.3% in fiscal year 1996, primarily as a result of the change in mix towards table games, which yield lower margins than slot machines.

    LODGING. Lodging revenues increased 5.4% in fiscal year 1997 to $12.9 million compared to $12.3 million in fiscal year 1996. The increase was related to a 5.2% increase in ADR in fiscal year 1997 to $96.36 from $91.60 in fiscal year 1996 due to improved yield management and rate utilization. The Hotel's occupancy rate reached 100% in fiscal year 1997 compared to 99.5% in fiscal year 1996. Lodging departmental income increased 7.7% in fiscal year 1997 to $8.8 million from $8.1 million in fiscal year 1996 due to higher room revenue. Lodging departmental income as a percentage of lodging revenues improved in fiscal year 1997 to 67.9% from 66.5% in fiscal year 1996 due primarily to the increase in ADR in fiscal year 1997.

    FOOD AND BEVERAGE. Food and beverage revenues increased 11.3% in fiscal year 1997 to $16.7 million compared to $15.0 million in fiscal year 1996. The increase was primarily due to an increase in banquet revenues in fiscal year 1997 of $1.3 million, or 108.1%, from fiscal year 1996, resulting from increased marketing efforts of the Resort's banquet services targeted to companies looking to host large corporate events. The remainder of the increase in food and beverage revenues was from higher beverage sales in the Resort's cocktail lounges. Food and beverage departmental income increased 30.0% in fiscal year 1997 to $6.3 million from $4.9 million in fiscal year 1996. Food and beverage departmental income as a percentage of food and beverage revenues improved in fiscal year 1997 to 38.0% from 32.6% in fiscal year 1996 primarily due to an increase in the higher margin banquet business and a decline in direct labor and other operating expenses.

    RETAIL. Retail revenues decreased 11.1% in fiscal year 1997 to $15.4 million compared to $17.3 million in fiscal year 1996. Management believes the decline was primarily attributable to increased competition in the retail market in Las Vegas and the benefits in the fourth quarter of 1996 of increased clothing sales due to an unsolicited endorsement from a popular Japanese band. During the last 18 months, the All-Star Cafe, Motown Cafe and Coca-Cola have all opened retail stores in Las Vegas. Management plans to introduce new clothing and other lines of retail merchandise to help mitigate the effects of the increased retail competition in Las Vegas. Retail departmental income decreased 12.3% in fiscal year 1997 to $8.3 million from $9.5 million in fiscal year 1996 largely as a result of the decrease in retail revenues. Retail departmental income as a percentage of retail revenues also declined slightly to 53.9% in fiscal year 1997 from 54.6% in fiscal year 1996.

    MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses remained at $17.9 million in fiscal year 1997, excluding $414,000 of non-recurring financing fees in fiscal year 1997. The Company also incurred a one-time charge of $24.7 million in fiscal year 1997 in connection with the termination of the Management Agreement in connection with the Buyout. Including the one-time charge related to the Buyout and other non-recurring financing fees, marketing, general and administrative expenses would have been $43.0 million in fiscal year 1997. See "Certain Relationships and Related Transactions--Harveys Buyout."

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense remained at $5.5 million in fiscal year 1997.

    NET INTEREST EXPENSE. Net interest expense remained at $5.6 million for fiscal year 1997 as a result of lower interest expense from the repayment of principal in the beginning of fiscal year 1997 offset by higher interest expense during the last two months of fiscal year 1997 in connection with the financing of the Buyout. See "Certain Relationships and Related Transactions--Harveys Buyout."

    INCOME TAXES. The income tax benefit for fiscal year 1997 was 6.3% of pre-tax loss as a result of establishing a valuation allowance due to the Company's accumulated losses as of November 30, 1997.

    EXTRAORDINARY LOSS. In connection with entering into the Prior Credit Facility in fiscal year 1997, the Company wrote-off $1.1 million in unamortized loan fee costs associated with the Company's retirement of the Old Credit Facility (as defined).

    NET LOSS. As a result of the factors described above, net loss was $17.5 million in fiscal year 1997 compared to net income of $4.5 million in fiscal year 1996. The fiscal year 1997 loss has been impacted by the charge for termination of the Management Agreement and the extraordinary loss noted above.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

    The Resort opened on March 9, 1995, and therefore, operating results for fiscal year 1996 are not directly comparable to fiscal year 1995. Accordingly, all revenue and expense items were higher in fiscal year 1996 than in fiscal year 1995 due to a full year of operations in fiscal 1996.

    NET REVENUES AND OPERATING INCOME. Net revenues and operating income increased to $77.3 million and $12.7 million, respectively, in fiscal year 1996 from $55.7 million and $9.4 million, respectively, in fiscal year 1995, excluding $4.9 million of pre-opening expenses and $2.4 million of grand opening expenses in fiscal year 1995.

    CASINO. Casino revenues increased 39.2% in fiscal year 1996 to $36.6 million compared to $26.3 million in fiscal year 1995. Casino departmental income as a percentage of casino revenues decreased to 50.3% in fiscal year 1996 compared to 52.8% in fiscal year 1995. The decrease was due to a change in the mix of casino revenues as table game revenue growth, which has a lower margin, exceeded slot revenue growth, and due to an increase in complimentaries in fiscal year 1996. During fiscal year 1995, the Company employed less generous complimentary policies as the Resort continued to benefit from the significant publicity surrounding the grand opening of the Resort.

    LODGING. Lodging revenues increased 56.2% in fiscal year 1996 to $12.3 million compared to $7.8 million in fiscal year 1995. The Hotel's occupancy rate increased to 99.5% in fiscal year 1996 from 95.0% in fiscal year 1995 and ADR increased to $91.60 in fiscal year 1996 from $86.71 in fiscal year 1995 due to improved yield management. Other lodging revenue increased 143.0%, primarily due in part to higher PBX telephone charges. Lodging departmental income as a percentage of lodging revenues improved in fiscal year 1996 to 66.5% from 60.9% in fiscal year 1995 due to an increase in ADR, an increase in PBX telephone charges and a reduction in hotel reservation costs related to the Company operating the Resort's central reservation function, which was previously handled by Harveys.

    FOOD AND BEVERAGE. Food and beverage revenues increased 49.1% in fiscal year 1996 to $15.0 million compared to $10.1 million in fiscal year 1995. Banquet revenues increased to $1.2 million in fiscal year 1996 from $0.1 million in fiscal year 1995 as a result of increased marketing efforts of the Resort's banquet services to companies hosting large corporate events. Food and beverage departmental income increased 53.4% in fiscal year 1996 to $4.9 million from $3.2 million in fiscal year 1995. Food and beverage departmental income as a percentage of food and beverage revenues increased to 32.6% in fiscal year 1996 from 31.6% in fiscal year 1995 primarily due to an increase in the higher margin banquet business.

    RETAIL. Retail revenues increased 24.0% in fiscal year 1996 to $17.3 million compared to $14.0 million in fiscal year 1995, mainly due to the additional operating days during fiscal year 1996 and the benefits in the fourth quarter of 1996 of increased clothing sales due to an unsolicited endorsement from a popular Japanese band. Retail departmental income as a percentage of retail revenue remained essentially the same at 54.6% in fiscal year 1996 compared to 54.8% in fiscal year 1995.

    MARKETING, GENERAL AND ADMINISTRATIVE. Marketing, general and administrative expenses increased 16.7% in fiscal year 1996 to $17.9 million from $15.3 million in fiscal year 1995. Marketing expense for fiscal year 1995 includes $2.4 million of grand opening expenses and $4.9 million in pre-opening expenses.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased 42.7% in fiscal year 1996 to $5.5 million from $3.9 million for fiscal year 1995.

    NET INTEREST EXPENSE. Net interest expense increased 13.9% in fiscal year 1996 to $5.6 million compared to $4.9 million in fiscal year 1995. A majority of the increase resulted from interest expense on outstanding debt for an entire year partially offset by a reduction of principal and a decline in interest rates on the Company's borrowings.

    NET INCOME. As a result of the factors described above, net income was $4.5 million in fiscal year 1996 compared to a net loss of $2.0 million in fiscal year 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of liquidity and capital resources have been cash flow from operations, borrowings under various credit agreements and equity contributions. At May 31, 1998, the Company had $11.8 million of cash and cash equivalents.

    During fiscal year 1995, the Company's principal source of funds was bank borrowings under its first mortgage financing to complete the construction of the Resort and an equity contribution of $10 million from the issuance of stock. The primary use in fiscal year 1995 was capital expenditures for the completion of the Resort of $47.4 million.

    During fiscal year 1996, the Company generated cash flows from operating activities of $10.3 million. The primary uses of funds in fiscal year 1996 were capital expenditures of $4.0 million and principal payments on long-term debt of $4.5 million.

    During fiscal year 1997, the Company generated negative cash flow from operating activities of $13.3 million as a result of the Buyout. The Buyout resulted in a one-time charge of $24.7 million to earnings in fiscal year 1997. Excluding this one-time charge, cash flow from operating activities totaled $11.4 million in fiscal year 1997. The Company's primary uses of funds for investing activities in fiscal year 1997 were for acquisitions of property and equipment of $2.6 million.

    During fiscal year 1997, the Company generated $13.5 million of net cash flows from financing activities. This consisted of $105.7 million of borrowings under the Prior Credit Facility, offset by repayment of indebtedness aggregating $67.4 million, the cash payment to Harveys in exchange for Harveys' 40% equity interest in the Company and loan fees of $3.7 million on the Prior Credit Facility.

    In May 1997, the Company completed an exchange for a site adjacent to the Resort, which was acquired for the initial phase of the Expansion. As part of the consideration for the site, the Company paid $5.1 million in cash and executed a $3.5 million promissory note payable to the seller. The promissory note, along with accrued interest, was refinanced with a portion of the proceeds from the Prior Credit Facility in September 1997.

    In September 1997, the Company entered into the $120 million Prior Credit Facility. At November 30, 1997, indebtedness under the Prior Credit Facility totaled $105.7 million, of which $5.7 million was drawn under its revolving line of credit and $100 million was outstanding under multiple term loans. On March 23, 1998, the Company completed the Offering of $120 million aggregate principal amount of Notes; of this amount $105.6 million was used to repay the Prior Credit Facility and approximately $4.1 million was used to pay fees associated with the Offering. The Company has repaid all borrowings outstanding and terminated the Prior Credit Facility with the net proceeds from the Offering. The Company believes that at the time of repayment, the Company was in compliance with all covenants under the Prior Credit Facility. Concurrent with the closing of the Offering, the Company entered into the $67.0 million New Credit Facility, which was undrawn at June 30, 1998. See "Use of Proceeds."

    In July 1997, the Company and Lily Pond entered into an agreement to effect the Buyout, pursuant to which the Company redeemed Harveys' 40% interest in the Company and terminated the Management Agreement, which termination became effective October 24, 1997. Under the terms of the Buyout, the Company paid Harveys $45.0 million in cash. Of the $45 million, the amounts charged to paid-in-capital and to expense followed the amounts negotiated and agreed to by the parties as reflecting the market values associated with each component of the Buyout in the above referenced agreement. See "Certain Relationships and Related Transactions--Harveys Buyout." The Company funded this purchase through proceeds from the Prior Credit Facility, and concurrent with this transaction, refinanced existing indebtedness totaling $59.3 million. Subsequent to the Buyout, Harvey's has no continuing interest in the Company.

    For the six months ended May 31, 1998, the Company's principal sources of funds were provided from operating activities of approximately $5.2 million and net financing activities of approximately $8.9 million. The primary use of funds was expansion and maintenance capital expenditures of $6.0 million.

    Management anticipates funding the capital expenditures for the Expansion and its operating liquidity needs from the funds remaining from the net proceeds of the Offering, funds available under the $67.0 million New Credit Facility and operating cash flow. The Company used a significant portion of the net proceeds from the Offering to repay approximately $105 million of outstanding indebtedness. The Expansion is budgeted to cost $87.0 million. Construction of the Expansion commenced in February 1998 and is expected to be completed by the second quarter of 1999. Based on current plans, approximately $42 million of capital expenditures related to the Expansion is expected to be incurred in fiscal year 1998, with the remaining $45 million expected to be incurred in fiscal 1999. However, timing for capital expenditures relating to the Expansion may change depending on the actual completion date for the Expansion. Failure to complete the Expansion within budget or on schedule could have a material adverse effect on the Company. Management believes that its current cash balance, borrowings available under the New Credit Facility and cash flow from operations, will be sufficient to fund the completion of the Expansion. However, no assurances can be given with respect to the sufficiency of such amounts.

    Peter A. Morton has entered into a Completion Guaranty, pursuant to which he has guaranteed, subject to certain conditions and limitations, payment of construction and development costs in excess of $87.0 million, up to a maximum of $10.0 million. See "Risk Factors--Completion Guaranty" and "Completion Guaranty."

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

    Upon the terms and conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly
tendered on or prior to 5:00 p.m., New York City time, on            , 1998 and
not withdrawn as permitted below; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

    As of the date of this Prospectus, $120,000,000 aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date hereof, to all holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth below. See "--Certain Conditions to the Exchange Offer."

    The Company expressly reserves the right, at any time, or from time to time, to extend the period of time during which the Exchange Offer is open by not more than thirty days, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

    Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

    The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below. See "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal or (in the case of a book-entry transfer) an Agent's Message in lieu of such Letter of Transmittal, to U.S. Bank Trust National Association (the "Exchange Agent") at the address set forth below under "Exchange Agent" on or prior to the expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date with the Letter of Transmittal or an Agent's Message in lieu of such Letter of Transmittal, or (iii) the holder must comply with the guaranteed delivery procedures described below. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the

Exchange Agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered national securities exchange with the signature thereon guaranteed by an Eligible Institution.

    All questions as to the validity, form. eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Note not properly tendered or to not accept any particular Old Note which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Note either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Note either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by powers of attorney, in either case signed by the registered holder or holders exactly as the name or names of the registered holder or holders appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    By tendering, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the Now Notes. If any holder or any such other person (a) is an "affiliate", as defined under Rule 405 of the Securities Act, of the Company, (b) is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the Exchange Offer, or (c) acquired Old Notes as a result of market making or other trading activities, such holder or any such other person (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer." For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 23, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer.

    In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for such Old Notes or a timely Book Entry Confirmation of such Old Notes into the Exchange Agent' s account at the Book-Entry Transfer Facility, (ii) a properly completed and duly executed Letter of Transmittal or an Agent' s Message in lieu thereof and (iii) all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFERS

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility systems must make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such

Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. Such participant using ATOP should transmit its acceptance to the Book-Entry Transfer Facility on or prior to the Expiration Date or comply with the guaranteed delivery procedures described below. The Book-Entry Transfer Facility will verify such acceptance, execute a book-entry transfer of the tendered Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility and then send to the Exchange Agent confirmation of such book-entry transfer, including an Agent' s Message confirming that the Book Entry Transfer Facility has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such participant. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

    If a holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may he effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of the Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice or Guaranteed Delivery, the certificates for all physically rendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation as the case may be, together with a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal will be deposited by the Eligible institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn, (ii) identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (iii) (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agents then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes, the Exchange Offer violates, or will violate, any applicable law, including in particular any Nevada Gaming Law, or regulation or interpretation by the staff by the SEC.

    Additionally as a condition to its participation in the Exchange Offer pursuant to the terms of the Registration Rights Agreement, each holder of Old Notes will be required to furnish, upon the request of the Company, prior to the Consummation thereof, a written representation to the Company (which may be contained in the letter of transmittal contemplated by the Registration Statement) to the effect that (a) it is not an affiliate of the Company, (b) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any Person to participate in, a distribution of the New Notes to be issued in the Exchange Offer and (c) it is acquiring the Notes in its ordinary course of business.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

EXCHANGE AGENT

    U.S. Bank Trust National Association ("U.S. Bank Trust") has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

               Delivery to: U.S. Bank Trust National Association,
                               As Exchange Agent

                  BY MAIL:                                 BY OVERNIGHT COURIER:

    U.S. Bank Trust National Association           U.S. Bank Trust National Association
           U.S. Bank Trust Center                         U.S. Bank Trust Center
            180 East Fifth Street                          180 East Fifth Street
          St. Paul, Minnesota 55101                      St. Paul, Minnesota 55101
  Attention: Specialized Finance Department      Attention: Specialized Finance Department

    BY HAND: IN NEW YORK (AS DROP AGENT)                   BY HAND: IN ST. PAUL

    U.S. Bank Trust National Association           U.S. Bank Trust National Association
         100 Wall Street, 20th Floor                      U.S. Bank Trust Center
          New York, New York 10005                   180 East Fifth Street, 4th Floor
                                                         St. Paul, Minnesota 55101

    DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER

FEES AND EXPENSES

    The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer except for reimbursement of mailing expenses.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $300,000.

TRANSFER TAXES

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with that exchange, as well as any other sale or disposition of the Old Notes. Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF NOT EXCHANGING OLD NOTES

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and state securities laws. The Company does not currently anticipate that they will register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions if applicable). To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

    Holders of the Old and New Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the Indenture.

    Upon consummation of the Exchange Offer, holders of Old Notes will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Description of Notes--Registration Rights; Liquidated Damages."

    Based upon no-action letters issued by the staff of the Commission to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold or otherwise transferred by a holder thereof (other than any (i) holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act), (ii) an Initial Purchaser or holder of Old Notes who acquired the Old Notes directly from the Company solely in order to resell pursuant to Rule 144A of the Securities Act or any other available exemption under the Securities Act, or (iii) a broker-dealer who acquired the Old Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities
Act) of such Notes. However, the Company has not sought its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes, and has no arrangement or understanding to participate in a distribution of New Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, or acquired the Old Notes as a result of market or other trading activities, such holder (i) could not rely on the relevant determinations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed to register or qualify the sale of the New Notes in such jurisdictions only in limited circumstances and subject to certain conditions.

                                    BUSINESS

OVERVIEW

    The Company owns and operates the Hard Rock Hotel & Casino in Las Vegas, Nevada, the world's first casino resort with a rock music theme. The Resort is modeled after the highly successful Hard Rock Cafe restaurant chain and is decorated with an extensive collection of rare rock memorabilia as well as a distinctive roof top guitar-shaped neon sign that extends 180 feet into the Las Vegas skyline. The original Hard Rock Cafe was co-founded in 1971 by Peter A. Morton, the Company's Chairman, Chief Executive Officer and President, and the "Hard Rock" name has grown to become a widely recognized name throughout the world. Since the Resort's opening in March 1995, it has developed a strong following among its target customer base of youthful individuals, generally between the ages of 25 and 45, who seek a vibrant, energetic entertainment and gaming experience with the services and amenities associated with a boutique luxury resort hotel.

    The Resort currently consists of (i) an eleven-story hotel tower with 339 guest rooms (including 28 deluxe suites), (ii) a 28,000 square-foot casino, with 741 slot machines and 50 table games, (iii) a 2,000 square-foot retail shop,
(iv) The Joint, a nightclub and live music concert hall with a capacity of 1,400 persons, (v) an outdoor swimming pool area with a tropical theme, (vi) two restaurants, (vii) three cocktail lounges and (viii) an exercise facility. The Hotel's guest rooms and deluxe suites have an average size of 450 square feet and are decorated in a modern, minimalist style that features black and white photos of famous rock musicians. The Casino is designed with an innovative circular layout around the Center Bar, which allows its patrons to see and be seen from nearly every area of the Casino. Rock music is played continuously to provide the Casino with an energetic and entertaining, club-like atmosphere. The Retail Store has an innovatively designed decor with a guitar-shaped sales counter, where customers purchase a wide variety of merchandise displaying the popular "Hard Rock Hotel" and "HRH" logos. The Joint, a premier live music venue, successfully draws audiences from Las Vegas visitors and from the local Las Vegas population. The Beach Club features a 175-foot long, sand bottomed pool with a waterslide and underwater rock music. The Resort's two restaurants offer fine dining at Mortoni's and 24-hour casual dining in a rock music inspired atmosphere at Mr. Lucky's.

    In order to capitalize on the strong popularity of the Resort, the Company is undertaking the Expansion designed to significantly enlarge and enhance the Hotel, the Beach Club, the Retail Store and the variety of restaurants and entertainment amenities offered to guests of the Resort. Current plans call for key elements of the Expansion to include nearly doubling of the number of hotel rooms, significantly increasing the size and features of the Beach Club, the addition of three full-service restaurants, a 1,088 space parking garage, a full-service health club and spa, a nightclub and larger convention and meeting facilities. The Company is also moderately expanding the Casino by adding approximately 60 slot machines and 11 table games, opening a new higher limit gaming area and increasing the size of the race and sports book area by approximately 30%. The Expansion is expected to be completed in the second quarter of 1999 at a cost of $87.0 million.

BUSINESS STRATEGY

    The Company's business and marketing strategy for the Resort is to create a vibrant and energetic entertainment and gaming environment that primarily appeals to a customer base of youthful individuals. The Company successfully utilizes the Hard Rock theme, vibrant atmosphere and personalized service to differentiate the facility from the substantially larger Strip "mega resorts." Key elements of the Company's strategy include the following:

    UNIQUE TARGET CLIENTELE. The Company has successfully differentiated itself in the Las Vegas market by targeting a predominantly youthful and "hip" customer base, which management believes consists primarily of rock music fans and youthful individuals, as well as actors, musicians and other members of the entertainment industry. Management also believes that these customers form a combined demographic group that is currently underserved by competing facilities.

    "HIP" ENTERTAINMENT. The Joint has hosted numerous famous rock singers and popular music groups, such as The Rolling Stones, The Eagles, No Doubt, Fiona Apple, The Wallflowers, Sheryl Crow and Jewel. Management believes that the Joint has quickly become a favorite venue for musicians and guests due to its relatively small capacity and intimate atmosphere. The Resort has also regularly hosted special events such as segments of, and the post awards party for, the Fox/Billboard Magazine Music Awards, MTV's dance program THE GRIND, VH-1's Fairway To Heaven, a celebrity golf tournament, The King of the Beach Invitational, a pro volleyball tournament, and the premiere of the major motion picture CON AIR. The Company believes that The Joint's concerts and the Resort's special events generate significant worldwide publicity and reinforces the Resort's marquee image and unique position in the Las Vegas marketplace.

    GAMING MIX TARGETED TO CUSTOMER BASE. The Casino currently includes 741 slot machines, 50 table games and a 1,000 square-foot race and sports book. The Company's target gaming customer has a higher propensity to play table games and the Company strives to create a fun and enthusiastic gaming environment through the use of music themed gaming chips and playing surfaces as well as promoting the interaction between table game dealers and customers. The Company also features the latest slot machines, some of which also reflect the Company's rock music theme, as well as more traditional machines to offer its customers a wide variety of selections.

    SIGNIFICANT REVENUE FROM NON-GAMING OPERATIONS. The Company derives a majority of its revenues from non-gaming operations. The Company's Hotel, Beach Club, retail, food and beverage and other operations allow the Resort to market itself as a full-service destination resort. The diversified revenue base allows the Company to be less dependent on the Casino as a source of revenues and profits, which management believes results in less volatility in earnings.

    UNSURPASSED CUSTOMER SERVICE. One of the cornerstones of the Company's business strategy is to provide its customers with an extraordinary level of personal service. Management trains its employees to interact with guests and continually strives to instill in each employee a dedication to superior service designed to exceed guests' expectations. Peter A. Morton is a visible proponent of the Resort's emphasis on customer service and regularly speaks to employees and customers. In addition, Mr. Morton and other members of management personally respond to suggestions made on comment cards placed in each of the Resort's hotel rooms.

    The success of the Company's business strategy is evidenced by the large number of awards the Resort has received. The Resort was selected in CONDE NAST TRAVELER as one of "The 25 Coolest Places To Stay Now" in the world and was also recognized in the 1997 LAS VEGAS REVIEW JOURNAL'S "Best of Las Vegas" issue as being "The Best Place to Take Out-of-Town Visitors" and for having "The Best Hotel Pool," "Best Blackjack Tables" and "Best Live Music Club." In addition, the Beach Club, with its sand bottomed pool and underwater rock music, was dubbed the "eighth wonder of Las Vegas" by VOGUE magazine.

LOCATION

    The followng map shows the location of the Resort relative to the Strip, certain other hotel casinos in Las Vegas and McCarran International Airport.

                                     [LOGO]
                    Map not to scale.

    The Resort occupies one of the most highly visible and easily accessible sites in Las Vegas. It is located on approximately 16.7 acres of land near the intersection of Paradise Road and Harmon Avenue, approximately two miles from McCarran International Airport and approximately one mile east of the Strip, the main tourist area in Las Vegas. The Resort represents an attractive alternative for tourists, business travelers and locals who wish to avoid the crowds and congestion of the Strip, while maintaining close and easy access to the Strip. The Company has agreements with major hotels and casinos and retail establishments pursuant to which shuttle services are provided between such locations and the Resort. The Resort's location is particularly attractive due to its proximity to (i) a high concentration of popular Las Vegas restaurants and nightclubs, (ii) the Las Vegas Convention Center, (iii) the Thomas & Mack Center at the University of Nevada Las Vegas, Las Vegas' primary sporting and special events arena and (iv) a number of non-gaming hotels, which have an aggregate of more than 1,000 guest rooms.

THE RESORT

    The Resort was modeled after the successful rock music oriented Hard Rock Cafe restaurant chain and is decorated with an extensive collection of rare rock memorabilia as well as a roof top guitar-shaped neon sign that extends 180 feet into the Las Vegas skyline. The Resort currently consists of the Hotel, the

Casino, the Retail Store, two restaurants, The Joint, the Beach Club, three cocktail lounges and the Athletic Club. The Resort offers its patrons high-quality customer service and excellent value in a vibrant, energetic atmosphere that is both friendly and intimate.

    THE HOTEL. The Hotel's eleven-story tower houses 339 spacious hotel rooms, including 311 guest rooms and 28 deluxe suites. The guest rooms and deluxe suites average approximately 450 square feet in size, which is larger than the size of an average Las Vegas hotel room. Consistent with the Resort's distinctive decor, the hotel rooms are stylishly furnished with modern furniture, stainless steel bathroom sinks, leather headboards and black-and-white photos of famous rock musicians. The rooms also include special amenities such as large 27-inch screen televisions, stereo systems and French doors that open to the outdoors. A full-service concierge and 24-hour room service are available to all guests of the Hotel.

    The Hotel's broad appeal to visitors to Las Vegas is reflected in its consistently high occupancy rate and ADR. The Hotel has been operating at 100% occupancy since February 1996, and reservations frequently must be made six weeks to two months in advance. Management estimates that due to the Resort's popularity and exclusivity, the Hotel turns away between 5,000 and 10,000 requests for reservations each month. Despite intense competition from other hotels and a 9% growth in overall room capacity in Las Vegas, the Hotel increased its occupancy rate from 99.5% in fiscal year 1996 to 100.0% in fiscal year 1997 and increased its ADR from $91.60 in fiscal year 1996 to $96.36 in fiscal year 1997.

    The following table illustrates certain historical information relating to the hotel since its construction in 1995:

                                                                                                          SIX MONTHS
                                                                                                          ENDING MAY
                                                                          1995       1996       1997       31, 1998
                                                                        ---------  ---------  ---------  -------------
Number of guest rooms.................................................        339        339        339          339
Average occupancy rate................................................       95.0%      99.5%       100%         100%
Average daily rate(1).................................................  $   86.71  $   91.60  $   96.36    $   98.87
Revenue per average room..............................................  $   82.34  $   91.14  $   96.36    $   98.87

------------

(1) Includes rooms provided on a complimentary basis

    THE CASINO. The innovative, distinctive style of the 28,000 square-foot circular Casino is a major attraction for both Las Vegas visitors and local residents. The Casino is designed with an innovative circular layout around the elevated Center Bar, which allows the Casino's patrons to see and be seen from nearly every area of the Casino. Rock music is played continuously to provide the Casino with an energetic and entertaining, club-like atmosphere. In addition, the Casino promotes a friendly, intimate atmosphere by encouraging its employees to smile at and interact with Casino players. Dealers, for example, are encouraged to "High Five" winning players.

    The Casino houses 50 table games including Blackjack, Craps, Roulette, Caribbean Stud Poker, Mini-Baccarat and Pai-Gow Poker, 741 slot and video poker machines, some of which feature guitar-neck-shaped levers and motorcycle seat-shaped stools, an approximate 1,000 square-foot race and sports book as well as the 1,963 square-foot Center Bar. The Casino also offers patrons other attractions such as cutting edge slot technology, proprietary slot graphics and distinctive slot signage. For example, Silicon Gaming's Odyssey Slot Machines have been added to attract Las Vegas tourists, local residents and repeat customers. The Company's table game operations often reach service capacity on weekends, holidays and during special events and concerts held in The Joint or at the Beach Club. For special events, the Company sets up table games in The Joint and outdoor table games in the Beach Club area. Consistent with the Company's rock music theme, the Company utilizes rock star images on the chips used in the Casino, many of which are kept by visitors as souvenirs (generating additional income for the Company) and rock star likenesses on slot machine reels and glass.

    RETAIL. The Resort's retail operations consist of the Retail Store, a 2,000 square-foot retail shop, located at the Resort, and sales through its internet web site. Because of the strong "Hard Rock Hotel" trademark and the Company's experience in innovative retailing, the Retail Store generated sales for fiscal year 1997 of approximately $7,700 per square foot. Visitors may purchase shirts, hats, pins, golf bags, children's clothing, stationery, leather jackets, collectible pin sets, sundry items and a variety of other merchandise displaying the popular "Hard Rock Hotel" and "HRH" logos from the Retail Store, through the web site and from a sundry store located in the Resort. The Company's retail operations have been very successful and offer a convenient and inexpensive outlet to market and advertise the "Hard Rock Hotel" trademark and attract other Las Vegas visitors to the Resort. The Company's in-house design team is responsible for maintaining the consistency of the Resort's image while creating new merchandise to expand and diversify the retail selection.

    THE JOINT. As a live music venue with a capacity of 1,400 persons, The Joint successfully draws audiences from Las Vegas visitors and from the local Las Vegas population. Management believes that as a result of hosting concerts by famous musicians such as The Rolling Stones, The Eagles, No Doubt, The Wallflowers, Sheryl Crow, Fiona Apple and Jewel, The Joint has become a premiere venue in Las Vegas for live popular music. Some of these performances have been broadcast by Fox Television Network, MTV and VH-1 and are an important part of the Company's marketing strategy not only because they generate publicity for the Resort, and attract large audiences to The Joint, but also because they provide an added source of visitors for the Hotel, the Casino, and the Resort's retail and food and beverage operations. In order to increase and retain customer traffic in the Casino, the Company recently began operating The Joint as an after hours (12:30 a.m. to 4:00 a.m.) nightclub on Friday and Saturday nights.

    THE BEACH CLUB. Situated outside the Hotel, the Beach Club features a 175-foot long, sand bottomed pool with a waterslide and underwater rock music, which was dubbed "the eighth wonder of Las Vegas" by VOGUE magazine and was recognized in the 1997 LAS VEGAS REVIEW-JOURNAL as the "Best Hotel Pool" in Las Vegas. The Beach Club also includes two beaches with white sand imported from Monterey, California, rock outcroppings and two whirlpools. In addition, guests of the Hotel can rent private cabanas at the Beach Club, which include water misters, a refrigerator, a television and (for an additional fee) an on-site massage service.

    FOOD AND BEVERAGE. The Resort offers its patrons a selection of high-quality food and beverages at multiple price points. The Resort's food and beverage operations include two restaurants (Mortoni's and Mr. Lucky's), two bars in the Casino (the Las Vegas Lounge and the Center Bar), two bars in The Joint, a bar at the Beach Club and catering service for corporate events, conventions, banquets and parties. Mortoni's, an elegant 2,250 square-foot restaurant with seating capacity for approximately 110 persons, serves its diners upscale Italian cuisine, while Mr. Lucky's, a 3,800 square-foot 24-hour restaurant with seating capacity for approximately 200 persons, specializes in high-quality, moderately priced American cuisine such as hamburgers, pizza, ribs and salads. Both the 1,800 square-foot Las Vegas Lounge and the 1,963 square-foot Center Bar have become popular with both Las Vegas tourists and local residents who are attracted to the Resort's entertainment and vibrant, energetic atmosphere. As a result, these bars have often reached their service capacity on weekends, holidays and when special events and concerts have been held in The Joint or at the Beach Club. In addition, The Joint and the Beach Club offer their customers a limited selection of menu items and beverages.

    THE ATHLETIC CLUB. The Athletic Club includes treadmills, stair-masters, stationary bicycles, CYBEX machines, a variety of free-weights, steam rooms, showers and a massage room. Plans for the Expansion include adding new state of the art health club and spa facilities featuring amenities such as massage, facial and other personal services, making the Athletic Club a facility suitable for a first-class destination resort.

    BANQUETS AND CORPORATE EVENTS. The Resort hosts a number of corporate events, conventions, banquets and private parties. Past clients include Callaway Golf, Buena Vista Pictures, Jack Daniels, Netspeed, Miller Beer and Ziff-Davis. Depending upon the size of the event, customers can choose to host their corporate functions, conventions and banquets either indoors, at The Joint or in the Resort's approximately 2,200 square-foot meeting room, or outdoors, around the swimming pool at the Beach Club. The Resort's ability to cater such events, however, has been constrained by its existing meeting space. Currently, the Resort's indoor meeting space and The Joint, can hold up to 100 individuals and 1,400 individuals, respectively. The Resort has also hosted corporate events, conventions and banquets falling in the 100 to 1,500 person range by catering parties, when possible, around the existing pool at the Beach Club. Management estimates that due to the limitations of its indoor meeting space, the Resort turns down five to ten corporate events, conventions and banquets per month.

THE EXPANSION

    The Company has started construction on a program to significantly enlarge and enhance the Resort. The purpose of the Expansion is (i) to attract a greater number of guests to the Resort, especially during mid-week periods, and (ii) to increase the amount of time and money guests spend at the Resort. Components of the Expansion are planned to include the following:

    - HOTEL. The Hotel's occupancy rate for fiscal years 1996 and 1997 was 99.5% and 100.0%, respectively, and management believes there is significant unmet demand for hotel rooms based on the number of reservation requests that the Hotel declines. In order to address this demand, the Company plans to construct a new eleven-story hotel tower that will feature 326 guest rooms, including approximately 32 suites. The new tower will be attached to, and seamlessly integrated with the existing Hotel. The new guest rooms and deluxe suites are expected to be decorated in the same modern, minimalist style as the existing rooms and are designed to have an average size of 465 square feet, which is slightly larger than the average size of the guest rooms and deluxe suites in the existing tower.

    - CASINO. The Resort currently has a lower proportion of hotel rooms to gaming positions relative to other properties in Las Vegas. Management believes the increase in hotel rooms and amenities as a result of the Expansion will add customer traffic to the Resort and increase utilization of the Casino. To capitalize on the expected demand, the Company is planning to add approximately 60 slot machines and 11 table games, open a new higher limit gaming area and increase the race and sports book area by approximately 30%. Management intends to attract higher income gaming patrons through the bungalows, hotel suites, amenities and special events. However management does not anticipate targeting customers whose wagering practices are significantly above those of the Company's current higher income customer base.

    - BEACH CLUB. The Expansion will significantly enlarge the Beach Club, one of the Resort's key attractions. The Beach Club, which currently occupies approximately one acre, will be expanded to approximately 2.5 acres. Added attractions include a second, substantially larger swimming pool featuring an island, a sand beach, a flowing stream (which will connect the new pool area to the existing pool area), a new more thrilling waterslide, and additional white sand beach areas. The Beach Club will also serve as an outdoor concert venue with a capacity of approximately 3,000 people. Plans call for the expanded Beach Club to also provide its patrons with an open-air casino consisting of three table games in, and three table games adjacent to, the stream connecting the two swimming pools and a bank of approximately 20 slot machines built into a rock formation. In addition, the Company plans to surround the pools with approximately 40 Tahitian styled, thatched roof cabanas, which can be rented on a daily basis.

    - RESTAURANTS. The Resort currently features two full-service restaurants. In order to attract additional visitors and offer guests of the Resort a greater variety of dining choices, management plans for the Expansion to include three new premier restaurants including a steakhouse, a Japanese restaurant to be designed and operated by an internationally renowned chef and a Mexican restaurant. Plans for the Expansion also include the addition of a coffee shop in the Hotel and additional food and beverage service at the Beach Club. Management believes that the greater variety of dining choices should be an effective tool in attracting additional gaming customers and increasing the amount of time and money guests spend at the Resort.

    - RETAIL STORE. The Company plans to expand the Retail Store by approximately 60% to a total of 3,045 square feet and to redesign and reconfigure it to provide visitors with a variety of merchandise bearing the "Hard Rock Hotel" and "HRH" logos.

    - PARKING FACILITY. The Company is constructing a six-story parking facility with a planned capacity of 1,088 cars, effectively increasing the Resort's parking capacity by approximately 500 cars (net of surface parking space eliminated from construction of the new hotel tower) to an aggregate of approximately 1,700 parking spaces. The new parking facility, which is designed to allow for the future addition of 450 additional parking spaces, is expected to be completed in the fall of 1998.

    - CONVENTION AND MEETING FACILITIES. Due to the significant demand from convention groups, businesses and other parties for large meetings and for special events, plans for the Expansion include a new 6,000 square-foot meeting facility, which can be utilized as one large ballroom or reconfigured into up to three smaller rooms. The Company anticipates using The Joint and the expanded Beach Club, restaurants and meeting space to host receptions and special events and to attract larger meetings and groups than it has hosted in the past.

    - OTHER. Plans for the Expansion also include a new approximately 8,000 square-foot health club and spa, an 8,000 square-foot nightclub and an approximately 30,000 square-foot multi-functional warehouse, maintenance and back of house facility. The health club and spa are expected to feature state of the art exercise equipment as well as provide guests with massage, facial and other personal services typically provided at first-class destination resorts. The underground nightclub may also serve as additional space that can be used for meetings, banquets and special events.

    Construction of the Expansion has been planned in three separate phases. The Company plans to finish construction plans for each phase and obtain "Not to Exceed" bids from experienced licensed general contractors for each phase. Phase I consists of the construction of the parking facility, which began in February 1998 and is expected to be completed in the fall of 1998 at a cost of approximately $8.0 million. The Company has arranged for additional parking at an adjacent facility during the construction period. The Company has hired M.J. Dean construction as the general contractor for Phase I. M.J. Dean has given the Company a "Not to Exceed" contract for its portion of the construction. Phase II involves the development of the new nightclub and warehouse facility and the expansion of the Retail Store at a cost of approximately $10.0 million. The existing Retail Store is expected to remain fully operational during the course of construction. Phase III includes the development of the new hotel tower, expanded Beach Club, health club and spa and the additional restaurants and meeting space at an expected cost of approximately $69.0 million. The Company has established a total construction budget for the Expansion of $87.0 million (of which $4.2 million has been expended as of April 30, 1998), including construction contingency, design costs, pre-opening costs and capitalized construction period interest. Construction is expected to be completed in the second quarter of 1999. Mr. Morton has agreed to provide a Completion Guaranty for the Expansion. See "Risk Factors--Completion Guaranty" and "Completion Guaranty."

MARKETING

    The Company's marketing efforts are targeted at both the visitor market (tourists and business travelers) as well as local patrons. The marketing department uses both traditional and innovative marketing strategies to promote the "Hard Rock Hotel" and "Hard Rock Casino" trademarks. The Company employs targeted marketing programs through use of the Company's database which has approximately 350,000 names. The Resort is aggressively marketed not only through domestic and international public relations activities, direct mail, print and radio advertising, but also through special arrangements with various members of the entertainment industry. For example, for the past two years the

Company has provided a number of rooms for the BILLBOARD Music Awards televised on Fox Network TV in exchange for frequent media exposure during the telecast. The Resort also hosts many well-publicized and often televised events such as segments of, and the post-awards party for, the Fox/Billboard Magazine Music Awards, MTV's dance program THE GRIND, VH-1's Fairway to Heaven Celebrity Golf Tournament, the King of the Beach Pro Volleyball Tournament and the premiere of the major motion picture CON AIR. These types of events are held at the Resort because its stylish and distinctive atmosphere is consistent with the theme of the events. The events, in turn, reinforce the Resort's image as a destination resort among its target clientele. The concerts in The Joint by popular artists, some of which have been televised, are another form of promotional activity that reinforces the Resort's image.

    The Casino marketing staff has developed the Back Stage Pass program for visitors to the Casino. The Back Stage Pass is a casino player tracking card. The program, which is available to all Casino visitors, tracks each patron's gaming record, and based on the level of gaming activity, members may become eligible for discount or complimentary services, invitations to special events and merchandise at the Resort. Every visitor who joins the Back Stage Pass program receives a Six-Pac of coupons redeemable at the Resort. The coupons are redeemable for certain items available at the Resort such as a complimentary shot glass or a complimentary beer at the Center Bar or the Las Vegas Lounge. Management believes that the Expansion, as well as the Company's continued marketing efforts, will further attract Las Vegas visitors, local residents and repeat customers.

    Management targets local residents through direct mail advertising as well as through hosting special events and parties specifically geared to the local population. For example, Swing Night, which is held every Wednesday evening during the summer months, offers patrons the opportunity to dance to swing music at the Beach Club and gamble at an outdoor blackjack pit. The Company has attracted approximately 1,400 people each time it has hosted Swing Night. In addition, management believes the off-Strip location and close proximity to a variety of restaurants and nightclubs attracts local residents to the property.

TRADEMARKS

    Hard Rock Hotel-Registered Trademark- and Hard Rock
Cafe-Registered Trademark- are registered trademarks of a wholly owned subsidiary of Rank. Upon the sale of Mr. Morton's interest in the Hard Rock Cafes to Rank in June 1996, Mr. Morton and Rank entered into a trademark licensing agreement pursuant to which Rank granted to Mr. Morton an exclusive, perpetual, royalty-free license (subject to certain termination provisions designed to protect the quality of the trademarks) to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with hotel casinos and casinos in the Morton Territory. Mr. Morton has sublicensed to the Company the right to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks at the Resort's location in Las Vegas (subject to certain termination provisions designed to protect the quality of the trademarks) for a term lasting as long as the Company shall have any outstanding indebtedness pursuant to the Notes or the New Credit Facility. The Company is currently a defendant in a lawsuit relating to the use of certain marks and logos on the internet. See "--Legal Proceedings."

LAS VEGAS MARKET

    Las Vegas is one of the fastest growing and largest entertainment markets in the United States. For fiscal year 1997, gaming revenues in Clark County reached a new 12 month record of $6.2 billion. The number of visitors traveling to Las Vegas has increased at a steady and significant rate, from 16.2 million visitors in 1987 to a record 30.5 million in 1997, representing a compound annual growth rate of 6.5%. Aggregate expenditures by Las Vegas visitors increased at a compound annual growth rate of 11.3% from $8.6 billion in 1987 to $22.5 billion in 1996. The number of hotel and motel rooms in Las Vegas increased by approximately 70.1% from 61,934 in 1988 to 105,347 in 1997, surpassing 100,000 rooms in January 1997, the first market to reach that level. According to an April 1, 1998 article entitled "Gamble on Las Vegas Hotel--Casinos May Not Pay Off," in The Wall Street Journal while the number of rooms in Las Vegas rose 6.3% in 1997, the number of visitors to Las Vegas rose 2.8%. Despite this disparity, hotel occupancy rates exceeded on average 92.1% for the years 1993 to 1997. According to the Las Vegas Convention and Visitors Authority ("LVCVA"), by the end of the decade, it is expected that in addition to the Company's hotel, approximately 20,000 additional hotel rooms will be opened in Las Vegas, including the Bellagio, Venetian, Paris and Mandalay Bay, which are currently under construction, the expansion at the MGM Grand and the new developments planned at the current Aladdin site. Management believes that the addition of quality themed hotel casinos and resorts will continue to increase visitor traffic to Las Vegas and benefit the Company in particular due to its unique niche and proximity to the Strip.

    The following table sets forth certain statistical information for the Las Vegas market for the years 1993 through 1997, as reported by the LVCVA.

                          LAS VEGAS MARKET STATISTICS

                                                                 1993       1994       1995       1996       1997
                                                               ---------  ---------  ---------  ---------  ---------
Visitor Volume (in thousands)................................     23,523     28,214     29,002     29,637     30,465
Clark County Gaming Revenues (in millions)...................  $   4,727  $   5,431  $   5,718  $   5,784  $   6,152
Hotel/Motel Rooms............................................     86,053     88,560     90,046     99,072    105,347
Average Hotel Occupancy Rate.................................      92.6%      92.6%      91.4%      93.4%      90.3%
Airport Passenger Traffic (in thousands).....................     22,492     26,850     28,027     30,460     30,306
Convention Attendance (in thousands).........................      2,440      2,684      2,925      3,306      3,519

COMPETITION

    The Company, located less than one mile east of the Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Strip on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Currently, there are approximately 24 major gaming properties located on or near the Strip, 13 additional major gaming properties in the downtown area and additional gaming properties located in other areas of Las Vegas. Many of the competing properties, such as the Rio, Sunset Station, The Mirage, Treasure Island, Caesar's Place, Luxor, New York-New York and the MGM Grand have themes and attractions which draw a significant number of visitors and directly compete with the Company's operations. Some of these facilities are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than the Company and market to the same target demographic group as the Company. Additionally, some competing properties may incorporate a music theme (and at least one has announced its intention to do so) that may affect the Company negatively. In addition, a significant number of additional hotel casinos are expected to open in Las Vegas within the next three years. There can be no assurance that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular, and a decline or leveling off of the growth or popularity of such facilities would adversely effect the Company's financial condition and results of operations. See "Risk Factors--Risk of Overcapacity; Competition and Planned Construction."

    The Company will also face competition from competing "Hard Rock" hotels and hotel casinos that may be established in jurisdictions other than Las Vegas. The Company has the exclusive right to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks only in connection with the Resort in Las Vegas. Mr. Morton holds the exclusive rights to exploit such trademarks in connection with hotel casinos and casinos in other parts of the Morton Territory, and Rank holds such rights in the remainder of the world. Neither Mr. Morton nor Rank may open a hotel/casino or casino using the "Hard Rock" name in Las Vegas. Rank has the right to open hotels (without casinos) using the "Hard Rock" name anywhere outside of the State of Nevada. The Company has been informed that Rank intends to open several hotels using the "Hard Rock" name in jurisdictions both inside and outside the Morton Territory. See "Risk Factors-- Risks Associated with Shared Use of the 'Hard Rock' Brand Names."

    To a lesser extent, the Resort competes with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in Atlantic City, New Jersey. The Company also competes with state-sponsored lotteries, on- and off-track wagering, card parlors, riverboat and Native American gaming ventures and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. In addition, certain states have recently legalized, and others may or are likely to legalize, casino gaming in specific areas, and passage of the Indian Gaming Regulatory Act in 1988 has led to rapid increases in Native American gaming operations. Continued proliferation of gaming activities could significantly and adversely affect the Company's business and prospects. In particular, the legalization of casino gaming in or near any metropolitan area from which the Company intends to attract customers would have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors--Possible Legislation."

    Many of the Company's competitors in the hotel casino industry are emphasizing or are expected to emphasize their non-gaming businesses, including retail sales. Consequently, the Company has recently experienced (and expects to continue to experience) increased competition in the retail sales market in Las Vegas. The Company's retail departmental income decreased during fiscal year 1997 relative to fiscal year 1996, and there can be no assurance that retail departmental income will not continue to decrease. See "Risk Factors--Other Forms of Competition."

EMPLOYEES

    As of February 28, 1998, the Company had approximately 875 full-time employees and 150 on-call employees who are employed on an as-needed basis. Upon completion of the Expansion, the Company intends to employ approximately 1,200 full-time employees and 250 on-call employees. None of the Company's employees are members of unions. The Company considers its relations with its employees to be good and has never experienced an organized work stoppage, strike or labor dispute.

PROPERTIES

    The Company owns approximately 16.7 acres of land in Las Vegas where the Resort, its parking facility and the area on which the Expansion will occur are located.

LEGAL PROCEEDINGS


    On January 5, 1998, Hard Rock Cafe International (USA) Inc. (f/k/a Rank Licensing, Inc.), a subsidiary of Rank, filed an amended complaint in the United States District Court for the Southern District of New York against Peter A. Morton and the Company. The Plaintiff contends that the reservation and use by Mr. Morton and the Company of the internet domain names "hardrock.com" and "hardrockhotel.com" (the "Domain Names"), and the use of certain marks and logos (the "Logos") in, and in connection with merchandise offered on, internet websites operated under the Domain Names, violate terms of certain agreements with Mr. Morton and federal and state trademark and unfair competition law. The Plaintiff seeks an injunction against the use of the Domain Names and Logos by Mr. Morton and the Company, an order requiring Mr. Morton and the Company to assign the Domain Names to the Plaintiff, and over $100 million in damages. During the course of litigation, Mr. Morton and the Company transferred the domain name "hardrock.com" to the Plaintiff. Trial of this matter has concluded, and the Company is awaiting a verdict. Management believes that the outcome of such litigation will not have a material adverse effect on the Company, although there can be no assurance of the outcome of the lawsuit. The Company will expense, in the third quarter of fiscal year 1998, legal costs associated with the lawsuit which aggregate approximately $1.3 million as of August 20, 1998. Revenues from sales of merchandise over the internet for fiscal year 1997 were less than $150,000.


    Additionally, the Company is a defendant in various lawsuits relating to routine matters incidental to its business. Management does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on the Company.

                            REGULATION AND LICENSING

    The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Authorities.

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) to provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

    The Company is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. No person may become a stockholder of, or receive any percentage of profits from, the Company without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company has obtained from the Nevada Gaming Authorities the various approvals, permits and licenses required in order to engage in its current gaming activities in Nevada. Additional approvals, registrations and regulation waivers will be required for the Exchange Offer contemplated herein.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation in which the burden of proving one's suitability is always on the applicant. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability for license, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

    If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, the Company would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    The Company is required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company must be reported to, or approved by, the Nevada Commission.

    If it were determined that the Nevada Act was violated by the Company, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company and the person involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

    Any beneficial owner of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial owner of the Company's equity securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation. The Company will remain privately held until such time as the Exchange Offer is effective and until the Company's receipt of all regulatory approvals.

    The Nevada Act requires that any person who acquires beneficial ownership of more than 5% of a Registered Corporation's voting securities must report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, the Company
(i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, pursuant to the Clark County Code the CCLGLB has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting rights by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

    The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. Due to the fact that the Company is a corporate gaming licensee, the Company's stock certificates carry a restrictive legend indicating the stock of the company is subject to the Nevada Act. Furthermore, any negative covenant that restricts the transfer of the stock of a corporate licensee may require the prior approval of the Nevada Gaming Commission.

    The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. The Company has applied for approval of its debt offering as well as a waiver of certain regulations of the Nevada Gaming Commission that prohibit a public offering by a corporation holding a Nevada gaming license. However, there can be no assurances that the Nevada Gaming Commission will grant such approval. Furthermore, any such approval if given does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the debt securities offered. Any representation to the contrary is unlawful.

    Changes in control of the Company through merger, consolidation, stock or asset acquisition, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and Registered Corporations that are affiliated with these operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; (iii) the number of table games operated; or (iv) a percentage of the room rate charged for each occupied room. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if the Licensee knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following sets forth the names, ages and position of each person who is a director, executive officer or key employee of the Company:

           NAME                AGE                                   POSITION
--------------------------  ---------  --------------------------------------------------------------------
Peter A. Morton...........         50  Chairman of the Board, Chief Executive Officer, President and
                                       Secretary
Gary R. Selesner..........         44  Senior Vice President of Operations and General Manager
Bruce R. Dall.............         35  Chief Financial Officer and Treasurer
William R. Stephens.......         49  Vice President of Casino Operations
Christine R. Belcastro....         49  Executive Director of Hotel Operations
Adam P. Titus.............         35  Executive Director of Construction
Gilbert B. Friesen........         60  Director
Stephen A. Marks..........         51  Director

    PETER A. MORTON. Mr. Morton has been the Chairman of the Board, Chief Executive Officer and President of the Company since its formation and Secretary of the Company since December 1997. Prior to June 1996, Mr. Morton was the President and Chief Executive Officer of Hard Rock America. Mr. Morton, a third generation restaurateur, co-founded the London Hard Rock Cafe in 1971, at the age of 23. He also opened Mortons Restaurant in Los Angeles, California in 1979 and has developed Hard Rock Cafes in Aspen, Chicago, Hollywood, Honolulu, Houston, Las Vegas, Los Angeles, Maui, New Orleans, Newport Beach, Phoenix, San Diego, San Francisco and Sydney. In addition, Mr. Morton has developed the following restaurants: Great American Disaster, London, England (1970); and Mortons Bar and Grill, London, England (1975). Mr. Morton sits on the Board of Trustees of the Natural Resources Defense Council.

    GARY R. SELESNER. Mr. Selesner has been Senior Vice President of Operations of the Company and General Manager of the Resort since October 1997. From March 1996 to October 1997 he was employed by Harveys as General Manager of the Resort. From 1995 to 1996, he served as a Senior Vice President for Harveys Casino Resorts. From 1992 to 1995, Mr. Selesner was Vice President--Sales and Marketing of President Casinos, Inc., where he was responsible for all casino marketing, player clubs, advertising, promotions, special events, marketing analysis, public relations and communications. From 1990 to 1991, Mr. Selesner served as President and Chief Operating Officer of Trump Plaza Hotel and Casino.

    BRUCE R. DALL. Mr. Dall has been Chief Financial Officer and Treasurer at the Company since December 1997. From October 1997 to December 1997, Mr. Dall was employed by the Company as Director of Finance. From April 1996 to October 1997, Mr. Dall was employed by Harveys as the Controller of the Resort. From 1995 to 1996, he served as Controller of the Sheraton Desert Inn where he was responsible for accounting, financial planning, cage, credit/collections, purchasing and warehousing functions. From 1994 to 1995, Mr. Dall was the Director of Financial Planning for the Desert Inn. From 1993 to 1994, he established and ran Sheraton Gaming's Internal Audit Department. From 1988 to 1993, he served as Director of the Internal Audit Department at Caesars Palace.

    WILLIAM R. STEPHENS. Mr. Stephens has been Vice President of Casino Operations of the Company since December 1997. Mr. Stephens served as Director of Casino Operations of the Company from October 1997 to December 1997. Mr. Stephens was employed by Harveys as a Director of Casino Operations from 1993 to October 1997. Mr. Stephens is responsible for directing all aspects of casino operations for the Resort in accordance with corporate policy and Nevada Gaming Regulations. He is also responsible for achieving revenue and income objectives, market share and customer service objectives, casino marketing and sports book player development. From 1989 to 1993, he was a Casino Shift Manager at both the Sands Hotel and Main Street Station in Las Vegas.

    CHRISTINE R. BELCASTRO. Ms. Belcastro has been Executive Director of Hotel Operations of the Company since October 1997. From April 1996 to October 1997 Ms. Belcastro was employed by Harveys as Executive Director of Hotel Operations of the Resort. From 1994 to 1996 she was employed by Harveys as Director of Hotel Operations for the Resort. From 1992 to 1994, she was Director of Hotel Operations at the Palace Station in Las Vegas, where she was responsible for budgeting, forecasting and day-to-day operations of the Hotel Division, including sales, PBX, room reservations, front desk, bell desk, valet parking, internal maintenance, pool, transportation, housekeeping and lounge entertainment. From 1991 to 1992, Ms. Belcastro served as Director of Hotel Operations at the Sands Hotel.

    ADAM P. TITUS. Mr. Titus has been the Executive Director of Construction of the Company since October 1997. From August 1996 to October 1997 Mr. Titus was employed by Harveys. From 1995 to August 1996 Mr. Titus was the Construction Administrator for Caesars World, where he was responsible for completing construction and installation of gaming equipment and services. From 1987 to 1995 Mr. Titus was the Chief Contracting Officer and Director of Construction for Lady Luck where he was responsible for the construction of various casino projects.

    GILBERT B. FRIESEN. Mr. Friesen has been a Director of the Company since December 1997. Currently, Mr. Friesen is a private investor. From 1994 to 1997, he was Chairman of the Board of Classic Sports Network. Prior to 1994 he was a private investor.

    STEPHEN A. MARKS. Mr. Marks has been a Director of the Company since December 1997. He is the founder of French Connection Group plc, an international fashion company listed on the London Stock Exchange, and has been its Chief Executive Officer and a Director since its formation in 1969.

COMPENSATION OF DIRECTORS

    Directors of the Company receive no compensation for serving on the Board of Directors. All directors are reimbursed for expenses incurred in connection with attendance at board or committee meetings.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to its Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") for fiscal year 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG TERM
                                                                  ANNUAL COMPENSATION              COMPENSATION AWARDS
                                                      -------------------------------------------  --------------------
NAME AND                                                                           OTHER ANNUAL      RESTRICTED STOCK
PRINCIPAL POSITION                           YEAR      SALARY (1)      BONUS       COMPENSATION          AWARD(S)
-----------------------------------------  ---------  ------------  -----------  ----------------  --------------------
Peter A. Morton..........................       1997   $   --        $  --         $  1,556,435(3)      $   --
  Chairman of the Board, Chief Executive
  Officer, President and Secretary
Gary R. Selesner.........................       1997      211,923       93,000          --                 951,250(4)
  Senior Vice President of Operations and
  General Manager
Bruce R. Dall............................       1997       77,501       11,450          --                  --
  Chief Financial Officer and Treasurer
William R. Stephens......................       1997      110,365       36,650          --                  --
  Vice President of Casino Operations
Christine R. Belcastro...................       1997       93,750       25,460          --                  --
  Executive Director of Hotel Operations

NAME AND                                        ALL OTHER
PRINCIPAL POSITION                          COMPENSATION (2)
-----------------------------------------  -------------------
Peter A. Morton..........................       $  --
  Chairman of the Board, Chief Executive
  Officer, President and Secretary
Gary R. Selesner.........................           4,144
  Senior Vice President of Operations and
  General Manager
Bruce R. Dall............................           1,358
  Chief Financial Officer and Treasurer
William R. Stephens......................           4,640
  Vice President of Casino Operations
Christine R. Belcastro...................           4,369
  Executive Director of Hotel Operations

---------------

(1) Pursuant to the Management Agreement, Harveys provided for the procurement of certain management services and in return the Company paid Harveys a management fee. The Named Executive Officers, excluding Mr. Morton, were employees of a subsidiary of Harveys through October 24, 1997 during which time the Company reimbursed Harveys for the payment of salaries, bonuses and benefits. On October 24, 1997, the Company and Harveys terminated the Management Agreement. See "Certain Relationships and Related Party Transactions".

(2) All Other Compensation consists of contributions made by the Company to the Harveys 401(k) Plan on behalf of Mr. Selesner in the amount of $4,144, Mr. Dall in the amount of $1,358, Ms. Belcastro in the amount of $3,917 and Mr. Stephens in the amount of $4,083. In addition, All Other Compensation consists of insurance premiums paid by the Company with respect to term life insurance in the amount of $557 for Mr. Stephens and $452 for Ms. Belcastro.

(3) Mr. Morton received his compensation in the form of a supervisory fee. See "Employment Agreements." A portion of the supervisory fee was paid directly to the 510 Development Corporation, a corporation owned 100% by Mr. Morton.

(4) The Company estimates the value of the aggregate restricted stock holdings at the end of the last completed fiscal year was $951,250. 768 shares of non-voting common stock of the Company have been granted to Mr. Selesner, 20% of which will vest upon receipt of the requisite approvals of the Nevada Gaming Authorities, provided that such 20% will be subject to forfeiture upon Mr. Selesner's resignation or termination for Cause (as defined in the Selesner Employment Agreement) prior to October 24, 1998. If Mr. Selesner is not terminated by reason of death, disability, or Cause and does not resign, an additional 20% of the shares will vest on each of October 24, 1998, 1999, 2000 and 2001, subject to receipt of the requisite approvals of the Nevada Gaming Authorities. Each such 20% is subject to forfeiture upon Mr. Selesner's resignation or termination for Cause within twelve months of the date such 20% portion has vested. On October 24, 2001, 100% of such shares will be vested. The shares are subject to certain transfer restrictions, put rights and other provisions. See "--Employment Agreements."

EMPLOYMENT AGREEMENTS

    Mr. Morton and the Company have entered into an amended and restated supervisory agreement, which expires on December 31, 2022 (the "Supervisory Agreement"). Mr. Morton has the option to renew the agreement for two successive fifteen year terms. Pursuant to the terms of the agreement, Mr. Morton is to provide consulting and supervisory services to the Company in exchange for 2.0% of the Company's annual gross revenues (as defined therein), which excludes the value of any complimentary goods or services. Such payments will be subordinated to the Notes and the New Credit Facility. The Company will reimburse Mr. Morton for all costs and expenses incurred by him in connection with services provided to the Company. In the event either the Company or Mr. Morton is in Default (as defined in the Supervisory

Agreement), the non-defaulting party may terminate the agreement after the other party has received the opportunity to cure such default.

    Mr. Selesner has entered into an employment agreement, dated October 8, 1997 (the "Selesner Employment Agreement"), which has a term of four years. Mr. Selesner will serve as Senior Vice President of Operations and General Manager of the Company. The Company will pay Mr. Selesner a base salary of $250,000 per year and an annual bonus determined by the Company's Board of Directors, which will not in any event be less than $75,000 per year. In addition, Mr. Selesner will receive use of an automobile. In the event of a Change in Control (as defined in the Selesner Employment Agreement) all equity granted to Mr. Selesner will vest and become exercisable. If Mr. Selesner is terminated without Cause (as defined in the Selesner Employment Agreement), Mr. Selesner will (i) receive his salary and bonus multiplied by the number of years, not less than one, remaining in the employment term, (ii) vest in any non-vested equity granted to him, (iii) receive health and medical benefits through the remainder of the employment term (provided he does not breach the non-solicitation provision of the Selesner Employment Agreement) and (iv) receive the amount of any forfeitures that result from any non-vesting under any of the Company's employee benefit plans.

    Pursuant to an amended and restated letter agreement (the "Letter Agreement") among the Company, Lily Pond Investments, Inc. ("Lily Pond") and Mr. Selesner, the Company will issue to Mr. Selesner 768 shares of non-voting common stock of the Company (the "Shares"), 20.0% of which vested on October 24, 1997 (subject to receipt of the requisite approvals of the Nevada Gaming Authorities), provided that such 20% will be subject to forfeiture upon Mr. Selesner's resignation or termination for Cause (as defined in the Selesner Employment Agreement) prior to October 24, 1998. If Mr. Selesner is not terminated by reason of death, disability, or Cause and does not resign, an additional 20.0% of the Shares will vest on each of October 24, 1998, 1999, 2000 and 2001 (subject to receipt of the requisite approvals of the Nevada Gaming Authorities). Each such 20.0% is subject to forfeiture upon Mr. Selesner's resignation or termination for Cause within twelve months of the date such 20.0% portion has vested. On October 24, 2001, 100% of such shares shall be vested. In the event of a Change in Control (as defined in the Selesner Employment Agreement) the remainder of the Shares not vested will immediately vest. Any transfer of shares to Mr. Selesner may not be completed without the prior approval of the Nevada Gaming Authorities. The Shares are subject to certain transfer restrictions, put rights and other provisions contained in the Letter Agreement. Among other things, if Mr. Selesner's employment is terminated for any reason, other than voluntary resignation during the term of the Selesner Employment Agreement or for Cause, upon written demand by Mr. Selesner, the Company must purchase all of the vested shares for a price equal to $1,953.13 per share (or if an initial public offering has occurred, the initial public offering price) (the "Purchase Price"). In addition, for a period of 30 days from the second anniversary of the Commencement Date (as defined in the Selesner Employment Agreement), Mr. Selesner may require the Company to purchase half of the shares then vested for the Purchase Price. The Company has agreed to loan to Mr. Selesner an amount equal to his Federal income tax liability due to the vesting of the Shares.

    Mr. Stephens has entered into an employment agreement, dated December 1, 1997, which has a term of two years and may be extended by mutual agreement for successive one year terms on the same or mutually agreeable terms. Mr. Stephens will serve as Vice President of Gaming Operations of the Company. The Company will pay to Mr. Stephens a base salary of $125,000 per year and an annual bonus to be determined by the Company's Board of Directors. If Mr. Stephens is terminated by the Company without Cause (as defined in the agreement), the Company will pay Mr. Stephens the lesser of $62,500 or the remainder of the base salary which would otherwise be due under the agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a Compensation Committee during 1997. Messrs. Morton and Selesner each participated in the determination of officers' compensation during 1997.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF LIABILITY

    Chapter 78 of the Nevada Revised Statutes (the "NRS"), Article SIXTH of the Company's Articles of Incorporation and Article VII of the Company's Bylaws contain provisions for indemnification of directors and officers of the Company. The Bylaws require the Company to indemnify such persons to the fullest extent permitted by Nevada law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe, was unlawful. Indemnification would cover expenses reasonably incurred, including attorneys' fees, judgments, fines and amounts paid in settlement. The Company's Bylaws provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, regardless of whether the Company would have the power to indemnify such person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    In addition, the Company has, with the approval of the stockholders, entered into an Indemnification Agreement with each of its directors. These agreements will require the Company to indemnify any director, to the fullest extent permitted by law, who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation (including discovery), whether conducted by the Company or any other party, that such director in good faith believes might lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that such director is or was a director, officer, employee, agent or fiduciary of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director in any such capacity.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Company has included in its Articles of Incorporation a provision that limits personal liability for breach of the fiduciary duty of its directors or officers, except for liability for acts or omissions involving intentional misconduct, fraud or a knowing violation of law and liability based on payments of improper dividends.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with regard to the beneficial ownership of the Company's Common Stock as of the date of this Prospectus by (i) each person who, to the knowledge of management, owned beneficially more than 5% of the outstanding shares of Common Stock or (ii) by each director and Named Executive Officer and (iii) all directors and executive officers as a group:

                                                                                       COMMON STOCK OWNED(1)
                                                                           ----------------------------------------------
                                                                                  CLASS A                 CLASS B
                                                                                  (VOTING)              (NON-VOTING)
                                                                           ----------------------  ----------------------
NAME AND ADDRESS OF OWNER                                                   NUMBER      PERCENT     NUMBER      PERCENT
-------------------------------------------------------------------------  ---------  -----------  ---------  -----------
Lily Pond Investments, Inc.(2)...........................................     12,000       100.0%     59,487        92.9%
Peter A. Morton(2).......................................................     12,000       100.0%     59,487        92.9%
Gary R. Selesner(3)......................................................     --          --             153       *
Bruce R. Dall............................................................     --          --          --          --
Christine R. Belcastro...................................................     --          --          --          --
William R. Stephens......................................................     --          --          --          --
Gilbert B. Friesen.......................................................     --          --             250       *
Stephen A. Marks.........................................................     --          --           1,000         1.6%
All directors and officers as a group (5 persons)........................     12,000       100.0%     60,890        95.1%

------------

*   Less than one percent

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. The address for each of the stockholders in this table is 4455 Paradise Road, Las Vegas, Nevada 89109.

(2) As the majority stockholder of Lily Pond, Mr. Morton controls the voting and disposition of all the voting securities of the Company.

(3) Upon receipt of the requisite approvals of the Nevada Gaming Authorities, Gary R. Selesner will be issued 153 shares of the Company's non-voting Common Stock. See "Management--Employment Agreements."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS RELATED TO THE "HARD ROCK" BRAND NAME

    Prior to the sale to Rank of Mr. Morton's interest in the Hard Rock Cafe businesses and ancillary rights in June 1996, Hard Rock Cafe Licensing Corporation, which was 40.0% owned by Mr. Morton, owned the right to use the "Hard Rock" name in connection with hotel casinos and casinos in the Morton Territory. Hard Rock Cafe Licensing Corporation licensed this right to Mr. Morton, who in turn sublicensed the right to use the "Hard Rock Hotel" trademark in Las Vegas to Lily Pond and Lily Pond assigned such right to the Company.

    Upon the sale of his interest in the Hard Rock Cafes to Rank in June 1996, Mr. Morton and Rank entered into a trademark licensing agreement whereby Mr. Morton received an exclusive, perpetual, royalty-free license (subject to certain termination provisions designed to protect the quality of the trademarks) to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with hotel casinos and casinos in the Morton Territory. Mr. Morton in turn entered into a sublicensing agreement with the Company in which the Company obtained the exclusive right (subject to certain termination provisions designed to protect the quality of the trademarks) to use the "Hard Rock Hotel" and "Hard Rock Casino" trademarks in connection with the Resort for a term lasting as long as the Company shall have any outstanding indebtedness pursuant to the Notes or the New Credit Facility.

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

    Peter A. Morton and the Company have entered into the Supervisory Agreement, which expires on December 31, 2022. Subject to certain conditions, Mr. Morton has the option to renew the agreement for two successive fifteen year terms. Pursuant to the terms of the agreement, Mr. Morton is to provide consulting and supervisory services to the Company in exchange for 2.0% of the Company's annual gross revenues (as defined therein), which excludes the value of any complimentary goods or services. The Company will reimburse Mr. Morton for all costs and expenses incurred by him in connection with services he provides to the Company. In the event either the Company or Mr. Morton is in Default (as defined in the agreement), the non-defaulting party may terminate the agreement after the other party has received the opportunity to cure such default. Total supervisory fee expenses for fiscal years 1995, 1996 and 1997 were approximately $1,123,000, $1,537,000, and $1,556,000, respectively.

    Entities controlled by Peter A. Morton have provided, and will continue to provide, additional support services for the development, opening and ongoing improvement and operation of the Resort. These entities have, and will continue to be, reimbursed for the expenses relating to the provision of these services (including, without limitation, employee salary and benefits and allocated overhead). Expenses related to these services aggregated approximately $923,857, $224,858 and $281,000 for fiscal year 1995, fiscal year 1996 and fiscal year 1997, respectively.

    Jeffrey Leeds, formerly Secretary/Treasurer and Director of the Company, is currently President and co-founder of Leeds Group Inc. (the "Leeds Group"), which has provided investment banking services to the Company and certain of its affiliates, including providing advice on the Buyout and arranging the financing of the Buyout. The Company paid the Leeds Group $0, $40,625, and $627,812 for such investment banking services for fiscal years 1995, 1996 and 1997, respectively. Jeffrey Leeds has periodically performed legal work for the Company including the negotiation of employment agreements with key employees.

HARVEYS BUYOUT

    In July 1997, the Company and Lily Pond entered into an agreement to effect the Buyout, pursuant to which the Company redeemed Harveys' 40% interest in the Company and terminated the Management

Agreement, which termination became effective October 24, 1997. Under the terms of the Buyout, the Company paid Harveys $45.0 million in cash.

    Pursuant to the Management Agreement, Harveys provided hotel and casino management expertise and oversight and was responsible for the Resort's management information systems, employee benefit programs and insurance policies. In return, the Company paid Harveys a base management fee equal to 4.0% of annual gross revenues, as defined, which excludes the value of any complimentary goods or services for each fiscal year. Harveys was also entitled to an incentive fee of up to 2.0% of annual net revenues, upon exceeding certain return on investment targets in the Management Agreement. The Company paid management fees to Harveys of approximately $2.2 million, $3.1 million and $2.8 million for fiscal year 1995, fiscal year 1996 and fiscal year 1997, respectively, and incentive fees totaling approximately $84,000, $239,000 and $65,000 for fiscal year 1995, fiscal year 1996 and fiscal year 1997, respectively.

    For certain additional disclosure regarding affiliate transactions see footnote 5 to the Company's Financial Statements.

                              COMPLETION GUARANTY

    Pursuant to the Completion Guaranty, Peter A. Morton has guaranteed, subject to certain conditions and limitations, payment of construction and development costs in excess of $87.0 million, up to a maximum of $10.0 million. Mr. Morton's obligations under the Completion Guaranty will be deferred during the pendency of any FORCE MAJEURE event or any other event that makes completion of the Expansion physically impossible or unlawful. The Completion Guaranty does not provide for the incurrence by Mr. Morton, directly or indirectly, of any obligation, contingent or otherwise, for the payment of the principal, premium and interest on the Notes or any other indebtedness under the financings described herein. The Company will not implement a discretionary change that would cause budgeted construction and development costs to exceed $87.0 million, unless Mr. Morton increases the maximum amount available under the Completion Guaranty, in the amount of such budgeted excess. If Mr. Morton provides funds under the Completion Guaranty, the amount of such funds will be treated as preferred stock of the Company purchased by Mr. Morton, or a junior subordinated loan from Mr. Morton to the Company. If such funds are treated as preferred stock, such preferred stock will have a redemption date not less than 91 days following the earlier of the maturity or repayment of the Notes and accrue dividends at a rate not in excess of the annual rate of interest payable on the Notes. If such funds are treated as junior subordinated indebtedness, such indebtedness will have a stated maturity not less than 91 days following the earlier of the maturity or repayment of the Notes and accrue interest at a rate per annum not in excess of the rate of interest payable on the Notes. Dividends or interest, as the case may be, will be payable in cash only to the extent the Company is able to make Restricted Payments (as defined) under the "Restricted Payments Covenant" in the Indenture. See "Risk Factors--Completion Guaranty" and "--Reliance on Key Personnel, Control by Principal Shareholder."

    In addition, pursuant to the Indenture, the Trustee, on behalf of the holders of the Notes, may not compel payment or exercise any other remedies under the Completion Guaranty if a payment default or non-payment default exists with respect to certain specified Senior Indebtedness until such defaults have been cured or waived by the holders of such specified Senior Indebtedness or, in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice (as defined) has been received.

    Mr. Morton has also entered into a make-well agreement under the New Credit Facility (the "Make-Well Agreement") pursuant to which he will contribute certain amounts to the Company to ensure the Company meets certain covenants under the New Credit Facility beginning in the third fiscal quarter of 1998, including certain maximum leverage ratio tests and minimum fixed charge coverage ratio tests.

                       DESCRIPTION OF NEW CREDIT FACILITY

    The following summaries of certain provisions of the New Credit Facility, including the definitions of certain terms therein, do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions in the New Credit Facility.

    Concurrent with the closing of the Offering, the Company replaced the Prior Credit Facility with the New Credit Facility through a group of banks for which Bank of America National Trust and Savings Association ("Bank of America NT&SA") acts as administrative agent (the "Administrative Agent") and Bear, Stearns & Co. Inc. ("Bear Stearns") serves as co-agent. The New Credit Facility provided the Company with $67.0 million of senior secured reducing revolving borrowings. Management anticipates using the New Credit Facility to fund the Expansion and for general corporate purposes.

    The loans made pursuant to the New Credit Facility bear interest at one of two rates to be selected by the Company: (i) the higher of (a) the Federal Funds Rate as published by the Federal Reserve Bank of New York plus 0.5% and (b) the Reference Rate (as defined) announced by the Administrative Agent from time to time (the "Base Rate") or (ii) the London Interbank Offered Rate ("LIBOR") adjusted for reserves, plus, in each case, the applicable margin (as described below). Interest on loans that bear interest based upon the Base Rate will be payable at the end of each calendar month and interest on loans that bear interest based upon LIBOR will be payable at the end of the interest period applicable thereto or every three months thereafter, whichever is earlier. The applicable margin varies based on the ratio, on the last day of each fiscal quarter of, (a) a measure of the average aggregate principal indebtedness of the Company for the proceeding quarter and (b) the annualized EBITDA (as defined) for the proceeding 12 month period (the "Total Leverage Ratio") and whether the Company elects the Base Rate or LIBOR.

    The Company has agreed to pay commitment fees equal to between 0.375% and 0.500% per annum on the daily average unutilized commitment, certain fees with respect to the issuance of letters of credit, a construction service fee for monitoring services in connection with the Expansion and customary administration fees.

    The amount available under the New Credit Facility will begin reducing on February 28, 2000 to: $58.3 million as of the last day of fiscal year 2000, $45.2 million as of the last day of fiscal year 2001, $32.2 million as of the last day of fiscal year 2002, $19.2 million as of the last day of fiscal year 2003 and will expire on March 23, 2004.

    The New Credit Facility permits the Company to make voluntary prepayments without premium or penalty in most circumstances. The Company will also be required to make prepayments on the New Credit Facility (a) on April 1, of each year beginning on April 1, 2000, in an amount equal to 80% of the Company's EBITDA minus cash paid with respect to (i) principal and interest payments on indebtedness for borrowed money, (ii) capital expenditures and (iii) income taxes, in each case for the preceding fiscal year, and (b) 100% of the net cash proceeds to the Company of issuances of equity or permitted indebtedness. These requirements will terminate should the Company's Total Leverage Ratio fall below 4.25:1.00 for a period of four consecutive fiscal quarters.

    The New Credit Facility contains covenants customarily found in credit agreements including, among other things, financial covenants, limitations on the Company from disposing of capital stock, entering into mergers and certain acquisitions, incurring liens or indebtedness, making certain investments, issuing dividends on stock, selling assets, entering into transactions with affiliates under certain circumstances, changing accounting practices and amending material agreements. Further, the New Credit Facility requires the Company to provide detailed financial and narrative reports regarding the Company's existing and projected financial status.

    The New Credit Facility also contains customary events of defaults including defaults in the payment when due of the principal of or interest on the loans, breach of certain covenants, representations or warranties, ERISA violations, insolvency, bankruptcy, failure of any of the security documents or collateral securing the New Credit Facility, failure of any guaranty, including the Completion Guaranty, and control by Peter A. Morton of less than 51% of the voting capital stock of the Company.

    Mr. Morton also entered into a Make-Well Agreement (as defined in the New Credit Facility) pursuant to which he will contribute certain amounts to the Company to ensure the Company meets certain covenants under the New Credit Facility beginning in the third fiscal quarter of 1998, including certain maximum leverage ratio tests and minimum fixed charge coverage ratio tests.

                              DESCRIPTION OF NOTES

GENERAL

    The New Notes will be issued pursuant to the Indenture, dated as of March 23, 1998 (the "Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus constitutes a part. The New Notes are identical in all material respects to the terms of the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes. See "--Registration Rights, Liquidated Damages." The Trustee will authenticate and deliver New Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offer, together with the New Notes will be treated as a single class of Securities under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

    The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth under "--Certain Definitions."

    The indebtedness evidenced by the Notes is and will continue to be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and senior in right of payment to all existing and future Subordinated Indebtedness of the Company. As of April 30, 1998, the Company's outstanding Senior Indebtedness was approximately $0.3 million. In addition, on April 30, 1998, the Company had $67.0 million of undrawn availability under the New Credit Facility. The Company anticipates incurring additional indebtedness under the New Credit Facility to fund a portion of the Expansion. The Indenture permits the Company to incur additional indebtedness in the future, subject to certain limitations.

    In addition, the Notes are and will continue to be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinated to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. As of the date hereof, the Company has no Subsidiaries. Under certain circumstances, the Company will be able to designate future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

    The Company issued $120.0 million in aggregate principal amount of Notes in the Offering. The Notes will mature on April 1, 2005. Interest on the Notes accrues at the rate of 9 1/4% per annum and is payable semi- annually in arrears on April 1 and October 1, commencing on October 1, 1998, to Holders of record on the immediately preceding March 15 and September 15, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Registered Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 23, 1998. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old notes otherwise payable on any interest payment date the record date for which occurs on or after the consummation of the Exchange Offer. Principal, premium, if any, and interest, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

    The payment of principal of, and premium and interest, if any, on, the Notes, and any other amounts payable by the Company with respect to the Notes, is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter incurred.

    Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of all Obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Indebtedness of such Issuer are paid in full in cash, any distribution to which the holders of Notes would be entitled shall be made to the holders of such Senior Indebtedness (except that holders of Notes may receive Capital Stock or any debt securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness and payment made from the trust described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Notes and may not offer to repurchase Notes (except in Capital Stock or subordinated debt securities referred to above or from the trust described under "--Legal Defeasance and Covenant Defeasance") and the Trustee, on behalf of the Holders may not compel payment or exercise any other remedies with respect to any payment under the Completion Guaranty, if (i) a default in the payment of the principal of or interest on Designated Senior Indebtedness or any other amount due in respect of Designated Senior Indebtedness occurs and has not been cured or waived in writing (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "non-payment default") and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Indebtedness. The Company may and shall resume payments on the Notes and the Trustee, on behalf of the Holders may exercise remedies with respect to any payment under the Completion Guaranty, (a) in the case of a payment default, upon the date on which such default is cured or waived by the holders of Designated Senior Indebtedness in writing and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived by the holders of Designated Senior Indebtedness in writing or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage or blockage of remedies under the Completion Guaranty may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee by any holders of Designated Senior Indebtedness, and which is known to the holders of such Designated Senior Indebtedness, shall be, or be made, the basis for a subsequent Payment Blockage Notice (unless such nonpayment default shall have been cured or waived for a period of not less than 181 days).

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders of the Notes to accelerate the maturity thereof.

    The Indenture further requires that the Company promptly notify holders of Senior Indebtedness of the receipt of an acceleration notice following an Event of Default.

    As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. At April 30, 1998, the Company had approximately $0.3 million of Senior Indebtedness outstanding and the Company had additional availability of $67.0 million for borrowings under the New Credit Facility, all of which was Senior Indebtedness of the Company. In addition, the Notes are structurally subordinated to the liabilities of Subsidiaries of the Company. The Company anticipates incurring additional indebtedness under the New Credit Facility to fund a portion of the Expansion. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants-- Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

OPTIONAL REDEMPTION

    The Notes are not redeemable at the Company's option prior to April 1, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2002..............................................................................     104.625%
2003..............................................................................     102.313%
2004 and thereafter...............................................................     100.000%

    Notwithstanding the foregoing, at any time on or prior to April 1, 2001, the Company may (but shall not have the obligation to) redeem, on one or more occasions, up to an aggregate of 35% of the aggregate principal amount of Notes originally issued at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; PROVIDED that at least 65% of the aggregate principal amount of Notes originally issued remain outstanding immediately after the occurrence of such redemption; and PROVIDED FURTHER, that such redemption shall occur within 60 days of the date of the closing of such Equity Offering.

REGULATORY REDEMPTION

    If any Gaming Authority requires that a Holder or beneficial owner of Notes must be licensed, qualified or found suitable under any applicable gaming law and such Holder or beneficial owner fails to apply for a license, qualification or a finding of suitability within 30 days after being requested to do so by the Gaming Authority (or such lesser period that may be required by such Gaming Authority), or if such Holder or such beneficial owner is not so licensed, qualified or found suitable, the Company shall have the right, at its option, (i) to require such Holder or beneficial owner to dispose of such Holder's or beneficial owner's Notes within 30 days of receipt of such notice of such finding by the applicable Gaming Authority or such earlier date as may be ordered by such Gaming Authority or (ii) to call for the redemption of the Notes of such Holder or beneficial owner at the lesser of the principal amount thereof, the fair market value of such Notes on the date of redemption or the price at which such Holder or beneficial owner acquired the Notes, together with, in either case, accrued and unpaid interest to the earlier of the date of redemption or such earlier date as may be required by such Gaming Authority or the date of the finding of unsuitability by such Gaming Authority, which may be less than 30 days following the notice of redemption, if so ordered by such Gaming Authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable and the redemption price of each Note to be redeemed. The Holder of Notes or beneficial owner applying for a license, qualification or a finding of suitability must pay all costs of the licensure and investigation for such qualification or finding of suitability. Under the Indenture, the Company is not required to pay or reimburse any Holder of the Notes or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs of the licensure and investigation for such qualification or finding of suitability. Such expense will, therefore, be the obligation of such Holder or beneficial owner. See "Risk Factors--Government Regulation" and "Regulation and Licensing."

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed or repurchased in an offer to purchase at any time, selection of Notes for redemption or repurchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis; PROVIDED that no Notes of $1,000 or less shall be redeemed or repurchased in part. Notices of redemption or repurchase shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date or repurchase date to each Holder of Notes to be redeemed or repurchased at its registered address. If any Note is to be redeemed or repurchased in part only, the notice of redemption or repurchase that relates to such Note shall state the portion of the principal amount thereof to be redeemed or repurchased. A new Note in principal amount equal to the unredeemed or unrepurchased portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption or repurchase date, interest ceases to accrue on Notes or portions of them called for redemption or repurchase.

MANDATORY REDEMPTION

    The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase all or any part (equal to $1,000 or an integral multiple thereof), of each Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to a Change of Control Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described under this caption "--Repurchase at the Option of Holders" by virtue thereof.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to the unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    If the payment date in connection with a Change of Control Offer hereunder is on or after an interest payment record date and on or before the associated interest payment date, any accrued and unpaid interest (and Liquidated Damages, if any, due on such interest payment date) will be paid to the person in whose name a Note is registered at the close of business on such record date, and such interest (or Liquidated Damages, if applicable) will not be payable to Holders who tender Notes pursuant to such Change of Control Offer.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

    The New Credit Facility prohibits the Company from purchasing or redeeming prior to maturity any Notes, and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing or redeeming Notes, the Company could seek the consent of its lenders to purchase or redeem the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing or redeeming Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the New Credit Facility. In addition, there can be no assurance that the Company will have the financial resources to repurchase the Notes in the event of a Change of Control. See "Risk Factors--Purchase of Notes upon a Change of Control."

    The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    "CHANGE OF CONTROL" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), other than to the Permitted Holders, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) prior to the first Equity Offering, the Permitted Holders cease to be the "beneficial owner"

(as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of a majority of the Voting Stock of the Company (as measured by voting power rather than number of shares), (iv) after the first Equity Offering, (A) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Permitted Holders, becomes the "beneficial owner" (as defined above), directly or indirectly, of 35% or more of the Voting Stock of the Company (measured by voting power rather than number of shares) and (B) the Permitted Holders "beneficially own" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the Voting Stock of the Company (measured by voting power rather than number of shares) than such other person, (v) after the first Equity Offering, Continuing Directors cease to constitute a majority of the members of the Board of Directors of the Company or (vi) the Company consolidates with, or merges with or into, any Person, other than the Permitted Holders, or any Person, other than the Permitted Holders, consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee person (immediately after giving effect to such issuance).

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "PERMITTED HOLDERS" means Peter A. Morton and Lily Pond and any of their respective Related Parties.

    "RELATED PARTY" with respect to any Person, means (a) any Affiliate, or spouse or immediate family member (in the case of an individual) of such Person, or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority interest of which consist of such Person and/or such other Person referred to in the immediately preceding clause (a), or (c) any trustee, executor or receiver appointed to manage or administer the assets of a Person who is an individual following the death of such individual.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    ASSET SALES

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 80% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; PROVIDED that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are promptly, but in no event more than 30 days after receipt, converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

    Within 270 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply such Net Proceeds, at its option, (a) to permanently reduce Senior Indebtedness (and to correspondingly permanently reduce commitments with respect thereto in the case of revolving borrowings), or (b) to the making of a capital expenditure in a Permitted Business or the acquisition of other assets to be used in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Indebtedness under the New Credit Facility or invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

    If the payment date in connection with an Asset Sale Offer hereunder is on or after an interest payment record date and on or before the associated interest payment date, any accrued and unpaid interest (and Liquidated Damages, if any, due on such interest payment date) will be paid to the person in whose name a Note is registered at the close of business on such record date, and such interest (or Liquidated Damages, if applicable) will not be payable to Holders who tender Notes pursuant to such Asset Sale Offer.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to an Asset Sale Offer, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described under this caption "--Repurchase at the Option of Holders" by virtue thereof.

CERTAIN COVENANTS

    EXPANSION

    The Indenture provides that, except during the pendency of any force majeure event or any other event that makes completion of the Expansion physically impossible or unlawful, the Company will cause the Expansion to be prosecuted with reasonable diligence and continuity.

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    COMPLETION GUARANTY

    The Indenture provides that the Company shall not implement a discretionary change to the plans relating to the Expansion that would cause budgeted construction and development costs to exceed $87.0 million, unless Peter A. Morton increases the maximum amount available under the Completion Guaranty, in the amount of such budgeted excess.

    MATERIAL CHANGES TO THE EXPANSION

    The Indenture provides that prior to making a discretionary change to the plans relating to the Expansion that is materially different from certain minimum requirements set forth below, the Company shall obtain the prior written consent of the Holders of a majority in principal amount of the Notes then outstanding. The minimum requirements are as follows: (i) construction of a new hotel tower with not less than 290 rooms; provided, that if the planned average size of the rooms or ratio of suites to regular rooms is increased, the new hotel tower shall contain not less than 270 rooms, (ii) enlargement of the Beach Club to include a new swimming pool, (iii) addition of at least three new food services establishments, (iv) expansion of the Retail Store, (v) construction of a new expandable parking facility that will initially provide at least 400 net additional parking spaces, (vi) construction of a new meeting facility, (vii) construction of a new health club, or expansion and renovation of the existing health club, (viii) construction of a new multi-functional warehouse, maintenance and back of house facility, (ix) construction of a new nightclub or expansion and renovation of the existing nightclub (i.e. The Joint), (x) expansion of the casino through an enlargement of the sports book area within the casino and the addition of at least thirty new slot machines and at least five new table games.

    RESTRICTED PAYMENTS

    The Indenture provides that, except as otherwise provided below, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests including, without limitation, any dividend or distribution in connection with any merger or consolidation involving the Company (other than dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its PRO RATA share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities), or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);
(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a scheduled repayment of principal or a payment of principal at Stated Maturity; (iv) make any payment of interest on Subordinated Indebtedness issued pursuant to clause (xi) described under the caption "Incurrence of Indebtedness and Issuance of Disqualified Stock," or (v) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

        (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the

                                       65
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    Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (vi) and (vii) of the following paragraph) is less than the sum (without duplication) of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company), plus (iii) 100% of the aggregate net cash proceeds received by the Company as an equity contribution from a holder or holders of Equity Interests of the Company (other than Disqualified Stock) but excluding Excluded Contributions, plus (iv) to the extent that any Restricted Investment that was made after the Issue Date is sold or otherwise liquidated or repaid, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (v) the amount resulting from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, such amount not to exceed the amount of Investments made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary since the date of the Indenture that was treated as a Restricted Payment under the Indenture, plus (vi) to the extent not otherwise included in Consolidated Net Income, the amount of the net reduction in Investments in Unrestricted Subsidiaries resulting from the payment of cash dividends received by the Company or any Restricted Subsidiary of the Company from such Unrestricted Subsidiaries, plus (vii) $5.0 million.

    The foregoing provisions will not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) or (iii) of the preceding paragraph;

       (iii) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness in exchange for or with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests in the Company (other than any Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase or other acquisition shall be excluded from clause (c)(ii) or (iii) of the preceding paragraph;

        (iv) the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee or director of the Company or any of the Company's Restricted Subsidiaries or the estate, heirs or legatees of, or any entity controlled by, any such employee or director, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement in connection with the termination of such person's employment for any reason (including by reason of death or disability);

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
    PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (iv) does not exceed (A) in the aggregate, the sum of $1.5 million plus $250,000 for each twelve month period following the Issue Date and (B) $1.5 million in any calendar year;

        (v) the redemption or repurchase of any Capital Stock or Indebtedness of the Company or any of its Subsidiaries (other than any Capital Stock or Indebtedness that is held or beneficially owned by any Permitted Holder) required by the Regulatory Redemption provisions of the Indenture (or any substantially comparable provision governing other Indebtedness), or by any Governmental Authority or by the Board of Directors of the Company if, in any such case, the ownership of such Capital Stock or Indebtedness by the holder thereof will preclude, interfere with, threaten or delay the issuance, maintenance, existence or reinstatement of any gaming or liquor license, permit or approval, or result in the imposition or burdensome terms or conditions on such license, permit or approval;

        (vi) so long as no Default or Event of Default shall have occurred and be continuing, the declaration and payment of dividends to holders of any such class or series of Disqualified Stock of the Company issued in accordance with the covenant entitled "--Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

       (vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation is permitted by this covenant and otherwise would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be based on the good faith determination of the Board of Directors.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not, and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue preferred stock; PROVIDED, HOWEVER, that the Company and any Guarantor may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Acquired Indebtedness, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

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
    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

        (i) Indebtedness of the Company under the New Credit Facility with respect thereto in an aggregate principal amount outstanding at any time not to exceed $67.0 million, less the aggregate amount of all proceeds from all Asset Sales that have been applied since the Issue Date to permanently reduce the outstanding amount of such Indebtedness pursuant to the covenant "Asset Sales";

        (ii) the incurrence by the Company of Existing Indebtedness;

       (iii) the incurrence by the Company of Indebtedness represented by the Notes;

        (iv) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness (including, without limitation, Indebtedness under the New Credit Facility) represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price, lease or cost of construction or improvement of property, plant or equipment (including without limitation, slot machines and other gaming equipment) used in a Permitted Business in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

        (v) the incurrence by the Company or its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred;

        (vi) the incurrence by the Company or its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and its Restricted Subsidiaries, PROVIDED, HOWEVER, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and
    (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or its Restricted Subsidiaries and (B) any sale or other transfer of any such Indebtedness to a Person that is not the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary;

       (vii) the incurrence by the Company or its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating or variable rate Indebtedness or for the purpose of protecting against fluctuation in interest rates or the value of foreign currencies purchased or received, in each case in respect of Indebtedness that is permitted by the terms of the Indenture to be outstanding; PROVIDED, HOWEVER, that in the case of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risks with respect to Indebtedness, the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates and in the case of Hedging Obligations incurred for the purpose of protecting against fluctuations in interest rates or the value of foreign currencies purchased or received, such Hedging Obligations do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

      (viii) Indebtedness incurred solely in respect of performance, surety and similar bonds or completion guarantees, to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money to others;

        (ix) Indebtedness arising in the ordinary course of business out of standby letters of credit covering workers compensation, performance or similar obligations;

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
        (x) any guarantee of the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture;

        (xi) the incurrence by the Company of Subordinated Indebtedness payable to Permitted Holders in respect of payments made under the Completion Guaranty or the Make-Well Agreement, which indebtedness shall have a stated maturity not less than 91 days following the earlier of the maturity or repayment of the Notes and accrue interest at a rate per annum not in excess of the rate of interest payable on the Notes. Such Subordinated Indebtedness may be incurred by the Company only if the Company is unable to obtain approval from the appropriate Gaming Authorities for the issuance of preferred stock to a Permitted Holder in respect of payments made under the Completion Guaranty, which preferred stock shall have a redemption date not less than 91 days following the earlier of the maturity or repayment of the Notes and accrue dividends at a rate not in excess of the rate of interest payable on the Notes; and

       (xii) the incurrence by the Company of additional Indebtedness (including, without limitation, Indebtedness under the New Credit Facility) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $5.0 million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    LIENS

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, unless the Notes are secured equally and ratably with (or prior to, in the case of Subordinated Indebtedness) the obligation or liability secured by such Lien.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to

        (i) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries,

        (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or

       (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

    The provisions of the first paragraph of this covenant will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the Issue Date, (b) the New Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such

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
amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, rules or regulations, or any order or ruling by a Governmental Authority or a Gaming Authority, (e) any instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) customary non-assignment provisions in leases, licenses, encumbrances, contracts or similar agreements entered into or acquired in the ordinary course of business, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) on the property so acquired, (h) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary; and (i) Permitted Refinancing Indebtedness, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

    MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless

        (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

        (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

       (iii) immediately after such transaction no Default or Event of Default exists;

        (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, (A) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock" or
    (B) after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company or such Person, as the case may be, shall be at least 1.75 to 1 and greater than the consolidated Fixed Charge Coverage Ratio of the Company prior to giving pro forma effect to such transaction;

        (v) such transactions would not require any Holder of Notes to obtain a Gaming License or be qualified under the laws of any applicable Gaming Jurisdiction, PROVIDED that such Holder would not

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
    have been required to obtain a Gaming License or be qualified under the laws of any applicable Gaming Jurisdiction in the absence of such transactions; and

        (vi) such transactions would not result in a loss of any qualification or any material license of the Company or its Restricted Subsidiaries necessary for any Permitted Business then operated by the Company or its Restricted Subsidiaries.

    Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or Investment in, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") unless:

        (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

        (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing in the United States, or in the event such transaction is a type that investment bankers do not generally render fairness opinions, a valuation or appraisal firm of national standing.

    The foregoing provisions will not apply to the following:

        (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

        (ii) transactions between or among the Company and/or its Restricted Subsidiaries;

       (iii) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments";

        (iv) (A) if no Default or Event of Default shall have occurred and be continuing, the payment of a fee to Peter A. Morton in connection with the rendering of services to or on behalf of the Company pursuant to the Supervisory Agreement and (B) the reimbursement of expenses (including, without limitation, allocated salaries and overhead) incurred by entities controlled by Peter A. Morton in providing support and travel services to the Company and its Restricted Subsidiaries in the ordinary course of business, consistent with past practice;

        (v) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary;

        (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an investment banking firm or valuation or appraisal firm, as the

                                       71
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    case may be, stating that such transaction meets the requirements of clause
    (i) of the preceding paragraph;

       (vii) loans to employees in the ordinary course of business of the Company; PROVIDED that any such loan in excess of $200,000 must be approved by a majority of the disinterested members of the Board of Directors of the Company;

      (viii) transactions contemplated by the Completion Guaranty and the New Credit Facility; and

        (ix) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is no less favorable to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby.

    BUSINESS ACTIVITIES

    The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole. The Company or its Restricted Subsidiaries may not enter into any Gaming Jurisdictions in which the Company or its Restricted Subsidiary is not presently licensed if all of the Holders of the Notes will be required to be licensed, PROVIDED that this sentence shall not prohibit the Company or its Restricted Subsidiary from entering any jurisdiction that does not require the licensing or qualification of all of the Holders of the Notes, but reserves the discretionary right to license or qualify any Holder of Notes.

    SUBSIDIARY GUARANTEES

    The Indenture provides that, prior to incurring any Indebtedness (other than Acquired Indebtedness), a Restricted Subsidiary shall execute a guarantee (a "Subsidiary Guarantee") and deliver an opinion of counsel relating to the enforceability and authorization of such Subsidiary Guarantee in accordance with the terms of the Indenture, pursuant to which such Subsidiary shall become a Guarantor, on a senior subordinated basis (pursuant to subordination provisions substantially similar to those described above under the caption "--Subordination") of the Company's payment obligations under the Notes and the Indenture.

    The Indenture provides that, in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; PROVIDED that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. In addition, the Indenture will provide that, in the event the Board of Directors of the Company designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Guarantee; PROVIDED that such designation is conducted in accordance with the applicable provisions of the Indenture.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS

    The Indenture provides that the Company will not directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company unless such Indebtedness is either (a) PARI PASSU in right of payment with the Notes or (b) subordinate in right of payment to the Notes.

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    PAYMENTS FOR CONSENT

    The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

    REPORTS

    The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods set forth in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of such information and report with the Commission for public availability within the time periods set forth in the Commission's rules and regulations (unless the Commission will not accept such a filing).

EVENTS OF DEFAULT AND REMEDIES

    The Indenture provides that each of the following constitutes an Event of Default; (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Repurchase at the Option of the Holders--Change of Control," "--Repurchase at the Option of the Holders--Asset Sales," "--Certain Covenants--Restricted Payments," "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" or "--Certain Covenants--Merger, Consolidation or Sale of Assets"; (iv) failure by the Company or any of its Restricted Subsidiaries for 45 days after notice by the Trustee or by the Holders of at least 25% of Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness, prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days (net of applicable insurance coverage which is acknowledged in writing by the insurer); (vii) Peter
A. Morton purports to revoke or rescind the Completion Guaranty, or denies in writing his obligations thereunder; (viii) the loss of the legal right to operate any Casino by the Company or any of its Restricted Subsidiaries resulting in a cessation of operations for a period of more than 90 days; (ix) failure by Peter A. Morton to comply with any of his payment obligations in the Completion Guaranty;

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
and (x) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest Liquidated Damages, if any, premium, if any, on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually an officers' certificate regarding compliance with the Indenture, and the Company is required upon becoming aware of any Event of Default, to deliver to the Trustee an officers' certificate specifying such Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance,

        (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

        (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

       (vii) the Company must have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

      (viii) the Company must have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption price of the Notes, (iii) reduce the rate of or change the time for payment of interest on or Liquidated Damages, if any, with respect to any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (vii) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions, however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder

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
of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Redemption at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions that have a fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million or for net cash proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments," (iv) a disposition of cash or Cash Equivalents; (v) a disposition of either obsolete equipment or equipment that is damaged, worn out or otherwise no longer useful in the business; (vi) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; (vii) any sale and leaseback of an asset within 90 days after the completion of construction or acquisition of such asset; and (viii) any surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims of any kind or a grant of any Lien not prohibited by the Indenture shall not be considered an Asset Sale.

    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company,

                                       77
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partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the full faith and credit of the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses
(ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P") and in each case maturing within six months after the date of acquisition, (vi) investment funds investing substantially all of their assets in securities of the types described in clauses (i)-(v) above and (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P.

    "CASINO" means any gaming establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, vessel, barge, ship and equipment.

    "COMPLETION GUARANTY" means the completion guaranty by Peter A. Morton, dated as of March 23, 1998, as such agreement may be amended, modified or supplemented in accordance with the terms thereof.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the sum of, without duplication, the Consolidated Net Income of such Person for such period plus (i) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (ii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, amortization of deferred financing fees, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iii) the product of (a) all cash dividend payments, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local effective tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP, plus (iv) consolidated depreciation, amortization and other non-cash charges of the Person and its Subsidiaries required to be reflected as expenses on the books and records of the Person, minus (v) cash payments with respect to any non-cash charges previously added back pursuant to clause (iv), plus (vi) preopening costs incurred in connection with the Expansion that are required by GAAP to be charged as an expense prior to or upon opening, to the extent that such preopening costs were deducted in computing such Consolidated Net Income. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income

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
to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior government approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded, and (v) all other extraordinary gains and extraordinary losses shall be excluded.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) Indebtedness outstanding under the New Credit Facility and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $25 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature, PROVIDED, HOWEVER, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption "Repurchase at the Option of Holders-- Change of Control" or "Repurchase at the Option of Holders--Asset Sales," as the case may be.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EQUITY OFFERING" means any bona fide underwritten public offering of common stock by the Company other than (i) issuances of Disqualified Stock, (ii) issuances in payment of or to finance the purchase price of an acquisition or
(iii) issuances of common stock pursuant to employee benefit plans of the Company or otherwise as compensation to employees of the Company.

    "EXCLUDED CONTRIBUTIONS" means the net cash proceeds received by the Company from Permitted Holders after the Issue Date and until the completion of the Expansion from contributions to the equity capital of the Company and cash proceeds received as a result of payments under the Completion Guaranty.

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

    "EXPANSION" means the expansion of the Company's hotel casino in Las Vegas, Nevada, including (i) the construction of a new hotel tower, (ii) the addition of new slot machines and table games, (iii) the construction of a new swimming pool, (iv) the addition of new restaurant facilities, (v) an expansion of the size of the retail store located in such hotel casino, (vi) the construction of a new parking facility, (vii) the construction of a new health club and spa and
(viii) the construction of a new nightclub and warehouse facility.

    "FIXED CHARGE COVERAGE RATIO" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period and in the case of revolving credit borrowings, the Fixed Charge Coverage Ratio shall be computed based on the average daily balance of such Indebtedness during the applicable reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date, and (iv) in the case of Indebtedness bearing interest at a floating rate which is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

    "FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs (other than amortization of debt issuance costs related to the Notes and the New Credit Facility) and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or banker's acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments

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on Equity Interests payable solely in Equity Interests (other than Disqualified
Stock) of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local effective tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accounts and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

    "GAMING AUTHORITY" means any Governmental Authority with the power to regulate gaming in any Gaming Jurisdiction, and the corresponding Governmental Authorities with the responsibility to interpret and enforce the laws and regulations applicable to gaming in any Gaming Jurisdiction.

    "GAMING JURISDICTION" means any Federal, state or local jurisdiction in which any entity, in which the Company has a direct or indirect beneficial, legal or voting interest, conducts casino gaming, now or in the future.

    "GAMING LAW" means any law, rule, regulation or ordinance governing gaming activities (including, without limitation, The Riverboat Gambling Act of Illinois, The Louisiana Riverboat Economic Development and Gaming Control Act, the Missouri Riverboat Gaming Act (Mo. Rev. Stat. Section 313.800 et seq.) and the Nevada Gaming Control Act (Nev. Rev. Stat. Section 463.010 et seq.), in each case including all amendments or modifications thereof), any administrative rules or regulations promulgated thereunder, and any of the corresponding statutes, rules and regulations in each Gaming Jurisdiction.

    "GAMING LICENSE" means every license, franchise or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Company or any of its Subsidiaries, including without limitation, all such licenses granted under the Nevada Gaming Control Act, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

    "GOVERNMENTAL AUTHORITY" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, any province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "GUARANTOR" means each Restricted Subsidiary that has executed a Subsidiary Guarantee, and their respective successors and assigns, unless and until released therefrom, in each case in accordance with the applicable provisions of the Indenture.

    "HEDGING OBLIGATIONS" means with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements with respect to Indebtedness that is permitted by the terms of the Indenture and (ii) other agreements or arrangements designed to protect such Person against fluctuation in interest rates or the value of foreign currencies purchased or received by such Person in the ordinary course of business.

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    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such
Person, whether or not contingent, (i) in respect of borrowed money, or (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or reimbursement agreements in respect thereof (other than letters of credit securing obligations not constituting Indebtedness that are issued in the ordinary course of business by a Person to the extent not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit) or bankers' acceptances, or (iii) representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or (iv) representing any Hedging Obligations, in each case if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or such other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of.

    "ISSUE DATE" means March 23, 1998.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "LIQUIDATED DAMAGES" has the meaning given to such term in the Registration Rights Agreement.

    "MAKE-WELL AGREEMENT" means the make-well agreement by Peter A. Morton, dated as of March 23, 1998, as such agreement may be amended, modified or supplemented in accordance with the terms thereof.

    "NET CASH PROCEEDS" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary

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or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NEW CREDIT FACILITY" means that certain credit agreement, dated as of March 23, 1998, by and among the Company and Bank of America National Trust and Savings Association, as administrative agent, and Bear Stearns as co-agent, and the lenders parties thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, extended, restated or refinanced from time to time, whether by the same or any other agent, lender or group of lenders; provided that the total amount of Indebtedness is not thereby increased beyond the amount that may then be incurred at such time pursuant to the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock."

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), as reflected in the express terms of the instrument governing such Indebtedness, or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any Indebtedness (other than the Notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

    "OBLIGATIONS" means any principal, interest, penalties, fees indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED BUSINESS" means the gaming business and other businesses necessary for, incident to, connected with or arising out of the gaming business (including developing and operating lodging, dining and nightclub facilities, sports or entertainment facilities, transportation services, retail operations and other related activities or enterprises and any additions or improvements thereto) or any business that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or in a Restricted Subsidiary; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or
(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) any Investment existing on the Issue Date; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection

                                       83
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with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of the transfer of title with respect to any secured investment in default as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to such secured Investment; (h) Hedging Obligations permitted under the "--Certain Covenants; Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business; (j) other loans and advances to officers, directors and employees in an aggregate amount not to exceed $250,000 outstanding at any time; (k) any guarantees permitted to be made pursuant to the covenant entitled "Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; (l) credit extensions to gaming customers in connection with their gambling activities at facilities of the Company or its Subsidiaries; and (m) other Investments in any Person primarily engaged in a Permitted
Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (m) that are at the time outstanding, not to exceed $2.0 million.

    "PERMITTED LIENS" means (i) Liens on assets of the Company or any of its Subsidiaries securing Senior Indebtedness that was permitted by the terms of the Indenture to be incurred (including pursuant to the New Credit Facility); (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, PROVIDED that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory or regulatory obligations, leases, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; PROVIDED that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary; (x) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; (xi) Liens of carriers, warehousemen, mechanics, landlords, materialmen, repairmen and for crew wages or salvage or other like Liens arising by operation of law in the ordinary course of business and consistent with industry practices and Liens on deposits made to obtain the release of such Liens if (A) the underlying obligations are not overdue for a period of more than 60 days or (B) such Liens are being contested in good faith and by appropriate proceedings by the Company or its Subsidiary and adequate reserves with respect thereto are maintained on the books of the Company or such Subsidiary, as the case may be, in accordance with GAAP; (xii) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or its Subsidiary) or interfere with the ordinary conduct of the business of the Company or such Subsidiary; provided, however, that any such Liens are not incurred in connection with any borrowing of money or any

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
commitment to loan any money or to extend any credit; and (xiii) customary Liens (other than any Lien imposed by ERISA) incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security legislation.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness of the Company or any of its Restricted Subsidiaries; PROVIDED that:(i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith including premiums paid, if any, to the holders thereof); (ii) such Permitted Refinancing Indebtedness has a final maturity date at or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

    "SENIOR INDEBTEDNESS" means (i) the Indebtedness of the Company under the New Credit Facility and (ii) any other Indebtedness of the Company permitted to be incurred by it under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities of the Company arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the New Credit Facility, (4) any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111 (b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the

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original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "SUBORDINATED INDEBTEDNESS" means all Indebtedness of the Company that is subordinated in right of payment to the Notes.

    "SUBORDINATION AGREEMENT" means the Subordination Agreement dated of the date of the Indenture between the Company and Peter A. Morton, relating to the subordination of the fees payable under the Supervisory Agreement.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

    "SUPERVISORY AGREEMENT" means the Amended and Restated Supervisory Agreement dated as of October 21, 1997 between the Company and Peter A. Morton providing for the payment by the Company of a management fee to Peter A. Morton in connection with the rendering of management services to or on behalf of the Company, which obligation of the Company to pay such management fee will be subordinated to the prior payment in full of all obligations with respect to the Notes pursuant to the Subordination Agreement and which obligation is otherwise in lieu of the payment of any other compensation to Peter A. Morton in respect of services rendered to the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing conditions as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock" the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "--Certain Covenants--

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Incurrence of Indebtedness and Issuance of Disqualified Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

    The certificate representing the New Notes will be issued in fully registered global form without interest coupons in minimum denominations of $1,000 principal amount at maturity and integral multiples of $1,000 principal amount at maturity in excess thereof (the "Global Notes"). Except as set forth below, the Global Notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co. ("Cede"), as DTC's nominee in the form of one or more global certificates.

    Except as set forth below, the record ownership of any Global Note may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee. Investors may hold their interests in any of the Global Securities directly through DTC, or indirectly through organizations which are participants in DTC ("Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

    Investors who are not Participants may beneficially own interests in a Global Note held by DTC only through Participants, including certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, and have indirect access to the DTC system ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of any Global Note, Cede for all purposes will be considered the sole Holder of such Global Security. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the Holder thereof.

    Neither the Company nor the Trustee (nor any registrar or paying agent) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of its obligations under the rules and procedures governing, its operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of New Notes only at the direction of one or more Participants whose accounts are credited with DTC interests in a Global Security.

    Global notes, or notes held in street name have created gaming regulatory concern in the past. Privately held gaming licensees must disclose all material information regarding beneficial ownership of the securities of the corporate gaming licensee. Companies registered with the Nevada Commission must render maximum assistance to determine ownership of securities if requested to do so.

    CERTIFICATED SECURITIES. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, certificated securities will be issued in exchange for the Global Notes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    The following summary of certain provisions of the Registration Rights Agreement does not purport to be complete, is subject to and is qualified in its entirety by reference to all the Provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement to which this Prospectus forms a part.

    Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes, of which this Prospectus forms a part. Upon the effectiveness of the Exchange Offer Registration Statement and receipt of the requisite approvals of the Nevada Gaming Authorities, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company within the specified time period that (a) it is prohibited by law or Commission policy from participating in the Exchange Offer or (b) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not available for such resales or (c) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for an New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this Prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

    The Registration Rights Agreement provides that (i) the Company file the Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date, (ii) the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its reasonable best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and
(iv) if obligated to file the Shelf Registration Statement, the Company will use its reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 90 days after such obligation arises (or, if later, 180 days after the Closing Date). If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay damages to each Holder of Old Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such Holder. Such damages, together with damages accrued by the Company pursuant to the next succeeding sentence, are collectively referred to herein as "Liquidated Damages." The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.40 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each interest payment date to the record Holders in the same manner as interest will be payable on the Old Notes. Following the cure or waiver of all Registration Defaults, the accrual of Liquidated Damages will cease.

    A privately held corporate gaming licensee may not make a public offering of any security issued by the corporate gaming licensee. The regulations applicable to public offerings will be applicable to the Exchange Offer. Accordingly, the Company will be required to obtain a waiver of the regulation prohibiting public offerings by corporate gaming licensees. No assurance can be made that such waiver will be obtained.

    Furthermore, registration as a publicly traded company and approvals of a public offering of debt securities requires registration with the Commission. There can be no assurance that the application for approval of the public offering and the regulatory waiver will be approved by the Nevada Gaming Authorities within the 180 day closing period. Additionally, there can be no guarantee that a shelf registration will be approved.

    Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time period set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

    The following is a summary of certain United States Federal income tax consequences associated with the exchange of Old Notes for New Notes and the disposition of the New Notes. This summary is based upon existing United States Federal income tax law, which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States Federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or, except to the extent described below, Non-U.S. Holders (as defined below)) or to persons that hold the Old Notes or will hold the New Notes as a part of a straddle, hedge, or synthetic security transaction for United States Federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary addresses tax consequences only to current holders of Notes and assumes that such holders hold their Old Notes and will hold their New Notes as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). Holders are urged to consult their tax advisors regarding the United States Federal, state, local and foreign income and other tax considerations associated with the exchange of Old Notes for New Notes and the disposition of the New Notes.

    For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Note that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate that is subject to United States Federal income taxation without regard to the source of its income, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a beneficial owner of an Old Note or New Note who is not a U.S. Holder.

U.S. HOLDERS AND NON-U.S. HOLDERS


    There will be no United States Federal income tax consequences to a U.S. Holder or Non-U.S. Holder who exchanges an Old Note for a New Note pursuant to the Exchange Offer and such holder will have the same adjusted basis and holding period in the New Note as it had in the Old Note immediately before the exchange.


U.S. HOLDERS


    DISPOSITION OF NEW NOTES. In general, subject to the market discount rules discussed below, a U.S. Holder of a New Note will recognize capital gain or loss upon the sale, redemption, or other disposition of the New Note in an amount equal to the difference between the amount realized (except to the extent attributable to accrued but unpaid interest) in such disposition and the holder's adjusted tax basis in the New Note. Under recently adopted amendments to the Code, net capital gain (I.E., generally capital gain in excess of capital loss) recognized by an individual holder upon a disposition of a New Note that has been held for more than 12 months will generally be subject to a maximum tax rate of 20% or, in the case of a New Note that has been held for 12 months or less, will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will be subject to tax at the ordinary income tax rates applicable to corporations.


    MARKET DISCOUNT. Holders, other than original purchasers of the Old Notes in the original offering, should be aware that the sale of the New Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a holder of a Note purchased such note, subsequent to the original offering, at a market discount in excess of a statutorily defined DE MINIMIS amount, and thereafter recognizes gain upon a disposition (including a partial redemption) of the New Note received in exchange for such Old Note, the lesser of such gain or the portion of the market discount that accrued while the Old Note and New Note were held by such holder will be treated as ordinary interest income at the time of disposition. The rules also provide that a holder who acquires a Note at a market discount may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such note until the holder disposes of such note in a taxable transaction. If a holder of such a note elects to include market discount in income currently, both of the foregoing rules would not apply.

NON-U.S. HOLDERS

    PAYMENTS OF INTEREST. Interest paid by the Company to Non-U.S. Holders will not be subject to United States Federal income or withholding tax provided that
(i) such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) such holder is not a controlled foreign corporation that is related to the Company through stock ownership, a foreign tax-exempt organization or foreign private foundation for United States Federal income tax purposes, and (iii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading "Owner's Statement Requirement". Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (i) United States Federal income tax on interest that is effectively connected with the conduct of such trade or business and (ii) if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its "effectively connected earnings and profits" as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

    GAIN ON DISPOSITION. A Non-U.S. Holder will generally not be subject to United States Federal income tax on gain recognized on a sale, redemption, or other disposition of a New Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States Federal income tax on a net income basis in the same manner as if such holder were a United States person, if such Non-U.S. Holder is a corporation, such gain may also be subject to the 30% United States branch profits tax described above.

    FEDERAL ESTATE TAXES. A New Note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States Federal estate tax as a result of such individual's death, provided that (i) the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (ii) the interest accrued on the New Note was not effectively connected with a United States trade or business.

    OWNER'S STATEMENT REQUIREMENT. Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a New Note or a securities clearing organization, bank, or other financial institution that holds customer's securities in the ordinary course of its trade or business (a "Financial Institution") and that holds a New Note on behalf of such owner file a statement with the Company or its agent to the effect that the beneficial owner is not a United States person in order to avoid withholding of United States Federal income tax. Under current regulations, this requirement will be satisfied if the Company or its agent receives (i) a statement (an "Owner's Statement") from the beneficial owner of a New Note in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner's name and address or (ii) a statement from the Financial Institution holding the New Note on behalf of the beneficial owner in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner's Statement together with a copy of the Owner's Statement. The beneficial owner must inform the Company or its agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner's Statement.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Current United States Federal income tax law provides that in the case of payments of interest to Non-U.S. Holders, the 31% backup withholding tax will not apply to payments made outside the United States by the Company or a paying agent on a New Note if an Owner's Statement is received or an exemption has otherwise been established; provided in each case that the Company or the paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Under current Treasury Regulations, payments of the proceeds of the sale of a New Note to or through a foreign office of a "broker" will not be subject to backup withholding but will be subject to information reporting if the broker is a United States person or a certain foreign entity with United States connections, unless the broker has in its records documentary evidence that the holder is not a United

States person and certain other conditions are met or the holder otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

    Recently, the Treasury Department has promulgated final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the Final Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The Final Regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of at least 12 months after the date upon which the Registration Statement, of which this Prospectus is a part, is declared effective by the Commission , it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the Expiration Date, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an underwriter" within the meaning or the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of at least 12 months after the date upon which the Registration Statement of which this Prospectus is a part, is declared effective by the Commission, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses in connection with the Exchange Offer and reimburse the Initial Purchasers for the reasonable fees and expenses of counsel for the holders of the Notes. Each holder will pay all expenses of its counsel other than as described in the preceding sentence, transfer taxes, if any, and any commissions or concessions of any brokers or dealers. The Company has agreed in the Registration Rights Agreement to indemnify the holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

    In addition, to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or sold unless they have been registered or qualified for offer and sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under all applicable federal and state securities laws by the time the Registration Statement (of which this Prospectus forms a part) is declared effective by the Commission.

                                 LEGAL MATTERS

    Certain legal matters in connection with the validity issuance and sale of the New Notes will be passed upon for the Company by Gordon & Silver, Ltd., Las Vegas, Nevada.

                                    EXPERTS

    The financial statements of the Company at November 30, 1996 and 1997, and for each of the three years in the period ended November 30, 1997, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             HARD ROCK HOTEL, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Balance Sheets at November 30, 1997 and May 31, 1998 (Unaudited)...........................................     F-2

Unaudited Statements of Operations for the three-months and six-months ended May 31, 1997 and 1998.........     F-3

Unaudited Statements of Cash Flows for the six-months ended May 31, 1997 and 1998..........................     F-4

Notes to Unaudited Financial Statements....................................................................     F-5

Report of Ernst & Young LLP, Independent Auditors..........................................................     F-6

Balance Sheets at November 30, 1996 and 1997...............................................................     F-7

Statements of Operations for the years ended November 30, 1995, 1996 and 1997..............................     F-8

Statements of Shareholders' Equity (Deficit) for the years ended November 30, 1995, 1996 and 1997..........     F-9

Statements of Cash Flows for the years ended November 30, 1995, 1996 and 1997..............................    F-10

Notes to Financial Statements..............................................................................    F-11

                             HARD ROCK HOTEL, INC.

                                 BALANCE SHEETS

                                                                                    NOVEMBER 30,
                                                                                        1997
                                                                                   --------------     MAY 31,
                                                                                                        1998
                                                                                                   --------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................................................  $    4,214,081  $   11,852,421
  Accounts receivable, net of allowance for doubtful accounts of $200,000 at
    November 30, 1997 and $242,000 at May 31, 1998...............................       2,966,562       3,370,615
  Income tax refund receivable...................................................       2,443,041       2,892,041
  Inventories....................................................................       1,065,873       1,026,527
  Prepaid and other current assets...............................................         835,071       1,581,862
  Deferred income taxes..........................................................         733,650         733,650
                                                                                   --------------  --------------
Total current assets.............................................................      12,258,278      21,437,116

Property and equipment, net, at cost.............................................      89,768,576      92,980,025
Other assets.....................................................................       4,634,505       6,168,770
Deferred income taxes............................................................       2,894,386       2,894,386
                                                                                   --------------  --------------
Total assets.....................................................................  $  109,555,745  $  123,480,297
                                                                                   --------------  --------------
                                                                                   --------------  --------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...............................................................  $    2,892,768  $    1,176,514
  Accrued expenses...............................................................       4,462,868       4,738,705
  Interest payable...............................................................          77,187       2,158,333
  Advances due to related party..................................................         470,234        --
  Current obligations under capital leases.......................................         108,325         112,899
  Long-term debt due within one year.............................................       6,000,000        --
                                                                                   --------------  --------------
Total current liabilities........................................................      13,934,195       8,186,451

Deferred income taxes............................................................       3,628,036       3,628,036
Obligations under capital leases.................................................         204,490         149,493
Long-term debt due after one year................................................      99,700,000     120,000,000

Commitments and contingencies....................................................        --              --

Redeemable common stock, no par value............................................          25,000         175,000

Shareholders' equity (deficit)
  Common stock, Class A voting, no par value:
    Authorized shares--40,000
    Issued and outstanding shares--12,000........................................        --              --
  Common stock, Class B non-voting, no par value:
    Authorized shares--160,000
    Issued and outstanding shares--64,023........................................        --              --
  Paid-in capital................................................................       7,508,250       7,508,250
  Retained earnings (accumulated deficit)........................................     (15,444,226)    (16,166,933)
                                                                                   --------------  --------------
Total shareholders' equity (deficit).............................................      (7,935,976)     (8,658,683)
                                                                                   --------------  --------------
Total liabilities and shareholders' equity (deficit).............................  $  109,555,745  $  123,480,297
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.
                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED MAY 31,       SIX MONTHS ENDED MAY 31,
                                                   ------------------------------  ------------------------------
                                                        1997            1998            1997            1998
                                                   --------------  --------------  --------------  --------------
REVENUES:
  Casino.........................................  $    9,355,333  $    9,719,546  $   18,126,126  $   19,781,645
  Lodging........................................       3,485,336       3,486,893       6,497,208       6,580,358
  Food and beverage..............................       4,648,471       5,031,384       8,421,786       9,271,376
  Retail.........................................       3,968,841       3,160,342       7,757,741       6,407,309
  Other income...................................         588,141         670,907         996,260       1,170,442
                                                   --------------  --------------  --------------  --------------
                                                       22,046,122      22,069,072      41,799,121      43,211,130
  Less complimentaries...........................      (1,313,331)     (1,533,934)     (2,722,459)     (3,208,252)
                                                   --------------  --------------  --------------  --------------
Net Revenues.....................................      20,732,791      20,535,138      39,076,662      40,002,878

Costs and expenses:
  Casino.........................................       4,499,637       4,897,276       9,130,504       9,747,585
  Lodging........................................       1,045,216       1,060,432       2,062,279       1,968,477
  Food and beverage..............................       2,768,395       2,884,458       5,212,134       5,412,087
  Retail.........................................       1,790,424       1,481,094       3,635,245       3,019,824
  Other..........................................         252,356         256,449         447,370         436,149
  Marketing......................................         794,098         690,581       1,725,591       2,646,121
  General and administrative.....................       3,831,447       3,321,786       7,451,769       6,426,317
  Depreciation and amortization..................       1,396,320       1,409,593       2,783,066       2,805,410
                                                   --------------  --------------  --------------  --------------
Total costs and expenses.........................      16,377,893      16,001,669      32,447,958      32,461,970
                                                   --------------  --------------  --------------  --------------
Income from operations...........................       4,354,898       4,533,469       6,628,704       7,540,908

Interest and other:
  Interest income (expense), net.................      (1,242,543)     (2,672,370)     (2,451,483)     (5,216,838)
  Other expenses, net............................         (16,478)       --               (21,478)       --
                                                   --------------  --------------  --------------  --------------
                                                       (1,259,021)     (2,672,370)     (2,472,961)     (5,216,838)
                                                   --------------  --------------  --------------  --------------
Income before extraordinary loss and provision
  for income taxes...............................       3,095,877       1,861,099       4,155,743       2,324,070

Income tax provision.............................      (1,110,000)       (670,000)     (1,488,000)       (836,000)
                                                   --------------  --------------  --------------  --------------
Income before extraordinary loss.................       1,985,877       1,191,099       2,667,743       1,488,070
Extraordinary loss--early extinguishment of
  debt--net of taxes.............................        --            (2,210,777)       --            (2,210,777)
                                                   --------------  --------------  --------------  --------------
Net income (loss)................................  $    1,985,877  $   (1,019,678) $    2,667,743  $     (722,707)
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------
Net income (loss) per share......................  $        15.67  $       (13.41) $        21.05  $        (9.51)
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------
Shares used in per share calculation.............         126,705          76,023         126,705          76,023
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                  SIX MONTHS ENDED MAY 31,
                                                                               ------------------------------
                                                                                   1997            1998
                                                                               -------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)............................................................  $   2,667,743  $      (722,707)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization............................................      2,783,066        2,805,410
    Amortization of loan fees and organizational costs.......................        193,680          272,634
    Issuance of common stock as compensation.................................       --                150,000
    Early extinguishment of debt.............................................       --              3,495,777
    Changes in operating assets and liabilities:
      Accounts receivable....................................................       (395,002)        (404,053)
      Income tax refund receivable...........................................        521,125         (449,000)
      Inventories............................................................         16,072           39,346
      Prepaid and other current assets.......................................       (795,040)        (726,791)
      Accounts payable.......................................................       (360,249)      (1,716,254)
      Income tax payable.....................................................     (1,051,047)       --
      Interest payable.......................................................         45,700        2,081,166
      Accrued expenses.......................................................         65,476          353,004
                                                                               -------------  ---------------
Net cash provided by operating activities....................................      3,691,524        5,178,532

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment..........................................     (6,370,186)      (6,016,859)
Change in advances due to related parties....................................        410,994         (470,234)
Decrease (increase) in other assets..........................................        111,128           87,004
                                                                               -------------  ---------------
Net cash used in investing activities........................................     (5,848,064)      (6,400,089)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt...............................................      3,500,000      120,000,000
Incurrence of fees on New Credit Facility and Offering.......................       --             (5,389,680)
Principal payments on long-term debt.........................................     (2,400,000)    (105,700,000)
Payments on capital lease obligations........................................        (49,637)         (50,423)
                                                                               -------------  ---------------
Net cash provided by financing activities....................................      1,050,363        8,859,897
                                                                               -------------  ---------------
Net increase (decrease) in cash and cash equivalents.........................     (1,106,177)       7,638,340
Cash and cash equivalents at beginning of period.............................      7,343,383        4,214,081
                                                                               -------------  ---------------
Cash and cash equivalents at end of period...................................  $   6,237,206  $    11,852,421
                                                                               -------------  ---------------
                                                                               -------------  ---------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                  MAY 31, 1998

1. BASIS OF PRESENTATION

    The accompanying unaudited financial statements of Hard Rock Hotel, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended May 31, 1998 are not necessarily indicative of the results that may be expected for the year ending November 30, 1998. The unaudited interim financial statements contained herein should be read in conjunction with the audited financial statements and footnotes for the year ended November 30, 1997.

2. LONG TERM DEBT

    On March 23, 1998 the Company obtained funding of approximately $115.9 million in net proceeds from the offering of $120 million aggregate principal amount of its 9.25%, Senior Subordinated Notes due in 2005 (the "Notes"). Of this amount, approximately $105.6 million was used to pay off the Company's $120 million credit facility (the "Prior Credit Facility"), entered into in September of 1997, including accrued interest. In addition, on March 23, 1998, the Company secured a revolving line of credit of $67 million under a new credit facility (the "New Credit Facility") through a group of banks for which Bank of America National Trust and Savings Association acts as administrative agent. Borrowings against the line of credit may require repayments beginning in February 2000. In connection with the retirement of the Prior Credit Facility, the Company incurred an extraordinary pre-tax loss resulting from the write-off of $3.5 million in unamortized loan fees and financing cost.

3. COMMITMENTS AND CONTINGENCIES

    As part of the expansion (the "Expansion") of the Hard Rock Hotel & Casino, the Company has signed contracts aggregating approximately $19 million. The total estimated cost of the expansion project is approximately $87 million.

    LEGAL PROCEEDINGS

    On January 5, 1998, Hard Rock Cafe International (USA) Inc. (f/k/a Rank Licensing, Inc.), a subsidiary of Rank, filed an amended complaint in the United States District Court for the Southern District of New York against Peter A. Morton and the Company. The Plaintiff contends that the reservation and use by Mr. Morton and the Company of the internet domain names "hardrock.com" and "hardrockhotel.com" (the "Domain Names"), and the use of certain marks and logos (the "Logos") in, and in connection with merchandise offered on, internet websites operated under the Domain Names, violate terms of certain agreements with Mr. Morton and federal and state trademark and unfair competition law. The Plaintiff seeks an injunction against the use of the Domain Names and Logos by Mr. Morton and the Company, an order requiring Mr. Morton and the Company to assign the Domain Names to the Plaintiff, and over $100 million in damages. During the course of litigation, Mr. Morton and the Company transferred the domain name "hardrock.com" to the Plaintiff. Trial of this matter has concluded, and the Company is awaiting a verdict. Management believes the outcome of such litigation will not have a material adverse effect on the Company, although there can be no assurance of the outcome of the lawsuit. Revenues from sales of merchandise over the internet for fiscal year 1997 were less than $150,000.

    Additionally, the Company is a defendant in various lawsuits relating to routine matters incidental to its business. Management does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on the Company.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Hard Rock Hotel, Inc.

    We have audited the accompanying balance sheets of Hard Rock Hotel, Inc. as of November 30, 1996 and 1997, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hard Rock Hotel, Inc. at November 30, 1996 and 1997, and the result of its operations and its cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

                                                    ERNST & YOUNG LLP

Reno, Nevada
December 23, 1997

                             HARD ROCK HOTEL, INC.

                                 BALANCE SHEETS

                                                                                            NOVEMBER 30,
                                                                                   ------------------------------
                                                                                        1996            1997
                                                                                   --------------  --------------
ASSETS
Current assets:
  Cash and cash equivalents......................................................  $    5,958,284  $    4,214,081
  Accounts receivable, net of allowance for doubtful accounts of $350,000 in 1996
    and $200,000 in 1997.........................................................       2,672,411       2,966,562
  Income tax refund receivable...................................................        --             2,443,041
  Inventories....................................................................       1,028,680       1,065,873
  Prepaid and other current assets...............................................         811,052         835,071
  Deferred income taxes..........................................................         824,041         733,650
                                                                                   --------------  --------------
Total current assets.............................................................      11,294,468      12,258,278

Property and equipment, net, at cost.............................................      93,026,107      89,768,576
Other assets.....................................................................       2,468,297       4,634,505
Deferred income taxes............................................................       2,255,000       2,894,386
                                                                                   --------------  --------------
Total assets.....................................................................  $  109,043,872  $  109,555,745
                                                                                   --------------  --------------
                                                                                   --------------  --------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...............................................................  $    1,958,739  $    2,892,768
  Accrued expenses...............................................................       4,681,933       4,462,868
  Income taxes payable...........................................................         869,401        --
  Advances due to related party..................................................         286,720         470,234
  Current obligations under capital leases.......................................         102,025         108,325
  Current obligations on property to be developed................................       3,354,201        --
  Long-term debt due within one year.............................................       5,100,000       6,000,000
                                                                                   --------------  --------------
Total current liabilities........................................................      16,353,019      13,934,195

Deferred income taxes............................................................       2,816,000       3,628,036
Obligations under capital leases.................................................         312,820         204,490
Long-term obligations on property to be developed................................       3,500,000        --
Long-term debt due after one year................................................      55,300,000      99,700,000

Commitments and contingencies (NOTE 9)...........................................

Redeemable common stock, no par value (NOTE 11)..................................        --                25,000

Shareholders' equity (deficit):
  Common stock, Class A voting, no par value:
    Authorized shares--40,000
    Issued and outstanding shares--20,000 in 1996; 12,000 in 1997................        --              --
  Common stock, Class B non-voting, no par value:
    Authorized shares--160,000
    Issued and outstanding shares--106,705 in 1996; 64,023 in 1997...............        --              --
  Paid-in capital................................................................      28,717,250       7,508,250
  Retained earnings (accumulated deficit)........................................       2,044,783     (15,444,226)
                                                                                   --------------  --------------
Total shareholders' equity (deficit).............................................      30,762,033      (7,935,976)
                                                                                   --------------  --------------
Total liabilities and shareholders' equity (deficit).............................  $  109,043,872  $  109,555,745
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                            STATEMENTS OF OPERATIONS

                                                                               YEARS ENDED NOVEMBER 30,
                                                                     --------------------------------------------
                                                                         1995           1996            1997
                                                                     -------------  -------------  --------------
Revenues:
  Casino...........................................................  $  26,261,832  $  36,560,422  $   35,394,705
  Lodging..........................................................      7,845,089     12,256,687      12,919,081
  Food and beverage................................................     10,060,911     15,003,133      16,704,645
  Retail...........................................................     13,983,844     17,336,352      15,404,467
  Other income.....................................................      1,290,535      1,901,256       2,075,603
                                                                     -------------  -------------  --------------
                                                                        59,442,211     83,057,850      82,498,501
  Less complimentaries.............................................     (3,704,082)    (5,768,697)     (5,450,065)
                                                                     -------------  -------------  --------------
Net revenues.......................................................     55,738,129     77,289,153      77,048,436

Costs and expenses:
  Casino...........................................................     12,398,732     18,158,298      17,920,669
  Lodging..........................................................      3,071,139      4,111,646       4,148,942
  Food and beverage................................................      6,877,024     10,117,756      10,360,347
  Retail...........................................................      6,325,369      7,869,189       7,102,229
  Other............................................................        820,827        949,352         942,920
  Marketing........................................................      4,686,217      2,974,547       3,173,822
  General and administrative, including $414,000 in non-recurring
    financing fees in 1997.........................................     10,647,443     14,922,228      15,140,052
  Depreciation and amortization....................................      3,869,817      5,523,149       5,503,071
  Pre-opening expenses.............................................      4,941,829       --              --
  Charge for termination of Management
    Agreement (NOTE 5).............................................       --             --            24,715,000
                                                                     -------------  -------------  --------------
Total costs and expenses...........................................     53,638,397     64,626,165      89,007,052
                                                                     -------------  -------------  --------------
Income (loss) from operations......................................      2,099,732     12,662,988     (11,958,616)

Interest and other:
  Interest income (expense), net...................................     (4,929,728)    (5,616,600)     (5,585,280)
  Other expenses, net..............................................         (8,014)       (54,612)        (31,763)
                                                                     -------------  -------------  --------------
                                                                        (4,937,742)    (5,671,212)     (5,617,043)
                                                                     -------------  -------------  --------------
Income (loss) before extraordinary loss and provision (benefit) for
  income taxes.....................................................     (2,838,010)     6,991,776     (17,575,659)

Provision (benefit) for income taxes...............................       (857,400)     2,525,000      (1,168,000)
                                                                     -------------  -------------  --------------
Income (loss) before extraordinary loss............................     (1,980,610)     4,466,776     (16,407,659)
Extraordinary loss--early extinguishment of debt (NOTE 3)..........       --             --            (1,081,350)
                                                                     -------------  -------------  --------------
Net income (loss)..................................................  $  (1,980,610) $   4,466,776  $  (17,489,009)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Basic earnings (loss) per share....................................  $      (15.98) $       35.25  $      (143.84)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Diluted earnings (loss) per share..................................  $      (15.98) $       35.25  $      (143.84)
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Shares used in calculating basic earnings (loss) per share.........        123,965        126,705         121,586
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Shares used in calculating diluted earnings (loss) per share.......        123,965        126,705         121,586
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                      CLASS A               CLASS B                                             TOTAL
                                    COMMON STOCK          COMMON STOCK                         RETAINED     SHAREHOLDERS'
                                --------------------  --------------------     PAID-IN         EARNINGS         EQUITY
                                 SHARES     AMOUNT     SHARES     AMOUNT       CAPITAL        (DEFICIT)       (DEFICIT)
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------
Balances at November 30,
  1994........................     20,000  $  --         84,480  $  --      $   18,716,000  $     (441,383) $   18,274,617
Net loss......................     --         --         --         --            --            (1,980,610)     (1,980,610)
Issuance of Class B common
  stock.......................     --         --         22,225     --          10,001,250        --            10,001,250
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------
Balances at November 30,
  1995........................     20,000     --        106,705     --          28,717,250      (2,421,993)     26,295,257
Net income....................     --         --         --         --            --             4,466,776       4,466,776
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------
Balances at November 30,
  1996........................     20,000     --        106,705     --          28,717,250       2,044,783      30,762,033
Net loss......................     --         --         --         --            --           (17,489,009)    (17,489,009)
Charge to paid-in
  capital--Buyout Agreement
  (NOTE 5)....................     (8,000)    --        (42,682)    --         (21,209,000)       --           (21,209,000)
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------
Balances at November 30,
  1997........................     12,000  $  --         64,023  $  --      $    7,508,250  $  (15,444,226) $   (7,935,976)
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------
                                ---------  ---------  ---------  ---------  --------------  --------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                            STATEMENTS OF CASH FLOWS

                                                                              YEARS ENDED NOVEMBER 30,
                                                                    ---------------------------------------------
                                                                         1995           1996            1997
                                                                    --------------  -------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).................................................  $   (1,980,610) $   4,466,776  $  (17,489,009)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Depreciation and amortization.................................       3,869,817      5,523,149       5,503,071
    Amortization of loan fees and organization costs..............         351,628        447,702         370,762
    Early extinguishment of debt..................................        --             --             1,081,350
    Gain on sale of property and equipment........................        --             --               (35,834)
    Deferred income taxes.........................................      (1,152,088)       889,047         263,041
    Changes in operating assets and liabilities:
      Accounts receivable.........................................      (1,647,883)    (1,024,528)       (294,151)
      Income tax refund receivable................................        --             --            (2,443,041)
      Inventories.................................................      (1,041,447)        12,767         (37,193)
      Prepaid and other current assets............................        (718,116)        (9,847)        (24,019)
      Accounts payable............................................         952,199         (1,384)        934,029
      Accrued expenses............................................       5,083,211       (617,140)       (219,065)
      Income taxes payable........................................         281,188        588,213        (869,401)
                                                                    --------------  -------------  --------------
Net cash provided by (used in) operating activities...............       3,997,899     10,274,755     (13,259,460)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment...............................     (39,117,654)    (4,005,685)     (2,556,657)
Proceeds from sale of property and equipment......................        --             --               346,951
Change in advances due to related parties.........................         (35,052)      (327,046)        183,514
Change in construction related payables...........................      (8,280,984)      --              --
Decrease (increase) in other assets...............................        (784,686)       473,168          57,652
                                                                    --------------  -------------  --------------
Net cash used in investing activities.............................     (48,218,376)    (3,859,563)     (1,968,540)

CASH FLOWS FROM FINANCING ACTIVITIES
Charges to paid-in capital related to Buyout Agreement............        --             --           (21,209,000)
Incurrence of loan fees on Existing Credit Facility...............        --             --            (3,675,972)
Proceeds from issuance of debt....................................      38,014,098        500,000     105,700,000
Payment of obligations on property to be developed................        --             --            (6,854,201)
Principal payments on long-term debt..............................      (1,100,000)    (4,500,000)    (60,400,000)
Payments on capital lease obligations.............................        (119,961)       (90,502)       (102,030)
Proceeds from issuance of stock...................................      10,001,250       --              --
Issuance of common stock as compensation..........................        --             --                25,000
                                                                    --------------  -------------  --------------
Net cash provided by (used in) financing activities...............      46,795,387     (4,090,502)     13,483,797
                                                                    --------------  -------------  --------------
Net increase (decrease) in cash and cash equivalents..............       2,574,910      2,324,690      (1,744,203)
Cash and cash equivalents at beginning of year....................       1,058,684      3,633,594       5,958,284
                                                                    --------------  -------------  --------------
Cash and cash equivalents at end of year..........................  $    3,633,594  $   5,958,284  $    4,214,081
                                                                    --------------  -------------  --------------
                                                                    --------------  -------------  --------------

                            See accompanying notes.

                             HARD ROCK HOTEL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                        NOVEMBER 30, 1995, 1996 AND 1997

1. ACCOUNTING POLICIES

    BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Hard Rock Hotel, Inc. (the "Company"), a Nevada corporation incorporated on August 30, 1993, operates a hotel-casino in Las Vegas, Nevada. The Company was formed as a joint venture between Lily Pond Investments, Inc. ("Lily Pond"), a Nevada corporation wholly owned by Peter Morton, and Harveys Casino Resorts ("Harveys"), a Nevada corporation. Mr. Morton granted a sublicense to the Company, pursuant to which the Company holds the exclusive right to use the "Hard Rock Hotel" trademark for the Company's operations in Las Vegas. During 1997, the Company redeemed all of Harveys outstanding common stock in the Company (Note 5).

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand and in banks and interest bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents are carried at cost which approximates market. The Company maintains the majority of its cash and cash equivalents in one financial institution. During the years ended November 30, 1995, 1996 and 1997, the Company paid interest of approximately $5,020,000 (net of $1,212,000 capitalized), $5,358,000, and $5,230,000, respectively, and income taxes of approximately $13,000, $1,050,000, and $2,025,000, respectively.

    During the year ended November 30, 1995, the Company entered into non-cash financing activities whereby capital lease obligations were incurred for new equipment amounting to approximately $470,000. During the year ended November 30, 1996, the Company entered into non-cash investing activities whereby they purchased property for future expansion (Note 6) in the amount of approximately $6,354,000.

    CONCENTRATIONS OF CREDIT RISK

    Substantially all of the Company's accounts receivable are unsecured and are due primarily from the Company's hotel and casino patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance, and believes that they have adequately provided for uncollectible receivables in the Company's allowance for doubtful accounts.

    INVENTORIES

    Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.

    PRE-OPENING COSTS AND EXPENSES

    Pre-opening costs and expenses associated with the acquisition, development, and opening of the resort were capitalized and subsequently charged to expense when the resort opened for business on March 9, 1995.

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

1. ACCOUNTING POLICIES (CONTINUED)
    DEPRECIATION AND AMORTIZATION

    Depreciation of buildings and improvements, equipment, furniture and fixtures, and memorabilia is provided on the straight-line method over the estimated useful lives of the respective assets which range from five to 45 years.

    ADVERTISING COSTS

    The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of grand opening and pre-opening) for the years ended November 30, 1995, 1996, and 1997 amounted to approximately $626,000, $758,000, and $788,000, respectively. These expenses are included in marketing expenses in the accompanying statements of operations.

    INCOME TAXES

    Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and non-current amounts based on the classification of the related assets and liabilities for financial reporting purposes.

    CASINO REVENUES AND COMPLIMENTARIES

    In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues in the accompanying statements of operations exclude the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows:

                                                              YEARS ENDED NOVEMBER 30,
                                                      ----------------------------------------
                                                          1995          1996          1997
                                                      ------------  ------------  ------------
Food and beverage...................................  $  1,900,006  $  2,593,171  $  2,415,203
Lodging.............................................       452,921       819,497       838,617
Other...............................................        91,231       195,930       122,371
                                                      ------------  ------------  ------------
Total costs allocated to casino operating costs.....  $  2,444,158  $  3,608,598  $  3,376,191
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    LONG-LIVED ASSETS

    The Company has adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

1. ACCOUNTING POLICIES (CONTINUED)
Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires impairment losses to be recognized for long-lived assets and identifiable intangibles used in operations when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the asset's carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

    EARNINGS PER SHARE

    The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." This Statement establishes standards for computing and presenting both basic and diluted earnings per share and applies to entities that are publicly held.

    NEW ACCOUNTING PRONOUNCEMENT

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." The Statement established new rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This Statement is effective for fiscal years beginning after December 15, 1997. Management of the Company does not believe this Statement will have a material impact on the financial statements of the Company.

    FINANCIAL INSTRUMENTS

    The carrying values of the Company's borrowings from banks (Note 7) and obligations on property to be developed (Note 6) approximate their fair value at November 30, 1996 and 1997, based on current incremental borrowing rates for similar types of borrowing arrangements.

    RECLASSIFICATIONS

    Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

2. INVENTORIES

    Inventories consist of the following:

                                                                           NOVEMBER 30,
                                                                    --------------------------
                                                                        1996          1997
                                                                    ------------  ------------
Retail merchandise................................................  $    649,883  $    675,005
Restaurants and bars..............................................       255,387       243,193
Operating supplies................................................       123,410       147,675
                                                                    ------------  ------------
                                                                    $  1,028,680  $  1,065,873
                                                                    ------------  ------------
                                                                    ------------  ------------

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

3. OTHER ASSETS

    Other assets consist of the following:

                                                                                               NOVEMBER 30,
                                                                                        --------------------------
                                                                                            1996          1997
                                                                                        ------------  ------------
Unamortized loan fees and financing costs on the Existing Credit Facility (Note 7),
  net of accumulated amortization of $36,039 in 1997..................................  $    --       $  3,639,933
Unamortized loan fees and financing costs on the Old Credit Facility (Note 7), net of
  accumulated amortization of $713,485 in 1996 and $1,015,157 in 1997 (see below).....     1,383,022       --
Organization costs, net of accumulated amortization of $102,264 in 1996 and $135,315
  in 1997.............................................................................       170,528       156,008
Prepaid gaming taxes..................................................................       389,076       367,404
China, glassware, utensils, linens, and other supplies................................       525,671       471,160
                                                                                        ------------  ------------
                                                                                        $  2,468,297  $  4,634,505
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Loan fees and other financing costs are being amortized over the life of the respective loans. Organization costs are being amortized over a period of five years. Base stocks of china, glassware, utensils and linens are being amortized using the straight-line method over three years to 25% of original cost, with replacements expensed at the time of purchase.

    In connection with the execution of the Existing Credit Facility, the Company's Old Credit Facility was paid in its entirety in October 1997 (Note 7). In connection with this early retirement, the Company wrote-off approximately $1,081,000 in unamortized loan fee costs in October 1997, which amounts were recorded as an extraordinary loss in the accompanying statements of operations for the year ended November 30, 1997.

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                        NOVEMBER 30,
                                                               ------------------------------
                                                                    1996            1997
                                                               --------------  --------------
Land.........................................................  $   12,380,272  $   21,015,060
Buildings and improvements...................................      65,514,502      65,593,316
Equipment, furniture and fixtures............................      13,341,197      14,202,857
Memorabilia..................................................       2,174,792       2,200,608
Construction in progress.....................................         303,328       1,256,112
Property to be developed (Note 6)............................       8,559,952        --
                                                               --------------  --------------
                                                                  102,274,043     104,267,953
Less accumulated depreciation and amortization...............      (9,247,936)    (14,499,377)
                                                               --------------  --------------
                                                               $   93,026,107  $   89,768,576
                                                               --------------  --------------
                                                               --------------  --------------

    Construction in progress relates to several existing property improvement projects in progress at November 30, 1997.

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

5. AGREEMENTS WITH RELATED PARTIES


    In July 1997, the Company and Lily Pond entered into a Stock Purchase and Management Buyout Agreement (the "Buyout Agreement") with Harveys to terminate the existing Management Agreement between Harveys and the Company (below). This Buyout Agreement became effective October 24, 1997. Under the terms of the Buyout Agreement, the Company purchased from Harveys its 40% share of the outstanding common stock of the Company and its rights under the Management Agreement. In consideration for this buyout, the Company paid $45,000,000 in cash to Harveys. Of the $45 million, the amounts charged to paid-in capital and to expense followed the amounts negotiated and agreed to by the parties as reflecting the market values associated with each component of the Buyout Agreement.


    The Company accounted for this transaction in their November 30, 1997 financial statements with a charge to paid-in capital ($21,209,000), and a charge to expense for the termination of the Management Agreement in the amount of $24,715,000. These amounts include transaction costs aggregating approximately $924,000.

    The twenty-five year Management Agreement with Harveys provided for the procurement of certain management services related to the design, construction, maintenance, and continued management of the Company. As part of this agreement, the Company paid Harveys a base management fee equal to four percent of annual gross revenues, as defined, net of complimentaries for each fiscal year. In addition, Harveys was entitled to an incentive fee of up to two percent of annual gross revenues, net of complimentaries, upon exceeding certain return on investment targets as defined in the Management Agreement. Total management fees expenses for these services amounted to approximately $2,247,000, $3,075,000, and $2,776,000 for the years ended November 30, 1995, 1996, and 1997, respectively. Total incentive fees expenses for these services amounted to approximately $84,000, $239,000, and $65,000 for the years ended November 30, 1995, 1996 and 1997, respectively. These expenses are included in general and administrative expenses in the accompanying statements of operations. The unpaid amounts at November 30, 1996 and 1997 ($542,000 and $0, respectively), are included in accrued expenses in the accompanying balance sheets.

    As discussed above, the Management Agreement was terminated during 1997 in connection with the Buyout Agreement.

    The Company entered into a twenty-five year Amended and Restated Supervisory Agreement with Peter A. Morton, which provides for the supervision of the development, improvement, operation, and maintenance of the Company through 2022. As part of this agreement, the Company pays to Morton a supervisory fee equal to two percent of annual gross revenues (as defined) net of complimentaries for each fiscal year. Total supervisory fee expenses for these services for the years ended November 30, 1995, 1996 and 1997 amounted to approximately $1,123,000, $1,537,000, and $1,556,000, respectively. These expenses are included in general and administrative expenses in the accompanying statements of operations. The unpaid amounts at November 30, 1996 and 1997 ($127,000 and $140,000, respectively), are included in accrued expenses in the accompanying balance sheets.

    In December 1993, upon the funding of the Old Credit Facility (Note 7), all rights and benefits accorded to the above two related parties were transferred to the agent bank in the event of default on the loan by the Company.

    In connection with its management of the resort, Harveys provides all employees for the Company through one of its subsidiaries, Harveys L.V. Management Company, Inc. (LVMC). The LVMC employees' compensation, including benefits, are paid directly by the Company. Harveys also provides certain

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

5. AGREEMENTS WITH RELATED PARTIES (CONTINUED) administrative functions to the Company, including corporate information systems, internal audit, and group medical claims administration, and charges the Company for these services based upon allocations of time spent and costs incurred. These charges are included in the accompanying statements of operations and amounted to approximately $1,147,000, $324,000, and $367,000 for the years ended November 30, 1995, 1996 and 1997, respectively. The Company has received advances from Harveys for use in the payment of various costs and expenses. These advances are repaid on a periodic basis. Amounts owing to Harveys related to these advances and costs at November 30, 1996 and 1997, included on the accompanying balance sheets, aggregated approximately $287,000 and $470,000, respectively.

    Entities controlled by Peter Morton have provided additional technical support services for the development, opening and ongoing improvement and operation of the casino. These expenses aggregated approximately $924,000, $225,000 and $281,000 for the years ended November 30, 1995, 1996 and 1997, respectively, and are included in the accompanying statements of operations.

6. PROPERTY TO BE DEVELOPED

    In July 1996, the Company entered into an exchange agreement whereby the Company acquired property, developed and constructed a retail outlet on that property, and exchanged it for land and a retail outlet adjacent to the Company's existing hotel. After the exchange, which occurred in May 1997, the Company demolished the acquired retail outlet to allow for a planned expansion of its existing facilities. The cost of this transaction was approximately $8.6 million, of which $5,100,000 was expended prior to the exchange to acquire, develop and construct the new retail outlet. The remaining cost consisted of a $3.5 million promissory note payable to the seller, due in April 2000, with interest payable at a rate of 7.5%. This note was classified as a long-term liability at November 30, 1996 on the accompanying balance sheets. In connection with the execution of the Existing Credit Facility, this note, along with accrued interest, was paid in its entirety in 1997 (Note 7).

    The cost of the acquisition was capitalized and recorded as property to be developed and included in property and equipment on the accompanying balance sheet at November 30, 1996. During 1997, upon completion of this project, this asset was reclassified into land (Note 4). To finance this transaction, the Company executed two lines of credit with Lily Pond and Harveys which allowed the Company to borrow up to an aggregate of $8.5 million, with interest tied to the Company's borrowing rate on the Old Credit Facility (Note 7). At November 30, 1996, the Company had outstanding borrowings of $500,000 on these lines, which amount was included with current obligations on property to be developed and classified as a current liability on the accompanying balance sheets. In connection with the execution of the Existing Credit Facility as discussed in
Note 7, these lines of credit, along with accrued interest, were paid in their entirety in 1997 and the lines were terminated.

7. LONG-TERM DEBT

    In September 1997, the Company entered into a $120,000,000 credit agreement (the "Existing Credit Facility") with a consortium of banks for the purpose of financing the Buyout Agreement (Note 5) and retire existing debt (see below). The Existing Credit Facility consists of promissory notes aggregating $100,000,000 and a $20,000,000 revolving line of credit facility. Interest on the promissory notes and the line of credit accrues on all individual borrowings at an interest rate determined at the option of the Company, at either the LIBOR Index plus an applicable margin (not to exceed 3.5% and aggregating 9.188% at November 30, 1997), or the Alternate Base Rate, defined as the higher of the Federal Funds

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

7. LONG-TERM DEBT (CONTINUED)

Rate plus .5%, or the prime rate, plus an applicable margin (not to exceed 2.5%, and aggregating 11% at November 30, 1997). These margins are dependent upon the Company's total debt to EBITDA ratio, as defined. Interest accrued on the promissory notes is due and payable quarterly up to the maturity dates of the notes, which mature between 2003 and 2006. Principal is due and payable in 34 successive quarterly installments up to the maturity dates, at which time all remaining amounts then owing are due in full. Interest and principal under the line of credit are due and payable in June 2002, the specified maturity date of the line.

    Following are the scheduled principal reductions of the Existing Credit Facility by fiscal year of the Company as of November 30, 1997:

1998..........................................................  $ 6,000,000
1999..........................................................    6,000,000
2000..........................................................    8,000,000
2001..........................................................    9,000,000
2002..........................................................   15,700,000
Thereafter....................................................   61,000,000
                                                                -----------
                                                                $105,700,000
                                                                -----------
                                                                -----------

    These funds consist of borrowings made on the promissory notes in the amount of $100,000,000 and borrowings made on the line of credit in the amount of $5,700,000, and were used principally to fund the Buyout Agreement ($45,000,000) as discussed in Note 5, pay principal and interest ($55,593,000) relating to the Old Credit Facility, and pay principal and interest ($3,612,000) relating to the promissory note on property to be developed as discussed in Note 6.

    The Existing Credit Facility is secured by substantially all of the Company's property at the Las Vegas site. Under the Existing Credit Facility, the Company is required to maintain certain debt to EBITDA ratios and debt service coverage ratios, as defined. The Existing Credit Facility also imposes certain limitations on capital expenditures, investments, payment of dividends, and incurrence of additional indebtedness.

    Long-term debt at November 30, 1996 consisted of a $66,000,000 reducing revolving credit agreement (the "Old Credit Facility") with a consortium of banks, with interest at the LIBOR Index plus 2.25% (aggregating 7.875% at November 30, 1996). Interest accrued on all individual borrowings at an interest rate determined at the option of the Company, of either the LIBOR Index plus an applicable margin (not to exceed 2.5%), or the agent bank's prime rate plus an applicable margin (not to exceed 1%). These margins were dependent upon the Company's funded debt to EBITDA ratio, as defined. Interest accrued was due and payable monthly up to the maturity date of the loan, November 9, 2000. Principal was due and payable in twenty successive quarterly installments up to the maturity date, at which time all amounts then owing under the Old Credit Facility were due in full.

    The Old Credit Facility was secured by substantially all of the Company's property at the Las Vegas site. Under the Old Credit Facility, the Company was required to maintain minimum net worth levels, debt to EBITDA ratios, and debt service coverage ratios, as defined. The Old Credit Facility also imposed

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

7. LONG-TERM DEBT (CONTINUED)
certain limitations on capital expenditures, investments, advances to related enterprises, payment of dividends, and incurrence of additional indebtedness.

    In connection the execution of the Existing Credit Facility, the Old Credit Facility was canceled and all outstanding principal and interest were paid in their entirety in 1997.

8. INCOME TAXES

    The provision (benefit) for income taxes presented in the accompanying statements of operations consists of the following:

                                                             YEARS ENDED NOVEMBER 30,
                                                    ------------------------------------------
                                                        1995           1996          1997
                                                    -------------  ------------  -------------
Current...........................................  $     294,688  $  1,635,953  $    (905,000)
Deferred..........................................     (1,152,088)      889,047       (263,000)
                                                    -------------  ------------  -------------
                                                    $    (857,400) $  2,525,000  $  (1,168,000)
                                                    -------------  ------------  -------------
                                                    -------------  ------------  -------------

    The difference between the Company's provision (benefit) for income taxes as presented in the accompanying statements of operations and the provision (benefit) for income taxes computed at the federal statutory rate is comprised of the items shown in the following table as a percentage of income (loss) before income taxes:

                                                                        YEARS ENDED NOVEMBER 30,
                                                                     -------------------------------
                                                                       1995       1996       1997
                                                                     ---------  ---------  ---------
Income tax provision (benefit) at the statutory rate...............      (34.0%)      34.0%     (34.0%)
Nondeductible meals and entertainment..............................        4.0        2.5         .8
Valuation allowance................................................     --         --           26.9
Other, net.........................................................       (.2)       (.4)     --
                                                                     ---------  ---------  ---------
                                                                         (30.2%)      36.1%      (6.3%)
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

8. INCOME TAXES (CONTINUED)
    The significant components of the deferred income tax assets and liabilities included in the accompanying balance sheets are as follows:

                                                                          NOVEMBER 30,
                                                                   ---------------------------
                                                                       1996          1997
                                                                   ------------  -------------
Deferred income tax assets:

  Preopening costs, net of amortization..........................  $  1,200,000  $     831,000
  Accrued expenses...............................................       675,000        631,000
  Net operating loss carryforwards...............................       --           6,922,000
  Alternative minimum tax credit carryforwards...................     1,424,000        475,000
                                                                   ------------  -------------
                                                                      3,299,000      8,859,000
Less: valuation allowance........................................       --          (5,011,000)
                                                                   ------------  -------------
Total deferred income tax assets.................................     3,299,000      3,848,000

Deferred income tax liabilities:
  Depreciation and amortization..................................     2,703,000      3,469,000
  Prepaid expenses...............................................       220,000        220,000
  Other..........................................................       113,000        159,000
                                                                   ------------  -------------
Total deferred income tax liabilities............................     3,036,000      3,848,000
                                                                   ------------  -------------
Net deferred income tax asset....................................  $    263,000  $    --
                                                                   ------------  -------------
                                                                   ------------  -------------

    A valuation allowance has been established due to the Company's accumulated losses as of November 30, 1997. The Company has an operating loss carryforward of approximately $20 million to reduce future taxable income, which will expire in 2012.

9. COMMITMENTS AND CONTINGENCIES

    LEGAL PROCEEDINGS

    A complaint has been filed in the United States District Court against the Company and Mr. Morton involving the rights to the use of the Hard Rock name, marks, and logos on the internet. The plaintiff is seeking monetary damages and has sought an injunction against the use of the Hard Rock name and logos and an order requiring Mr. Morton and the Company to assign the name to the plaintiff. Management of the Company believes that this lawsuit is without merit and intends to defend vigorously the allegation in this complaint, and believes that the outcome of this litigation will not have a material adverse effect on the Company.

    LEASES

    The Company leases certain equipment under leases classified as either capital or operating leases.

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    CAPITAL LEASES

    Future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of November 30, 1997 are as follows:

1998.............................................................  $ 137,258
1999.............................................................    120,533
2000.............................................................     97,920
                                                                   ---------
Minimum lease payments...........................................    355,711
Less amount representing interest................................    (42,896)
                                                                   ---------
Present value of minimum lease payments..........................    312,815
Less amount due within one year..................................   (108,325)
                                                                   ---------
Amount due after one year........................................  $ 204,490
                                                                   ---------
                                                                   ---------

    OPERATING LEASES

    The Company leases equipment under operating leases expiring through 1999. Future minimum rental payments under these operating leases by fiscal year of the Company are as follows:

1998...............................................................  $  45,000
1999...............................................................     42,000
2000...............................................................      6,000
                                                                     ---------
                                                                     $  93,000
                                                                     ---------
                                                                     ---------

    Total rental expense was approximately $171,000, $325,000, and $297,000 during the years ended November 30, 1995, 1996 and 1997, respectively, and is included in general and administrative expenses in the accompanying statements of operations.

    SELF-INSURANCE

    The Company is included with Harveys and certain of its subsidiaries (the Group) under a plan of partial self-insurance for medical coverage for substantially all full-time employees and their dependents. The Group carries stop loss insurance for claims exceeding $125,000 per individual. The Group is also self-insured for workers' compensation claims up to an annual stop loss of $300,000 per claim. Under the terms of the Buyout Agreement (Note 5), the Company continued to be covered under the Group's medical plan through December 1997, and will reimburse Harveys for all claims costs incurred. The Company has adopted their own plan of self-insurance for workers' compensation claims, effective November 1, 1997, up to an annual stop loss of $300,000 per claim. Management has established reserves they consider adequate to cover estimated future payments on claims incurred by the Company through November 30, 1997.

10. EMPLOYEE BENEFIT PLANS

    The Company maintains a discretionary cash incentive bonus plan available to eligible employees, based upon individual and company-wide goals that are established by management and the Board of

                             HARD ROCK HOTEL, INC.

                        NOVEMBER 30, 1995, 1996 AND 1997

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
Directors of the Company on an annual basis. During the years ended November 30, 1995, 1996 and 1997, the Company recorded approximately $427,000, $336,000 and $494,000, respectively, for these bonuses, which are included in the accompanying statements of operations.

    The Company maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed one year of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 20% of their annual compensation. The Company, at its discretion, will match 50% of the first 6% of compensation contributed by employees. During the years ended November 30, 1995, 1996 and 1997, the Company recorded approximately $21,000, $191,000 and $356,000, respectively, for its portion of plan contributions, which are included in the accompanying statement of operations.

11. ISSUANCE OF COMMON STOCK AS COMPENSATION

    In October 1997, the Company, Lily Pond, and an employee of the Company entered into an agreement whereby the employee will receive 768 shares of the Company's Class B common stock from the Company, 20% of which will vest in October of each year until 2001, at which point the remaining 40% will vest, provided the vesting period does not end upon the resignation or termination for cause, as defined. If the employee is terminated without cause or if there is a change of control of the Company, all remaining shares will vest. The Company, under certain circumstances and upon written demand from the employee, must purchase the vested shares of the employee for a price of $1,953 per share. The aggregate redemption amount ($1,500,000) will be recorded as compensation expense over the vesting period of four years. During the year ended November 30, 1997, the Company recorded $25,000 in expense related to this agreement, which has been included in general and administrative expenses on the accompanying statements of operations.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Chapter 78 of the Nevada Revises Statutes (the "NRS") empowers a Nevada corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Nevada corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    Article VII of the By-laws of the Company, a copy of which is filed as
Exhibit 3.2 to this Registration Statement, allows the Company to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Company or such person who serves or served as director, officer, employee or agent, of another corporation, partnership or other enterprise at the request of the Company. Article VII of the Company's By-laws provides for indemnification of the officers and directors of the Company to the fullest extend permitted by applicable law.

    Pursuant to Article Sixth of the Second Amended and Restated Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to this Registration Statement, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director for acts or omissions involving intentional misconduct, fraud or a knowing violation of law and liability based on payments of improper dividends.

    Additionally, the Company has entered into an Indemnification Agreement with each of its directors, the form of which is filed as Exhibit 10.11 this Registration Statement, that

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

       3.    CERTIFICATE OF INCORPORATION AND BY-LAWS

      *3.1   Second Amended and Restated Certificate of Incorporation of the Company.

      *3.2   Second Amended and Restated By-Laws of the Company

       4.    INSTRUMENTS DEFINING THE RIGHT OF SECURITY HOLDERS, INCLUDING INDENTURES.

      *4.1   Indenture, dated as of March 23, 1998, between the Company, and First Trust National Association, as
             Trustee, relating to the Notes.

      *4.2   Form of 9 1/4% Senior Subordinated Notes due 2005 (included in Exhibit 4.1).

      *4.3   Form of 9 1/4% Series B Senior Subordinated Note due 2005 (included in Exhibit 4.1).

      *4.4   Registration Rights Agreement, dated as of March 23, 1998, by and among the Company, Bear Stearns Co.
             Inc., BancAmerica Robertson Stephens and Donaldson, Lufkin & Jenrette Securities Corporation.

      *4.5   Completion Guaranty, dated as of March 23, 1998, by and among Peter A. Morton, Bank of America National
             Trust and Savings Association, and First Trust National Association.

       5.    OPINIONS.

      *5.1   Opinion of Gordon & Silver, Ltd., special Nevada counsel to the Company.

       9.    VOTING TRUST AGREEMENTS.

      *9.1   Amendment, dated as of July 1, 1997 to Stockholder Agreement, dated August 30, 1993, among the Company and certain stockholders listed therein.

      *9.2   Stockholder Agreement, dated as of August 30, 1993, among the Company and certain stockholders listed therein.

      10.    MATERIAL CONTRACTS.

     *10.1   Loan Agreement, dated as of March 23, 1998, among the Company, as Borrowers, the Lenders party thereto,
             Bank of America National Trust and Savings Association, as Agent, and Bear, Stearns & Co., Inc. as
             Co-Agent.

     *10.2   Make Well Agreement, dated as of March 23, 1998, among Peter A. Morton, Bank of America National Trust and Savings Association and the Lenders party to the Loan Agreement, dated as of March 23, 1998.

     *10.3   Amended and Restated Supervisory Agreement, dated as of October 21, 1997, between the Company and Peter
             A. Morton.

     *10.4   Employment Agreement, dated October 8, 1997, between the Company and Gary R. Selesner.

     *10.5   Amended and Restated Letter Agreement, dated as of March 4, 1998, between the Company, Lily Pond
             Investments, Inc. and Gary R. Selesner.

     *10.6   Employment Agreement, dated December 1, 1997, between the Company and William R. Stephens.

     *10.7   Trademark Sublicense Agreement, dated October 24, 1997, between the Company and Peter A. Morton.

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     *10.8   Amendment No.1 to Trademark Subliscense Agreement, dated as of March 23, 1998, between the Company and
             Peter A. Morton.

     *10.9   Construction Contract, dated February 17, 1998, between the Company and KLAI:JUBA.

     *10.10  Letter of Intent, dated May 10, 1998, between the Company and Howa Construction, Inc.

      10.11  Management Agreement, as amended as of September 16, 1993, between the Company and Harvey's Wagon Wheel,
             Inc.

      10.12  Stock Purchase and Management Buyout Agreement, dated as of July 1, 1997, by and among Harveys L.V.
             Management Company, Inc., Harveys Casino Resorts, Lily Pond Investments, Inc. and the Company.

      12.    RATIO OF EARNINGS TO FIXED CHARGES.

     *12.1   Statement regarding the computation of ratio of earnings to fixed charges for the Company.

      23.    CONSENTS.

      23.1   Consent of Ernst & Young LLP.

     *23.2   Consent of Gordon & Silver, Ltd., Special Nevada counsel to the Company (included in Exhibit 5.1)

      24.    POWERS OF ATTORNEY.

     *24.1   Power of Attorney (included in signature page).

      25.    FORM T-1.

     *25.1   Statement of Eligibility and Qualification on Form T-1 of U.S. Bank Trust National Association, as
             Trustee under the Indenture relating to the Company's 9 1/4% Series B Senior Subordinated Notes due
             2005.

      27.    FINANCIAL DATA SCHEDULE.

     *27.1   Financial Data Schedule for fiscal quarters ended February 28, 1997 and 1998.

     *27.2   Financial Data Schedule for fiscal years ending November 30, 1993, 1994 and 1995.

     *27.3   Financial Data Schedule for fiscal years ending November 30, 1996 and 1997.

     *27.4   Financial Data Schedule for fiscal quarters and six months ended May 31, 1997 and 1998.

      99.    MISCELLANEOUS.

     *99.1   Form of Letter of Transmittal.

     *99.2   Form of Notice of Guaranteed Delivery.

     *99.3   Form of Letter of Brokers, Dealers , Commercial Banks, Trust Companies and Other Nominees.

     *99.4   Form of Letter to Clients.


------------

*   Previously filed

ITEM 22. UNDERTAKINGS

    (a) The undersigned Registrants hereby undertake:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Las Vegas, State of Nevada on the twentieth day of August, 1998.


                                HARD ROCK HOTEL, INC.

                                By:              /s/ BRUCE R. DALL
                                     -----------------------------------------
                                                   Bruce R. Dall
                                                CHAIRMAN, PRESIDENT,
                                              CHIEF FINANCIAL OFFICER
                                                   AND TREASURER


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Financial Officer,
                                Treasurer (Principal
                                Accounting Officer) and as
                                duly appointed attorney
      /s/ BRUCE R. DALL         for Peter A. Morton,
------------------------------  Chairman, Chief Executive     August 20, 1998
        Bruce R. Dall           Officer, President and
                                Secretary, Gilbert B.
                                Friesen and Stephen A.
                                Marks, each a Director